Exhibit 99.1
PRELIMINARY NOTE
This Interim Report should be read in conjunction with the consolidated financial statements and accompanying notes included elsewhere in this Interim Report and with our Annual Report on Form 20-F, for the year ended December 31, 2009.
The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and are presented in U.S. Dollars. These statements and discussion below contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, objectives, expectations and intentions and other statements contained in this Interim Report that are not historical facts, as well as statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or words of similar meaning. Such statements address future events and conditions concerning matters such as, but not limited to, our earnings, cash flow, liquidity and capital resources, compliance with debt and other restrictive covenants, interest rates and dividends. These statements are based on current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in political, economic, business, competitive, market and regulatory factors. We believe that these factors include, but are not limited to the effect of the global economic recession on aircraft values and lease rates; the continuing availability of cash to pay dividends and meet our other liquidity requirements; our ability to make acquisitions that are accretive to cash flow; changing supply and demand for aircraft; changes in aircraft value; changes in lease rates; our ability to remarket aircraft; lessee defaults; changes in the commercial aviation industry generally; the performance of our Manager and Servicer, as defined below; maintenance costs; changes in tax, accounting or aviation related laws or regulations; our ability to secure additional financing; changes in interest rates; potential damage to our aircraft; obsolescence of our aircraft portfolio; increased operational costs; competition; the adequacy of our insurance coverage; our ongoing ability to comply with applicable law; early lease termination; the geographic concentration of our lessees; rising fuel costs; airline performance and bankruptcies; terrorist attacks, war, armed hostilities and geopolitical instability; pandemics such as SARs or avian influenza; and the success of aircraft and engine manufacturers. Factors also include those described under Item 3 “Risk Factors” in our Annual Report on Form 20-F, for the year ended December 31, 2009.
Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward looking statements to reflect events, developments or circumstances after the date of this document, a change in our views or expectations, or to reflect the occurrence of future events.
Unless the context requires otherwise, when used in this Interim Report, (1) the terms “B&B Air,” “Company,” “we,” “our” and “us” refer to Babcock & Brown Air Limited and its subsidiaries; (2) the term “B&B Air Funding” refers to our subsidiary, Babcock & Brown Air Funding I Limited; (3) the term “B&B Air Acquisition” refers to our subsidiary, Babcock & Brown Air Acquisition I Limited; (4) the term “B&B Air Cayman” refers to our subsidiary Babcock & Brown Air Finance (Cayman) Limited; (5) the term “B&B Air Cayman II” refers to Babcock & Brown Air Finance II (Cayman) Limited, a subsidiary of B&B Air Cayman; (6) all references to our shares refer to our common shares held in the form of American Depositary Shares, or ADSs; (7) the terms “Predecessor” and “JET-i” refer to JET-i Leasing LLC, the predecessor company of B&B Air; (8) the terms “B&B” and “Babcock & Brown” refer to Babcock & Brown Limited, an Australian company, and its subsidiaries; (9) the terms “BBAM” and the “Servicer” refer to Babcock & Brown Aircraft Management LLC and Babcock & Brown Aircraft Management (Europe) Limited, collectively; (10) the term “Manager” refers to Babcock & Brown Air Management Co. Limited, the Company’s manager; and (11) the term “Initial Portfolio” refers to our initial portfolio of 47 commercial jet aircraft acquired by our subsidiary, B&B Air Funding.

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PART I — FINANCIAL INFORMATION

Item 1.	Financial Statements (Unaudited)
Babcock & Brown Air Limited
Consolidated Balance Sheets
AS OF MARCH 31, 2010 (UNAUDITED) AND DECEMBER 31, 2009
(Dollar amounts in thousands, except par value data)

	March 31, 2010	December 31, 2009
	(Unaudited)
Assets
Cash and cash equivalents	$130,318	$95,972
Restricted cash and cash equivalents	139,970	139,241
Rent receivables	6,019	3,927
Flight equipment held for operating leases, net	1,726,717	1,748,988
Deferred tax asset, net	7,277	10,465
Fair market value of derivative asset	1,771	30
Other assets, net	22,721	25,509

Total assets	2,034,793	2,024,132

Liabilities
Accounts payable and accrued liabilities	4,587	5,780
Rentals received in advance	8,729	9,656
Payable to related parties	10,203	8,106
Security deposits	33,843	34,425
Maintenance payment liability	123,432	118,224
Notes payable, net	657,747	657,649
Borrowings under aircraft acquisition facility	587,034	594,566
Credit facility	32,290	32,290
Fair market value of derivative liabilities	73,373	65,726
Other liabilities	13,749	13,186

Total liabilities	1,544,987	1,539,608

Shareholders’ equity
Common shares, $0.001 par value; 499,999,900 shares authorized; 30,279,948 shares issued and outstanding at March 31, 2010 and December 31, 2009	30	30
Manager shares, $0.001 par value; 100 shares authorized, issued and outstanding	—	—
Additional paid-in capital	490,818	490,818
Retained earnings	58,455	47,844
Accumulated other comprehensive loss, net	(59,497)	(54,168)

Total shareholders’ equity	489,806	484,524

Total liabilities and shareholders’ equity	$2,034,793	$2,024,132

The accompanying notes are an integral part of these consolidated financial statements.

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Babcock & Brown Air Limited
Consolidated Statements of Income
FOR THE THREE MONTHS ENDED MARCH 31, 2010 AND 2009 (UNAUDITED)
(Dollar amounts in thousands, except per share data)

	Three months	Three months
	ended	ended
	March 31,	March 31,
	2010	2009
Revenues
Operating lease revenue	$54,245	$53,380
Gain on purchases of notes payable	—	48,980
Gain on sale of option to purchase notes payable	12,501	—
Lease termination settlement	589	6,475
Interest and other income	373	245

Total revenues	67,708	109,080

Expenses
Depreciation	21,265	20,605
Interest expense	19,052	20,641
Selling, general and administrative	4,970	6,168
Debt purchase option amortization	947	—
Maintenance and other costs	819	688

Total expenses	47,053	48,102

Net income before provision for income taxes	20,655	60,978
Provision for income taxes	3,988	14,027

Net income	$16,667	$46,951

Weighted average number of shares — basic and diluted	30,279,948	32,488,911
Earnings per share — basic and diluted	$0.55	$1.45
Dividends declared and paid per share	$0.20	$0.20
The accompanying notes are an integral part of these consolidated financial statements.

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Babcock & Brown Air Limited
Consolidated Statement of Shareholders’ Equity
FOR THE THREE MONTHS ENDED MARCH 31, 2009 (UNAUDITED)
(Dollar amounts in thousands)

							Accumulated
					Additional	Retained	Other	Total	Total
	Manager Shares		Common Shares		Paid-in	Earnings	Comprehensive	Shareholders’	Comprehensive
	Shares	Amount	Shares	Amount	Capital	(Deficit)	Loss, net	Equity	Income
Balance January 1, 2009	100	$—	32,488,911	$32	$499,882	$(16,584)	$(93,917)	$389,413
Dividends to shareholders	—	—	—	—	—	(6,498)	—	(6,498)
Net income	—	—	—	—	—	46,951	—	46,951	$46,951
Net change in the fair value of derivatives, net of deferred tax of $1,050	—	—	—	—	—	—	7,347	7,347	7,347

Comprehensive income, net									$54,298

Balance March 31, 2009 (unaudited)	100	$—	32,488,911	$32	$499,882	$23,869	$(86,570)	$437,213

The accompanying notes are an integral part of these consolidated financial statements.

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Babcock & Brown Air Limited
Consolidated Statement of Shareholders’ Equity
FOR THE THREE MONTHS ENDED MARCH 31, 2010 (UNAUDITED)
(Dollar amounts in thousands)

							Accumulated
					Additional	Retained	Other	Total	Total
	Manager Shares		Common Shares		Paid-in	Earnings	Comprehensive	Shareholders’	Comprehensive
	Shares	Amount	Shares	Amount	Capital	(Deficit)	Income (Loss), net	Equity	Income (Loss)
Balance January 1, 2010	100	$—	30,279,948	$30	$490,818	$47,844	$(54,168)	$484,524
Dividends to shareholders	—	—	—	—	—	(6,056)	—	(6,056)
Net income	—	—	—	—	—	16,667	—	16,667	$16,667
Net change in the fair value of derivatives, net of deferred tax of $752	—	—	—	—	—	—	(5,266)	(5,266)	(5,266)
Reclassified from other comprehensive income into earnings, net of deferred tax of $9	—	—	—	—	—	—	(63)	(63)	(63)

Comprehensive income, net									$11,338

Balance March 31, 2010 (unaudited)	100	$—	30,279,948	$30	$490,818	$58,455	$(59,497)	$489,806

The accompanying notes are an integral part of these consolidated financial statements.

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Babcock & Brown Air Limited
Consolidated Statements of Cash Flows
FOR THE THREE MONTHS ENDED MARCH 31, 2010 AND 2009 (UNAUDITED)
(Dollar amounts in thousands)

	Three months	Three months
	ended	ended
	March 31,	March 31,
	2010	2009
Cash Flows from Operating Activities
Net Income	$16,667	$46,951
Adjustments to reconcile net income to net cash flows provided by operating activities:
Gain on purchases of notes payable	—	(48,980)
Gain on sale of option to purchase notes payable	(12,501)	—
Depreciation	21,265	20,605
Amortization of debt issuance costs	1,890	1,716
Amortization of lease incentives	1,243	1,059
Amortization of debt purchase option	947	—
Amortization of lease discounts/premiums and other items	(238)	(489)
Deferred income taxes	3,949	13,994
Unrealized gain on derivative instruments	(73)	—
Maintenance payment liability relieved	(1,519)	—
Changes in operating assets and liabilities:
Rent receivables	(2,361)	(833)
Other assets	(249)	4,360
Payable to related parties	2,097	(794)
Accounts payable and accrued liabilities	100	(1,721)
Rentals received in advance	(927)	(267)
Other liabilities	(255)	684

Net cash flows provided by operating activities	30,035	36,285

Cash Flows from Investing Activities
Lessor contribution to maintenance	(287)	(3,734)

Net cash flows used in investing activities	(287)	(3,734)

Cash Flows from Financing Activities
Restricted cash and cash equivalents	(729)	(6,229)
Security deposits received	1,175	49
Security deposits returned	(1,488)	—
Maintenance payment liability receipts	8,504	9,755
Maintenance payment liability disbursements	(1,777)	(3,247)
Notes payable purchases	—	(48,675)
Repayment of Aircraft Acquisition Facility	(7,532)	—
Proceeds from sale of option to purchase notes payable	12,501	—
Dividends paid	(6,056)	(6,498)

Net cash flows (used in) provided by financing activities	4,598	(54,845)

Net increase (decrease) in cash	34,346	(22,294)
Cash at beginning of period	95,972	56,763

Cash at end of period	$130,318	$34,469

Supplemental Disclosure:
Cash paid during the period for:
Interest	$16,949	$19,109
Taxes	10	6
Noncash Investing and Financing Activities:
Security deposit applied to rent receivable	269	—
The accompanying notes are an integral part of these consolidated financial statements.

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Babcock & Brown Air Limited
Notes to Consolidated Financial Statements
For the three months ended March 31, 2010
1. ORGANIZATION
Babcock & Brown Air Limited (the “Company” or “B&B Air”) is a Bermuda exempted company incorporated on May 3, 2007 under the provisions of Section 14 of the Companies Act 1981 of Bermuda. The Company was formed to acquire, finance, lease and sell commercial jet aircraft and other aviation assets directly or indirectly through its subsidiaries.
Although the Company is organized under the laws of Bermuda, it is a resident of Ireland for tax purposes and is subject to Irish corporation tax on its income in the same way, and to the same extent, as if the Company were organized under the laws of Ireland.
In accordance with the Company’s bye-laws, B&B Air issued 100 shares (“Manager Shares”) with a par value of $0.001 to Babcock & Brown Air Management Co. Limited (the “Manager”) for no consideration. Subject to the provisions of the Company’s bye-laws, the Manager Shares have the right to appoint the nearest whole number of directors to the Company which is not more than 3/7th of the number of directors comprising the board of directors. The Manager Shares are not entitled to receive any dividends, are not convertible into common shares and, except as provided for in the Company’s bye-laws, have no voting rights.
On April 29, 2010, the management team of BBAM, through Summit Aviation Partners LLC (“Summit”) purchased substantially all of the aviation assets of Babcock & Brown and its affiliates, including Babcock & Brown’s ownership interests in BBAM, the Manager and certain other companies that manage and service B&B Air and its aircraft portfolio (“Aviation Assets Purchase Transaction”).
On April 29, 2010, the Company purchased for $8.75 million a 15% interest in a newly formed, privately-held aircraft leasing and management business entity, BBAM Limited Partnership (together with its affiliates “BBAM LP”). Summit will own the remaining 85% interest in BBAM LP, which will provide management and administrative services to B&B Air, including servicing its aircraft portfolio.
Also on April 29, 2010, the Company repurchased 2,011,265 of its shares from Babcock & Brown at a price of $8.78 per share or $17.7 million pursuant to a Securities Repurchase Agreement (“Securities Repurchase Agreement”).
On April 29, 2010, the Company adopted a 2010 Omnibus Incentive Plan (“2010 Plan”) and has reserved 1,500,000 shares for issuance under the 2010 Plan. The Company made aggregate grants of 600,000 shares in the form of stock appreciation rights and restricted stock units to certain employees of BBAM LP who will provide services to the Company pursuant to certain management and servicing agreements (see Note 10).
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
BASIS OF PREPARATION
B&B Air is a holding company that conducts its business through its subsidiaries. B&B Air directly or indirectly owns all of the common shares of its subsidiaries. The consolidated financial statements presented are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). The consolidated financial statements include the accounts of B&B Air and all of its subsidiaries. In instances where it is the primary beneficiary, B&B Air would consolidate a Variable Interest Entity (“VIE”). All intercompany transactions and balances have been eliminated. The consolidated financial statements are stated in U.S. Dollars, which is the principal operating currency of the Company.
The accompanying interim consolidated financial statements are prepared pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) for interim financial reporting and, in the Company’s opinion, reflect all adjustments, including normal recurring items which are necessary to present fairly the results for interim periods. The operating results for the periods presented are not necessarily indicative of the results that may be expected for an entire year. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with GAAP have been omitted in accordance with the rules and regulations of the SEC; however, the Company believes that the disclosures are adequate to make the information presented not misleading.

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USE OF ESTIMATES
The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. For the Company, the use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, deferred tax assets and accruals and reserves. To the extent available, the Company utilizes industry specific resources, third-party appraisers and other materials to support estimates, particularly with respect to flight equipment. Despite management’s best efforts to accurately estimate such amounts, actual results could differ from those estimates.
NEW ACCOUNTING PRONOUNCEMENTS
In accordance with a FASB pronouncement, commencing March 31, 2010 the Company will perform, as applicable, ongoing analysis and reassessment to determine whether its variable interest or interests give it a controlling financial interest in a variable interest entity. The pronouncement identified the characteristics of the primary beneficiary of a variable interest entity and amended the guidance for determining whether an entity is a variable interest entity. Additionally, an enterprise is required to assess whether it has an implicit financial responsibility to ensure that a variable interest entity operates as designed when determining whether it has the power to direct the activities of the variable interest entity that most significantly impact the entity’s economic performance.
On January 21, 2010, the FASB issued an accounting standard update that requires an entity to provide additional disclosure regarding fair value measurements: (i) the amounts of significant transfers between Level 1 and Level 2 of the fair value hierarchy and the reasons for these transfers, (ii) the reasons for any transfers in or out of Level 3 and (iii) information in the reconciliation of recurring Level 3 measurements about purchases, sales, issuances and settlements on a gross basis (“Level 3 Reconciliation Information”). In addition to these new disclosure requirements, certain existing required disclosure requirements were also clarified. Except for the Level 3 Reconciliation Information requirement, the accounting standard update is effective for interim and annual reporting periods beginning in 2010.
3. FLIGHT EQUIPMENT HELD FOR OPERATING LEASES
As of March 31, 2010 and December 31, 2009, the Company had 62 aircraft held for operating leases. No aircraft were purchased or sold during the three months ended March 31, 2010.
Flight equipment held for operating leases consist of the following:

	March 31, 2010	December 31, 2009
	(Dollars in thousands)
Cost	$1,911,818	$1,912,825
Accumulated depreciation	(185,101)	(163,837)

Net Flight Equipment Held for Operating Lease	$1,726,717	$1,748,988

The Company capitalized $0.2 million of major maintenance expenditures for the three months ended March 31, 2009. These amounts have been included in Flight Equipment Held for Operating Leases. The Company did not capitalize any major maintenance expenditures for the three months ended March 31, 2010.
The classification of the net book value of flight equipment held for operating leases and operating lease revenues by geographic region in the tables and discussion below is based on the principal operating location of the aircraft lessee.

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The distribution of the net book value of flight equipment held for operating leases by geographic region is as follows:

	March 31, 2010		December 31, 2009
	(Dollars in thousands)
Europe, Middle East and Africa:
Germany	$97,857	6%	$130,674	8%
The Netherlands	125,266	7%	126,636	7%
United Kingdom	71,674	4%	72,569	4%
Other	487,668	28%	494,696	28%

Europe, Middle East and Africa — Total	782,465	45%	824,575	47%

Asia Pacific:
India	251,814	15%	254,141	15%
China	122,988	7%	142,925	8%
Other	65,843	3%	36,302	2%

Asia Pacific — Total	440,645	25%	433,368	25%

North America:
United States	298,818	17%	302,756	17%
Other	38,743	3%	39,115	3%

North America — Total	337,561	20%	341,871	20%

Mexico, South and Central America:
Mexico	147,570	9%	149,174	8%

Mexico, South and Central America — Total	147,570	9%	149,174	8%

Off-lease — Total	18,476	1%	—	—

Total Flight Equipment	$1,726,717	100%	$1,748,988	100%

As of March 31, 2010 and December 31, 2009, the Company had 62 aircraft held for operating lease. At March 31, 2010, aircraft held for operating leases were on lease to 36 lessees in 20 countries, with one aircraft off-lease. At December 31, 2009, aircraft held for operating leases were on lease to 36 lessees in 19 countries.
The distribution of operating lease revenue by geographic region for the three months ended March 31, 2010 and 2009 is as follows:

	Three months		Three months
	ended		ended
	March 31,		March 31,
	2010		2009
	(Dollars in thousands)
Europe, Middle East and Africa:
Germany	$5,103	9%	$4,315	8%
The Netherlands	4,090	8%	4,077	8%
United Kingdom	2,376	4%	2,618	5%
Other	14,151	26%	14,226	26%

Europe, Middle East and Africa — Total	25,720	47%	25,236	47%

Asia Pacific:
India	6,760	13%	6,962	13%
China	5,016	9%	4,366	8%
Other	947	1%	941	2%

Asia Pacific — Total	12,723	23%	12,269	23%

North America:
United States	9,908	18%	9,879	19%
Other	1,253	3%	1,252	2%

North America — Total	11,161	21%	11,131	21%

Mexico, South and Central America:
Mexico	4,641	9%	4,744	9%

Mexico, South and Central America — Total	4,641	9%	4,744	9%

Total Operating Lease Revenue	$54,245	100%	$53,380	100%

The Company had no customer that accounted for 10% or more of total operating lease revenue for the three month periods ended March 31, 2010 and 2009. The Company stopped accruing rent from one lessee due to concerns about the lessee’s financial condition and only recognizes revenue as cash is received from the lessee. The Company recognized revenue of $0.4 million and $0.2 million from this lessee during the three months ended March 31, 2010 and 2009, respectively.
For the three months ended March 31, 2010, the Company included in operating lease revenue maintenance payment liabilities retained at the end of lease and aircraft redelivery income totalling $3.6 million. There were no maintenance payment liabilities retained at the end of lease or aircraft redeliveries during the three months ended March 31, 2009.
The amortization of lease discounts, net of lease premiums which have been included as a component of operating lease revenue was $0.4 million and $0.7 million for the three months ended March 31, 2010 and 2009, respectively.

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For the three months ended March 31, 2010 and 2009, amortization of lease incentives recorded as a reduction of operating lease revenue totalled $1.2 million and $1.1 million, respectively.
As of March 31, 2010 and December 31, 2009, the weighted average remaining lease term of the Company’s aircraft portfolio was 4.7 years and 4.8 years, respectively.
In connection with the early termination of four leases in a prior period, the Company reached a settlement with the guarantor of these leases in February 2009. Pursuant to the terms of the settlement agreement, the Company received a lump-sum payment of $6.3 million at the settlement date, with an additional $5.9 million to be paid in monthly installments through 2012 with interest at 8.0% per annum. Payments totalling approximately $0.6 million and $6.5 million were received during the three months ended March 31, 2010 and 2009, respectively. Due to collectability concerns, future payments will only be recognized as cash is received.
4. NOTES PAYABLE
On October 2, 2007, B&B Air Funding issued $853.0 million of aircraft lease-backed Class G-1 notes (the “Notes”) at an offering price of 99.71282%. The Notes generated net proceeds of approximately $850.6 million after deducting initial purchaser’s discounts, which were used to partially finance the acquisition of aircraft. The Notes are direct obligations of B&B Air Funding and are not obligations of, or guaranteed by B&B Air.
The Notes are secured by: (i) first priority, perfected security interests in and pledges or assignments of equity ownership and beneficial interests in the subsidiaries of B&B Air Funding; (ii) interests in the leases of the aircraft they own; (iii) cash held by or for them; and (iv) rights under agreements with BBAM, the initial liquidity facility provider, hedge counterparties and the insurance policy provider. Rentals paid under leases and proceeds from the sale of aircraft are placed in the collections account and paid out according to the priority of payments set forth in the indenture. The Notes are also secured by a lien or similar interest in any of the aircraft B&B Air Funding currently owns that are registered in the United States or Ireland. B&B Air Funding may not encumber the aircraft it currently owns or incur additional indebtedness except as permitted under the securitization related documents. Interest is payable monthly based on the current one-month London Interbank Offered Rate (“LIBOR”) plus a spread of 0.67%, which includes an amount payable to Ambac Assurance Corporation, the provider of a financial guaranty insurance policy (the “Policy Provider”) that supports payment of interest and in certain circumstances, principal on the Notes.
Until July 2010, there are no scheduled principal payments on the Notes and for each month between July 2010 and August 2012, there will be scheduled minimum principal payments of approximately $1.0 million per month, subject to satisfying certain debt service coverage ratios and other covenants. Of this amount, $0.2 million will be paid to a subsidiary of the Company, in respect of Notes that it purchased and continues to hold, as described below. Effective after July 2012, all revenues collected during each monthly period will be applied to repay the outstanding balance of the Notes, after the payment of certain expenses and other costs, including the fees to the Policy Provider, interest and interest rate swap payments in accordance with those agreements. The final maturity date of the Notes is November 14, 2033.
The Company may, on a payment date, redeem the Notes in whole or from time to time in part, at certain redemption prices, together with accrued and unpaid interest, as specified in the indenture governing the Notes.
B&B Air Funding is subject to financial and operating covenants which relate to, among other things, its operations, disposition of aircraft, lease concentration limits, restrictions on the acquisition of additional aircraft, and restrictions on the modification of aircraft and capital expenditures. A breach of the covenants could result in the acceleration of the Notes and exercise of remedies available in relation to the collateral, including the sale of aircraft at public or private sale. As of March 31, 2010, B&B Air Funding was not in default under the Notes.
On March 16, 2009, the Company, through a wholly-owned subsidiary, purchased a total of $100.0 million principal amount of the Notes, for a total purchase price of $48.7 million, including associated expenses. In connection with the purchase of the Notes, the Company expensed loan issuance costs and the unamortized discount associated with the original issuance of the Notes totalling $2.3 million. The Company recognized a pre-tax gain of $49.0 million on the purchase of Notes. Subsequent to March 31, 2009, the Company purchased an additional $69.4 million principal amount of Notes, for a total purchase price of $34.3 million, including associated expenses. These amounts included $50.0 million principal amount of Notes purchased on exercise of an option. The purchased Notes remain outstanding.

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As of March 31, 2010 and December 31, 2009, the Notes had a balance of $658.7 million, net of the purchased Notes. The unamortized discount associated with the Notes totalled $0.9 million and $1.0 million as of March 31, 2010 and December 31, 2009, respectively. Accrued interest totalled $0.3 million at March 31, 2010 and December 31, 2009.
During the three months ended March 31, 2010, the Company sold to an unrelated third party its remaining option to purchase up to $50.0 million principal amount of Notes for 48% of the principal amount and received $12.5 million as consideration.
In connection with the issuance of the Notes, B&B Air Funding also entered into a revolving credit facility (“Note Liquidity Facility”) that provides additional liquidity of up to $60.0 million. Subject to the terms and conditions of the Note Liquidity Facility, advances may be drawn for the benefit of the Note holders to cover certain expenses of B&B Air Funding, including maintenance expenses, interest rate swap payments and interest on the Notes. Advances shall bear interest at one-month LIBOR plus a spread of 1.20%. A commitment fee of 0.40% per annum is due and payable on each payment date based on the unused portion of the Note Liquidity Facility. As of March 31, 2010 and December 31, 2009, B&B Air Funding had not drawn on the Note Liquidity Facility.
The financial guaranty insurance policy (the “Policy”) issued by the Policy Provider supports the payment of interest due on the Notes and the payment of the outstanding principal balance of the Notes on the final maturity date and, under certain circumstances, prior thereto. A downgrade of the Policy Provider’s credit rating or its failure to meet its obligations under the Policy will not have a direct impact on B&B Air Funding’s obligations or rights under the Notes.
In conjunction with the closing of the Aviation Assets Purchase Transaction, the indenture for the Notes was amended on April 29, 2010 to remove a servicer termination event which would have been triggered if Babcock & Brown ceased to own at least 50.1% of the voting equity or economic interest in BBAM. Servicer termination events now include the following:
•	Bankruptcy or insolvency of BBAM LP;
•	BBAM LP ceases to own at least 50% of BBAM US and BBAM Europe;
•
Summit ceases to own at least 33.33% of the partnership interests in BBAM LP; provided that a sale that results in such ownership being at a level below 33.33% shall not constitute a servicer termination event if the sale is to a publicly listed entity or other person with a net worth of at least $100 million;

•
Steven Zissis ceases to be the President or Chief Executive Officer or equivalent officer of BBAM LP at any time prior to the fifth anniversary of the amendment for any reason other than death or disability; and

•	50% or more of BBAM LP’s key finance and legal team or technical and marketing team cease to be employed by BBAM LP and are not replaced with employees with comparable skills within 90 days.
5. AIRCRAFT ACQUISITION FACILITY

	Balance as of	Balance as of
Aircraft Acquisition Facility:	March 31, 2010	December 31, 2009
	(Dollars in thousands)

Principal — Tranche A	$403,034	$410,566
Principal — Tranche B	184,000	184,000

Borrowings under aircraft acquisition facility	587,034	594,566
Equity Tranche	96,000	96,000

Total Aircraft Acquisition Facility	$683,034	$690,566

On November 7, 2007, B&B Air Acquisition entered into a revolving credit facility (the “Aircraft Acquisition Facility”) that provided for aircraft financing consisting of up to a $920.0 million Tranche A borrowing, $184.0 million Tranche B borrowing and a $96.0 million equity tranche from B&B Air. Tranches A and B are provided by a consortium of third party lenders and are subject to customary terms and conditions. The availability period for the Aircraft Acquisition Facility expired on November 6, 2009, and the Company may not borrow any additional amounts. B&B Air Acquisition periodically funds, in accordance with the facility agreement, a cash collateral account that was established for the benefit of the lenders. As of March 31, 2010 and December 31, 2009, the cash collateral account had a balance of $32.3 million and $30.4 million, respectively.

12

Since November 6, 2009, all available cash flow from the aircraft held by B&B Air Acquisition is required to be applied to the outstanding principal after payment of interest, certain expenses and a return paid to B&B Air on its $96.0 million equity tranche. The equity tranche accrues interest at a rate such that the aggregate monthly interest of the entire facility reflects an interest rate of one-month LIBOR plus 2.5%. During the three months ended March 31, 2010, the Company made principal repayments on the Aircraft Acquisition Facility of $7.5 million. The Company did not make any principal repayments during the three months ended March 31, 2009.
Subject to an extension by the lenders as provided in the agreement, all amounts outstanding at November 6, 2012 must be repaid in four quarterly installments.
Borrowings under the Aircraft Acquisition Facility are secured by (i) the equity ownership and beneficial interests in B&B Air Acquisition and its subsidiaries, and (ii) a security interest in the underlying aircraft and related leases. In addition, the lenders are granted a first priority, perfected security interest in derivative agreements entered into by B&B Air Acquisition.
Tranche A borrowings accrue interest at a one-month LIBOR-based rate plus a margin of 1.50%. Tranche B borrowings accrue interest at a one-month LIBOR-based rate plus 4.00%. The first quarterly installment of principal is due on November 6, 2012, and after that date the applicable margin for Tranche A and Tranche B increases by 0.25% per quarter up to a maximum margin of 3.75% and 8.00% for Tranche A and B borrowings, respectively. In order of security interest, Tranche A ranks above Tranche B, and both Tranche A and B rank above the equity tranche.
The Aircraft Acquisition Facility also contains affirmative covenants customary for secured aircraft financings. Further, B&B Air Acquisition must maintain certain interest coverage ratios and the aircraft in B&B Air Acquisition’s portfolio must comply with certain concentration limits. A breach of these requirements would result in an event of default under the Aircraft Acquisition Facility.
In conjunction with the closing of the Aviation Assets Purchase Transaction, the loan agreement for the facility was amended on April 29, 2010 to remove defaults which would have been triggered if Babcock & Brown ceased to hold at least 5% of the Company’s shares or 51% of the capital stock of BBAM. Pursuant to the amendment, default events now include (i) BBAM LP ceases to own 51% of BBAM or (ii) the Company ceases to own at least 5% of BBAM LP.
In addition, the Company amended the servicing agreement to remove a servicer termination event linked to the failure to deliver certain financial statements of Babcock & Brown. Pursuant to the amendment, the servicer must deliver financial statements of BBAM LP on a quarterly and annual basis to the lenders and to B&B Air.
6. CREDIT FACILITY
The Company has a $32.3 million credit facility agreement (the “Credit Facility”) with an international commercial bank. As of March 31, 2010 and December 31, 2009, the Company had borrowed $32.3 million under the agreement. The Credit Facility is secured by a pledge of the Company’s rights, title and interest in $119.4 million principal amount of Notes purchased by a wholly-owned subsidiary of the Company.
There are no scheduled principal payments due during the term of the Credit Facility. Interest is payable monthly and equal to the interest proceeds on the pledged Notes. The Credit Facility is scheduled to mature on August 16, 2010 but provides the Company with two 1-year extension options upon the payment of a fee at each extension date equal to 2.5% of the then-outstanding principal amount. In accordance with GAAP, the extension options are accounted for as derivative instruments. As of March 31, 2010 and December 31, 2009, the extension options had nominal value.
The Company is subject to certain interest coverage ratios and other financial covenants as specified in the Credit Facility. As of March 31, 2010 and December 31, 2009, the Company was not in default under the Credit Facility.
7. DERIVATIVES
The Company uses interest rate swap contracts to hedge variable interest payments due on (i) the Notes and (ii) borrowings under the Aircraft Acquisition Facility, associated with aircraft under fixed rate rentals. The swap contracts allow the Company to pay fixed interest rates and receive variable interest rates with the swap counterparty based on the one-month LIBOR on the notional amounts over the life of the contracts. The notional amounts decrease over time. As of March 31, 2010 and December 31, 2009, the Company had interest rate swap contracts with notional amounts aggregating $1,155.7 million and $1,175.8 million, respectively. The unrealized fair market value loss on the interest rate swap contracts, reflected as derivative liabilities, was $73.4 million and $65.7 million as of March 31, 2010 and December 31, 2009, respectively.

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To mitigate its exposure to foreign currency exchange fluctuations, the Company has entered into a cross currency coupon swap contract in conjunction with a lease in which a portion of the lease rentals are denominated in Euros. Pursuant to the cross currency swap, the Company receives $1.7 million quarterly based on a fixed Euro to U.S. Dollar conversion rate of 1.4452 per Euro until January 15, 2016, the maturity date of the swap contract. As of March 31, 2010 and December 31, 2009, the unrealized fair market value gain on the cross currency swap contract, reflected as a derivative asset, was $1.8 million and $30,000, respectively.
During 2008, the Company terminated a cross currency swap contract and received settlement proceeds totalling $2.1 million which is being amortized into operating lease revenue through April 15, 2016, the original contract maturity date.
The Company’s interest rate and foreign currency derivatives are accounted for as cash flow hedges. The changes in fair value of the derivatives are recorded as a component of accumulated other comprehensive income, net of a provision for income taxes. For the three months ended March 31, 2010 and 2009, the Company recorded a net unrealized loss of $5.3 million and a net unrealized gain of $7.3 million, after the applicable net tax benefit of $0.8 million and net tax provision of $1.1 million, respectively.
The Company determines the fair value of derivative instruments using a discounted cash flow model. The model incorporates an assessment of the risk of non-performance by the swap counterparty in valuing derivative assets and an evaluation of B&B Air’s credit risk in valuing derivative liabilities. The Company considers in its assessment of non-performance risk, if applicable, netting arrangements under master netting agreements, any collateral requirement, and the derivative payment priority in the Company’s debt agreements. The valuation model uses various inputs including contractual terms, interest rate curves, credit spreads and measures of volatility.
As of March 31, 2010, the Company had the following derivative liabilities (dollar amounts in thousands):

								Gain
								Reclassified
					Adjusted		Loss	from
			Fair		Fair		Recognized in	Accumulated
		Swap	Market		Market		Accumulated	Other
	Hedge	Contract	Value of	Credit	Value of	Deferred	Other	Comprehensive
	Interest	Notional	Derivative	Risk	Derivative	Tax	Comprehensive	Loss into
Maturity Date	Rate	Amount	Liability	Adjustment	Liability	Benefit	Loss	Income
Interest rate swap contracts:
10/14/2015	4.93%	$260,197	$(22,584)	$1,142	$(21,442)	$2,680	$(18,762)	$—
10/14/2015	4.93%	260,197	(22,584)	1,142	(21,442)	2,680	(18,762)	—
11/15/2015	4.36%	27,349	(2,067)	98	(1,969)	246	(1,723)	—
12/15/2015	4.37%	27,354	(2,071)	99	(1,972)	247	(1,725)	—
9/15/2015	4.36%	27,847	(2,122)	100	(2,022)	253	(1,769)	—
11/15/2015	4.37%	27,607	(2,108)	104	(2,004)	251	(1,753)	—
1/14/2015	3.40%	63,537	(2,865)	103	(2,762)	345	(2,417)	—
3/15/2018	3.31%	191,078	(5,153)	66	(5,087)	636	(4,451)	—
8/15/2015	3.85%	30,677	(1,566)	63	(1,503)	188	(1,315)	—
5/15/2016	4.49%	46,167	(3,568)	168	(3,400)	425	(2,975)	—
3/15/2015	4.22%	27,433	(1,957)	92	(1,865)	233	(1,632)	—
4/15/2015	4.07%	29,491	(1,913)	86	(1,827)	228	(1,599)	—
10/15/2016	4.25%	27,433	(1,831)	90	(1,741)	218	(1,523)	—
10/15/2012	2.30%	109,301	(2,381)	68	(2,313)	289	(2,024)	—
Accrued interest			(2,026)		(2,026)			—

Total — derivative liabilities		$1,155,668	$(76,796)	$3,421	$(73,375)	$8,919	$(62,430)	$—

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As of March 31, 2010, the Company had the following derivative asset (dollar amounts in thousands):

								Gain
								Reclassified
					Adjusted		Gain	from
			Fair		Fair		Recognized in	Accumulated
	EURO to	Swap	Market		Market		Accumulated	Other
	US Dollar	Contract	Value of	Credit	Value of	Deferred	Other	Comprehensive
	Conversion	Notional	Derivative	Risk	Derivative	Tax	Comprehensive	Loss into
Maturity Date	Rate	Amount	Instrument	Adjustment	Instrument	Liability	Loss	Income
Cross currency coupon swap contract:

1/15/2016	1EURO to US1.4452	1,650	1,833	(62)	1,771	(221)	1,550	—
Terminated Contract		—	—	—	—	(198)	1,383	63

Total — derivative asset		$1,650	$1,833	$(62)	$1,771	$(419)	$2,933	$63

The amount to be amortized into operating lease revenue for the proceeds received from the terminated cross currency coupon swap contract for the next twelve months is $0.3 million.
8. INCOME TAXES
B&B Air is a tax-resident of Ireland and has wholly-owned subsidiaries in Ireland, France and the Cayman Islands that are tax residents in those jurisdictions. In calculating net trading income, B&B Air and its Irish-tax-resident subsidiaries are entitled to a deduction for trading expenses and tax depreciation on its aircraft. In general, Irish-resident companies pay corporation tax at the rate of 12.5% on trading income and 25.0% on non-trading income. In addition, repatriated earnings from the Company’s Cayman subsidiary will be taxed at the 25.0% tax rate. A deferred tax provision at the 25.0% rate was provided for the gain associated with the purchase of notes payable and on the gain resulting from the sale of the option. B&B Air’s French-resident subsidiaries pay a corporation tax of 30.38% on their net trading income. Subject to limitations under current Irish tax regulations, U.S. withholding taxes paid may be credited against the Company’s Irish tax liability.
Income tax expense by jurisdiction is shown below:

	Three months	Three months
	ended	ended
	March 31,	March 31,
	2010	2009
	(Dollars in thousands)
Deferred tax expense:
Ireland	$3,951	$13,994
France	(2)	—

Deferred tax expense — total	3,949	13,994

Current tax expense:
Ireland	33	31
France	6	2

Current tax expense (benefit) — total	39	33

Total Income Tax Expense	$3,988	$14,027

The principal components of the Company’s net deferred tax asset are as follows:

	March 31, 2010	December 31, 2009
	(Dollars in thousands)
Ireland:
Excess of tax depreciation over book depreciation	$(24,961)	$(19,162)
Net operating loss carryforwards	46,290	41,604
Net unrealized losses on derivative instruments	8,500	7,738
Net earnings of non-European Union member subsidiary	(22,552)	(19,715)

Deferred Tax Asset, Net	$7,277	$10,465

The Company has determined that no valuation allowance against its deferred tax asset was necessary as of March 31, 2010 and December 31, 2009.

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9. COMMITMENTS AND CONTINGENCIES
The Company has an agreement to sell one of the aircraft from the Initial Portfolio for a base purchase price of approximately $11.8 million upon expiration of the current underlying operating lease in October 2010.
From time to time, the Company contracts with third-party service providers to perform maintenance or overhaul activities on its off-lease aircraft.
10. RELATED PARTY TRANSACTIONS
B&B Air has no employees and had outsourced the daily operations of the Company by entering into management, servicing and administrative agreements (the “Agreements”) with subsidiaries of Babcock & Brown. Services to be rendered under these agreements include acquiring and disposing of aircraft; marketing of aircraft for lease and re-lease; collecting rent and other payments from the lessees; monitoring maintenance, insurance and other obligations under the leases; enforcing the Company’s rights under the lease terms; and maintaining the books and records of the Company and its subsidiaries. The Manager manages the Company under the direction of its chief executive officer and chief financial officer. Pursuant to the terms of the Agreements, certain fees and expenses that may be payable to the Manager may be reduced for any like payments made to other Babcock & Brown affiliates.
Pursuant to the Agreements, Babcock & Brown is entitled to receive servicing fees. With respect to the Company’s Initial Portfolio, Babcock & Brown is entitled to receive a base fee of $150,000 per month, subject to certain adjustments, and a rent fee equal to 1.0% and 1.0%, respectively, of the aggregate amount of aircraft rent due and rent actually collected. With respect to aircraft acquired that will be held by B&B Air Acquisition, Babcock & Brown is entitled to receive a fee equal to 3.5% of the aggregate amount of rent actually received for such aircraft. For the three month periods ended March 31, 2010 and 2009, total base and rent fees incurred amounted to $1.8 million and $1.9 million, respectively.
Babcock & Brown is entitled to an administrative agency fee from B&B Air Funding equal to $750,000 per annum, subject to adjustments based on the Consumer Price Index. In addition, Babcock & Brown is entitled to an administrative fee from B&B Air Acquisition of $240,000 per annum. For the three month periods ended March 31, 2010 and 2009, $0.3 million and $0.2 million of administrative fees were paid to Babcock & Brown, respectively.
For its role as exclusive arranger, Babcock & Brown receives a fee equal to 1.5% of the purchase price of aircraft acquired, excluding aircraft in the Initial Portfolio. Babcock & Brown also receives 1.5% of the sales proceeds of all disposed aircraft. For the three months ended March 31, 2010 and 2009, the Company did not acquire or dispose of any aircraft.
The Company makes quarterly payments to the Manager as compensation for providing the chief executive officer, the chief financial officer and other personnel, and certain corporate overhead costs related to B&B Air (“Management Expenses”), subject to adjustments tied to the Consumer Price Index. For the three month periods ended March 31, 2010 and 2009, the Company incurred $1.6 million and $1.5 million of Management Expenses, respectively.
In connection with its services, Babcock & Brown may incur expenses such as insurance, as well as legal and professional advisory fees on behalf of the Company. As of March 31, 2010 and December 31, 2009, $0.4 million and $0.2 million of reimbursable expenses were due to Babcock & Brown, respectively.
In conjunction with the Aviation Assets Purchase Transaction, the management agreement with the Manager was amended on April 29, 2010. The Manager is now owned by BBAM LP, a newly formed, privately-held aircraft leasing and management business entity which is 15% owned by B&B Air and 85% owned by Summit. BBAM, now owned by BBAM LP, will continue to service B&B Air’s aircraft portfolio and will provide the management and administrative services to the Company. The term of the new management agreement is for five years, with five-year renewals. The agreement also provides for an early termination fee, which declines upon each renewal, during the first three five-year terms.

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Also in conjunction with the Aviation Asset Purchase Transaction, on April 29, 2010 Summit purchased 1,000,000 shares of the Company from Babcock & Brown at a price of $8.78 per share or $8.8 million.
11. FAIR VALUE OF FINANCIAL INSTRUMENTS
The Company’s financial instruments consist principally of cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, derivative instruments, accounts payable, credit facilities and notes payable. The Company’s notes payable and borrowings under the Aircraft Acquisition Facility bear floating rates of interest which reset monthly to a market benchmark rate plus a credit spread.
Fair value is defined as the price at which an asset could be exchanged in a current transaction between knowledgeable, willing and able parties. A liability’s fair value is defined as the amount that would be paid to transfer the liability to a new obligor, not the amount that would be paid to settle the liability with the creditor.
The fair value of the Company’s cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, and accounts payable approximate their carrying value. Where available, the fair value of the Company’s notes payable and credit facilities is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied, using the net present value of cash flow streams over the term using estimated market rates for similar instruments and remaining terms. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments’ complexity. The Company determines the fair value of its derivative instruments using a discounted cash flow model which incorporates an assessment of the risk of non-performance by the swap counterparty and an evaluation of B&B Air’s credit risk in valuing derivative liabilities. The valuation model uses various inputs including contractual terms, interest rate curves, credit spreads and measures of volatility.
The Company also measures the fair value for certain assets and liabilities on a non-recurring basis, when GAAP requires the application of fair value, including events or changes in circumstances that indicate that the carrying amounts of assets may not be recoverable. Assets subject to these measurements include flight equipment held for operating leases. The company records flight equipment at fair value when the carrying value may not be recoverable. Such fair value measurements are based on management’s best estimates and judgment, which include assumptions as to future cash proceeds from the leasing and eventual disposition of the aircraft. For the three months ended March 31, 2010 and the year ended December 31, 2009, no flight equipment was recorded at fair value.
The carrying amounts and fair values of the Company’s financial instruments are as follows:

	March 31, 2010		December 31, 2009
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Dollars in thousands)
Notes payable	$657,747	$480,155	$657,649	$480,084
Aircraft acquisition facility	587,034	545,995	594,566	536,505
Credit facility	32,290	32,290	32,290	32,290
Derivative asset	1,771	1,771	30	30
Derivative liabilities	73,373	73,373	65,726	65,726
In accordance with a FASB pronouncement, assets and liabilities recorded at fair value on a recurring basis in the consolidated balance sheets are categorized based upon the level of judgment associated with the inputs used to measure their fair values.
The hierarchy levels established by FASB gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. FASB requires fair value measurements to be disclosed by level within the following fair value hierarchy:
Level 1 — Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2 — Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.

Level 3 — Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

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As of March 31, 2010 and December 31, 2009, the categorized asset and liabilities of the Company measured at fair value on a recurring basis, based upon the lowest level of significant inputs to the valuations are as follows:

	Level 1	Level 2	Level 3	Total
	(Dollars in thousands)
March 31, 2010:
Derivative asset	—	1,771	—	1,771
Derivative liabilities	—	73,373	—	73,373
December 31, 2009:
Derivative asset	—	30	—	30
Derivative liabilities	—	65,726	—	65,726
12. SUBSEQUENT EVENTS
On April 14, 2010, the Company declared a dividend of $0.20 per share or approximately $6.1 million. The dividend is payable on May 20, 2010 to shareholders of record at April 30, 2010.
On April 29, 2010, the Company repurchased 2,011,265 of its shares from Babcock & Brown at a price of $8.78 per share or $17.7 million pursuant to the Securities Repurchase Agreement. On this date, the closing price of the B&B Air’s shares was $12.42 per share.
On April 29, 2010 the Company purchased for $8.75 million a 15% interest in BBAM LP, which will provide management services to B&B Air, including servicing its aircraft portfolio. Summit will own the remaining 85% interest in BBAM LP.
On April 29, 2010, the Company adopted a 2010 Omnibus Incentive Plan (“2010 Plan”) and has reserved 1,500,000 shares for issuance under the 2010 Plan. The Company made aggregate grants of 600,000 shares in the form of stock appreciation rights and restricted stock units to certain employees of BBAM LP who will provide services to the Company pursuant to certain agreements.
On May 3, 2010, the Company’s Board of Directors approved a new $30.0 million share repurchase program expiring in May 2011. Under this program, the Company may make share repurchases from time to time in the open market or in privately negotiated transactions. The timing of repurchases under the program will depend upon a variety of factors, including market conditions, and the program may be suspended or discontinued at any time.

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Item 2.	Management’s Discussion & Analysis of Financial Condition and Results of Operations
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our (i) consolidated financial statements and related notes included elsewhere in this Interim Report and (ii) Annual Report on Form 20-F dated December 31, 2009. The consolidated financial statements have been prepared in accordance with U.S. GAAP and are presented in U.S. dollars. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to changes in global, regional or local political, economic, business, competitive, market, regulatory and other factors, many of which are beyond our control. See “Preliminary Note”.
Overview
B&B Air is a global lessor of modern, fuel-efficient commercial jet aircraft. Our aircraft are leased under long-term to medium-term contracts to a diverse group of airlines throughout the world. We currently have a portfolio of 62 aircraft.
Although we are organized under the laws of Bermuda, we are resident in Ireland for tax purposes and are subject to Irish corporation tax on our income in the same way, and to the same extent, as if we were organized under the laws of Ireland. On October 2, 2007, we completed our initial public offering (“IPO”), private placement of our shares (“Private Placement”) and through our subsidiary, B&B Air Funding, completed the issuance of $853.0 million in Notes at an offering price of $99.71282%, or $850.6 million. Using a portion of the net proceeds from the IPO, the Private Placement and Notes issuance, we acquired our Initial Portfolio of 47 commercial jet aircraft.
On November 7, 2007, our subsidiary, B&B Air Acquisition, entered into an Aircraft Acquisition Facility that provided for up to $1.2 billion of financing for additional aircraft including a $96.0 million equity tranche from B&B Air. The availability period for the Aircraft Acquisition Facility expired on November 6, 2009 and substantially all available cash flow from aircraft held by B&B Air Acquisition is applied to the repayment of outstanding principal.
For the three months ended March 31, 2010, B&B Air had net income of $16.7 million or earnings per share of $0.55. Net cash flows provided by operating activities for the three months ended March 31, 2010 totalled $30.0 million. Net cash flow used in investing activities was $0.3 million and net cash provided by financing activities was $4.6 million for the three months ended March 31, 2010. We paid $6.1 million in dividends during the first quarter of 2010.
Net income for the three months ended March 31, 2010 included an after tax gain on sale of options to purchase notes payable of $0.31 per share. The Company sold to an unrelated third party its rights to purchase up to $50.0 million principal amount of Notes for 48% of the of the principal amount and received consideration of $12.5 million.
On April 29, 2010, the management of BBAM, through Summit Aviation Partner LP (“Summit”), completed its purchase of substantially all of the aviation assets of Babcock & Brown and its affiliates, including its ownership interests in BBAM, our Manager and certain other companies that manage and service B&B Air and our aircraft portfolio (“Aviation Assets Purchase Transaction”). In connection with the transaction, we purchased a 15% interest in a new business entity which will provide management and administrative services to us and will also service our aircraft portfolio, BBAM LP (together with its affiliates “BBAM LP”). The remaining 85% interest in BBAM LP will be owned by Summit. Also as part of the transaction, Summit acquired 1,000,000 B&B Air shares from Babcock & Brown at a price of $8.78 per share or $8.8 million.
Pursuant to a Securities Purchase Agreement (“Securities Purchase Agreement”), on April 29, 2010 we repurchased 2,011,265 of our shares from Babcock & Brown at a price of $8.78 per share or $17.7 million. On this date, the closing price of B&B Air’s shares was $12.42 per share.
On April 29, 2010, the loan indenture for our Notes was amended to remove a servicer termination event which would have been triggered when Babcock & Brown ceased to own at least 50.1% of the voting equity or economic interest in BBAM. We also amended the facility agreement covering our Aircraft Acquisition Facility to remove defaults which would have been triggered when Babcock & Brown ceased to hold at least 5% of B&B Air’s outstanding shares or 51% of the capital stock of BBAM. In addition, we amended the service agreement to remove a servicer termination event linked to the failure to deliver certain financial statements of Babcock & Brown.

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In conjunction with the Aviation Asset Purchase Transaction, the management agreement with the Manager was amended on April 29, 2010. The term of the new management agreement is for five years, with five-year renewals. The new agreement also provides for an early termination fee, which declines upon each renewal, during the first three five-year terms. In addition, the amended management agreement no longer contains an incentive fee to the Manager linked to dividend growth. Instead, we have adopted an equity compensation plan to incentivize key employees of the Manager as described below.
On April 29, 2010, we also adopted a 2010 Omnibus Incentive Plan (“2010 Plan”) and have reserved 1,500,000 shares for issuance under the 2010 Plan. We have made aggregate grants of 600,000 shares in the form of stock appreciation rights and restricted stock units to certain employees of BBAM LP who provide services to us pursuant to management and servicing agreements.
We are intending to seek shareholder approval to change the name of B&B Air to “Fly Leasing Limited” at our next annual general meeting of shareholders.
Market Conditions
Despite a limited improvement in the financial condition of the airline industry worldwide and increase availability of capital, certain of our lessees continue to struggle financially and have been unable to make lease rental and other payments on a timely basis. This difficult economic period which began in late 2007 and continues today have resulted in, among other things, significant decreases in aircraft values and lease rates, payment and other defaults under leases and lessee requests for the restructuring of required payments. An increase in airline bankruptcies could result in the return of aircraft to us by lessees prior to the scheduled lease termination. Early termination of a lease or early return of an aircraft may also result in additional maintenance and other associated expenses. As of March 31, 2010, we have one aircraft off-lease and have nine aircraft scheduled to come off-lease during the next twelve months. One aircraft is subject to a forward sale contract and our Servicer is in the process of remarketing the remaining eight aircraft.
Critical Accounting Policies and Estimates
B&B Air has prepared its consolidated financial statements in accordance with U.S. GAAP, which requires the use of estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, investments, deferred assets, accruals and reserves. We utilize third party appraisers and industry valuation professionals, where possible, to support estimates, particularly with respect to flight equipment. B&B Air has made no significant changes in its critical accounting polices and significant estimates from those disclosed in our Annual Report on Form 20-F for the year ended December 31, 2009.
New Accounting Pronouncements
In accordance with a FASB pronouncement, commencing March 31, 2010 we will perform, as applicable, ongoing analysis and reassessment to determine whether our variable interest or interests give us a controlling financial interest in a variable interest entity. The pronouncement identified the characteristics of the primary beneficiary of a variable interest entity and amended the guidance for determining whether an entity is a variable interest entity. Additionally, an enterprise is required to assess whether it has an implicit financial responsibility to ensure that a variable interest entity operates as designed when determining whether it has the power to direct the activities of the variable interest entity that most significantly impact the entity’s economic performance.
On January 21, 2010, the FASB issued an accounting standard update that requires an entity to provide additional disclosure regarding fair value measurements: (i) the amounts of significant transfers between Level 1 and Level 2 of the fair value hierarchy and the reasons for these transfers, (ii) the reasons for any transfers in or out of Level 3 and (iii) information in the reconciliation of recurring Level 3 measurements about purchases, sales, issuances and settlements on a gross basis (“Level 3 Reconciliation Information”). In addition to these new disclosure requirements, certain existing required disclosure requirements were also clarified. Except for the Level 3 Reconciliation Information requirement, the accounting standard update is effective for interim and annual reporting periods beginning in 2010.
Operating Results
Management’s discussion and analysis of operating results presented below relates to the consolidated statements of income of B&B Air for the three months ended March 31, 2010 and 2009.

20

Consolidated Statements of Income of B&B Air for the three months ended March 31, 2010 and 2009

	Three months	Three months
	ended	ended
	March 31,	March 31,
	2010	2009
	(Dollars in thousands)
Revenues
Operating lease revenue	$54,245	$53,380
Gain on purchase of notes payable	—	48,980
Gain on sale of option to purchase notes payable	12,501	—
Lease termination settlement	589	6,475
Interest and other income	373	245

Total revenues	67,708	109,080

Expenses
Depreciation	21,265	20,605
Interest expense	19,052	20,641
Selling, general and administrative	4,970	6,168
Debt purchase option amortization	947	—
Maintenance and other costs	819	688

Total expenses	47,053	48,102

Net income before provision for income taxes	20,655	60,978
Income tax provision	3,988	14,027

Net income	$16,667	$46,951

As of March 31, 2010 and 2009, we had 62 aircraft in our portfolio. As of March 31, 2010 and 2009, we had 61 aircraft on lease to 36 lessees, with one aircraft off-lease.
Rental revenues received from operating leases are recognized on a straight-line basis over the respective lease terms. For the three months ended March 31, 2010, operating lease revenue totalled $54.2 million, an increase of $0.9 million compared to the three months ended March 31, 2009. The increase was due to: (i) recognition of end of lease redelivery adjustments and maintenance payment liabilities retained totalling $3.6 million in the three months ended March 31, 2010 with no corresponding revenue recognized in the three months ended March 31, 2009 and (ii) aircraft re-marketed subsequent to March 31, 2009 resulting in an incremental increase of $1.1 million. The increases were partially offset by (i) a decrease of $1.1 million in rents on floating-rate leases due to decreases in LIBOR, (ii) reductions in lease rates due to lease restructurings and extensions totalling $1.0 million, (iii) lower revenue resulting from aircraft in transition of $1.5 million and (iv) other miscellaneous adjustments totalling 0.2 million.
Net lease discount amortized into lease revenue during the three months ended March 31, 2010 and 2009 totalled $0.4 million and $0.7 million, respectively. Amortization of lease incentives recorded as reduction of operating lease revenue totalled $1.2 million and $1.1 million for the three months ended March 31, 2010 and 2009, respectively.
On March 16, 2009, we purchased, through a wholly-owned subsidiary, $100.0 million principal amount of Notes issued by B&B Air Funding for a purchase price of $48.7 million, including associated expenses. In connection with the purchase of the Notes, we expensed loan issuance costs and an unamortized discount associated with the original issuance of the Notes totalling $2.3 million. We recognized a pre-tax gain on purchase of Notes of $49.0 million. The purchased Notes remain outstanding.
During the three months ended March 31, 2010, we sold to an unrelated third party our option to purchase up to $50.0 million principal amount of Notes for $24.0 million and received consideration of $12.5 million (see below).
In connection with the early termination of four leases in a prior period, we reached a settlement with the guarantor of these leases in February 2009. Pursuant to the terms of the settlement agreement, we received a lump-sum payment of $6.3 million at the settlement date, with an additional $5.9 million to be paid in monthly installments thru 2012 with interest at 8.0% per annum. Payments totalling approximately $0.6 million and $6.5 million were received during the three months ended March 31, 2010 and 2009, respectively. Due to collectibility concerns, future payments will only be recognized as cash is received.
We depreciate our flight equipment under operating leases on a straight-line basis over its remaining estimated useful life to estimated salvage value. Depreciation expense during the three months ended March 31, 2010 was $21.3 million, compared to $20.6 million for the three months ended March 31, 2009. The increase of $0.7 million was primarily due to adjustments made in 2009 for: (i) salvage value of certain aircraft resulting in additional depreciation of $0.4 million and (ii) the estimated economic useful life of certain aircraft resulting in additional depreciation of $0.3 million.

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Compared to the three months ended March 31, 2009, interest expense decreased by $1.6 million in the three months ended March 31, 2010 to $19.1 million. The decrease was primarily due to reduction in interest rates, Note purchases and principal repayments made on our Aircraft Acquisition Facility, and reduction in commitment fees resulting in an incremental decrease in interest expense of $2.2 million. This decrease was partially offset by an increase due to interest and loan fees amortized associated with the Credit Facility totalling $0.6 million during the three months ended March 31, 2010.
Selling, general and administrative expenses were $5.0 million and $6.2 million for the three months ended March 31, 2010 and 2009, respectively. The decrease was primarily due to (i) decrease in foreign currency exchange losses incurred on value added tax payments made during the first quarter of 2009, and (ii) decrease in professional fees.
During 2009, we entered into agreements, through a subsidiary, to purchase up to an additional $100.0 million principal amount of the Notes from an unrelated third party. Under the agreements, we had the right to purchase up to $50.0 million principal amount of the Notes at any time prior to November 17, 2009 for $24.0 million and had the right to purchase another $50.0 million principal amount at any time prior to March 17, 2010 for $24.0 million. In connection with these agreements, we paid fees totalling $7.0 million which were amortized over the option terms. As of March 31, 2010, the fees paid for the options have been fully amortized.
During the three months ended March 31, 2010 and 2009, maintenance and other leasing costs remained relatively constant totalling $0.8 million and $0.7 million, respectively.
Our provision for income taxes of $4.0 million and $14.0 million during the three months ended March 31, 2010 and 2009, respectively, consists primarily of Irish income taxes. We recognized a deferred tax provision using the non-trading income tax rate on the gains associated with the sale of our option to purchase Notes in 2010 and Note purchases made in 2009. We are tax-resident in Ireland and expect to pay the corporation tax rate of 12.5% on trading income and 25.0% on non-trading income.
Our consolidated net income was $16.7 million and $47.0 million for the three months ended March 31, 2010 and 2009, respectively, a decrease of $30.3 million.
Liquidity and Capital Resources
Cash Flows of B&B Air for the three months ended March 31, 2010 and 2009
Our primary source of operating cash flows is from distributions made to us by our subsidiaries, B&B Air Funding and B&B Air Acquisition and interest on the Notes purchased by our subsidiary. Distributions of cash to us by our subsidiaries are subject to compliance with covenants contained in the agreements governing their debt financing. The availability period for the Aircraft Acquisition Facility expired on November 6, 2009 and substantially all available cash flow from aircraft held by B&B Air Acquisition was applied to repayment of outstanding principal. Accordingly, our primary source of cash is distributions made to us from B&B Air Funding.
We generated cash from operations of $30.0 million and $36.3 million for the three months ended March 31, 2010 and 2009, respectively. The decrease of $6.3 million is primarily due to the lump-sum settlement proceeds received in 2009 in connection with the early termination of leases.
For the three months ended March 31, 2010 and 2009, cash used in investing activities related primarily to lessor maintenance contributions which totalled $0.3 million and $3.7 million, respectively. We did not acquire or sell any aircraft in the three months ended March 31, 2010 and 2009.
Cash provided by financing activities for the three months ended March 31, 2010 amounted to $4.6 million, compared to cash used in financing activities of $54.8 million for the three months ended March 31, 2009. In the three months ended March 31, 2010, we received: (i) cash consideration totalling $12.5 million in connection with the sale of an option to purchase $50.0 million principal amount of Notes for $24.0 million and (ii) net maintenance payment liability receipts of $6.7 million. During the three months ended March 31, 2010, we also: (i) made additions to our cash collateral account and other restricted cash accounts totalling $0.7 million, (ii) paid dividends of $6.1 million, and (iii) made principal repayments on our aircraft acquisition facility totalling $7.5 million. In the three months ended March 31, 2009, we: (i) repurchased our Notes with a principal balance of $100.0 million at total cost of $48.7 million, including expenses, (ii) made additions to our cash collateral account and other restricted cash accounts totalling $6.2 million, and (ii) paid dividends of $6.5 million. During the three months ended March 31, 2009, net maintenance payment liability receipts amounted to $6.5 million.

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Our Future Sources and Uses of Liquidity
We operate in a capital-intensive industry. The principal factors affecting our expected cash flows include lease revenues from our aircraft, net proceeds from aircraft dispositions, cash interest payments made on our debt, operating expenses, dividend payments and capital expenditures on our aircraft. Any significant growth of our portfolio would require us to access the capital markets.
We currently do not have any unfunded commitments and have limited capital requirements. We expect to fund our current capital needs from our cash flow.
Our short-term liquidity needs include working capital for operations associated with our aircraft, interest payments, and cash to pay dividends to our shareholders. We expect that cash on hand and cash flow provided by operations will satisfy our short-term liquidity needs through at least the next twelve months and provide additional funds that may be invested to create value for our shareholders.
Despite a general improvement in the financial condition of the airline industry worldwide, certain of our lessees continue to struggle financially and have been unable to make lease rental and other payments on a timely basis. We have completed several restructuring requests and may receive additional requests for lease restructurings from troubled lessees. This could result in a reduction in our annual revenues. We have one aircraft off-lease as of March 31, 2010 and have an additional nine aircraft scheduled to come off-lease during the next twelve months. One aircraft is subject to a forward sale contract and our Servicer is in the process of remarketing the remaining eight aircraft.
The availability period for the Aircraft Acquisition Facility expired on November 6, 2009 and we may not borrow additional amounts. All available cash flow from aircraft held by B&B Air Acquisition will be applied to the outstanding principal after payment of interest, certain expenses and a return paid to us on our $96.0 million equity tranche. Subject to an extension by the lenders as provided in the agreement, all amounts outstanding on November 6, 2012 must be repaid in four quarterly installments. As of March 31, 2010, the Aircraft Acquisition Facility had an outstanding balance of $587.0 million.
In June 2009, we entered into a $32.3 million credit facility agreement (“Credit Facility”) with an international commercial bank. As of March 31, 2010, we had borrowed $32.3 million under the agreement. There are no scheduled principal payments due during the term of the Credit Facility, which is scheduled to mature on August 16, 2010. The Credit Facility provides for two 1-year extension options with the payment of a fee at each extension date equal to 2.5% of the then outstanding principal amount.
In connection with the Aviation Asset Purchase Transaction, we amended our facility and loan agreements on April 29, 2010. The loan indenture for our Notes was amended to remove a servicer termination event which would have been triggered when Babcock & Brown ceased to own at least 50.1% of the voting equity or economic interest in BBAM. The facility agreement covering our Aircraft Acquisition Facility was amended to remove defaults which would have been triggered when Babcock & Brown ceased to hold at least 5% of B&B Air’s outstanding shares or 51% of the capital stock of BBAM. In addition, we amended the servicing agreement to remove a servicer termination event linked to the failure to deliver certain financial statements of Babcock & Brown.
We will seek to refinance some or all of the amounts outstanding under the Aircraft Acquisition Facility prior to its maturity in November 2012. All amounts outstanding on November 6, 2012 must be repaid in four quarterly installments. Depending on market conditions, however, it may not be possible to refinance the Aircraft Acquisition Facility prior to November 2012 on terms we find acceptable.
We may also refinance the amounts outstanding under our Notes prior to August 2012 when substantially all cash flow from aircraft held by B&B Air Funding will be applied to repay the principal on the Notes. Depending on market conditions, however, it may not be possible to refinance the Notes on terms we find acceptable or more advantageous to the current terms of the Notes.
Our access to debt and equity financing to refinance amounts outstanding under the Aircraft Acquisition Facility and the Notes or to fund acquisitions will depend on a number of factors, such as our historical and expected performance, compliance with the terms of our debt agreements, industry and market trends, the availability of capital and the relative attractiveness of alternative investments. Our strategy of growing our aircraft portfolio requires access to the capital markets to secure new debt and equity financings.

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Dividends and Share Repurchases. We paid dividends of $0.20 per share in February 2010. The aggregate cash requirement for these dividends was approximately $6.1 million. On April 14, 2010, B&B Air declared a dividend of $0.20 per share. The dividend is payable on May 20, 2010 to shareholders of record at April 30, 2010. The declaration and payment of future dividends to holders of our common shares will be at the discretion of our board of directors and will depend on many factors, including our financial condition, cash flows, market conditions, legal requirements and other factors as our board of directors deem relevant.
We had a share repurchase program that authorized the repurchase of up to $30.0 million of our shares through June 2010. For the three months ended March 31, 2010, we did not repurchase any shares. From the inception of the share repurchase program to March 31, 2010, we repurchased 3,323,502 shares at an average price of $4.68 per share, for a total of $15.6 million before expenses.
Pursuant to a Securities Repurchase Agreement, we repurchased 2,011,265 of our shares from Babcock & Brown on April 29, 2010 at a price of $8.78 per share or $17.7 million.
On May 3, 2010, our Board of Directors approved a new $30.0 million share repurchase program expiring in May 2011. Under this program, we may make share repurchases from time to time in the open market or in privately negotiated transactions. The timing of repurchases under the program will depend upon a variety of factors, including market conditions, and the program may be suspended or discontinued at any time.
Note Purchases. In March 2009, we purchased through a wholly-owned subsidiary $100.0 million principal amount of the Notes issued by B&B Air Funding for a purchase price of $48.7 million, including associated expenses. Subsequent to March 31, 2009, we purchased an additional $69.4 million principal amount of Notes, for a total purchase price of $34.3 million, including associated expenses. These amounts included $50.0 million principal amount of Notes purchased on exercise of an option (see below). The Notes are held by a subsidiary and remain outstanding.
During the three months ended March 31, 2010, we did not repurchase any Notes. At March 31, 2010, Notes in the principal amount totalling $119.4 million are pledged to the lender in our Credit Facility.
Option Agreements. In 2009, we entered into two option agreements for a total cost of $7.0 million to purchase up to a total of $100.0 million principal amount of the Notes for 48% of the principal amount or for a total purchase price of $48.0 million. We exercised the first option in 2009 and purchased a total of $50.0 million principal amount of Notes for $24.0 million.
During the three months ended March 31, 2010, we sold to an unrelated third party our rights to the second option to purchase $50.0 million principal amount of Notes for 48% of the principal amount and received cash consideration totalling $12.5 million.
Maintenance Cash Flows. Under our leases, the lessee is generally responsible for maintenance and repairs, airframe and engine overhauls, obtaining consents and approvals and compliance with return conditions of aircraft on lease. In connection with the lease of a used aircraft we may agree to contribute specific additional amounts to the cost of certain major overhauls or modifications, which usually reflect the usage of the aircraft prior to the commencement of the lease. In certain cases, we also agree to share with our lessees the cost of compliance with airworthiness directives.
Maintenance reserve payments we collect from our lessees are based on passage of time or usage of the aircraft measured by hours flown or cycles operated. Under these leases, we are obligated to make reimbursements to the lessee for expenses incurred for certain planned major maintenance, up to a maximum amount that is typically determined based on maintenance reserves paid by the lessee.
Certain leases also require us to make maintenance contributions for costs associated with certain major overhauls or certain other modifications in excess of any maintenance payments received. Major maintenance includes heavy airframe, off-wing engine, landing gear and auxiliary power unit overhauls and replacements of engine life limited parts. Other leases provide for a lease-end adjustment payment based on the usage of the aircraft during the lease and its condition upon return, with such payments likely to be made by the lessee to us. In some instances, payments may be required to be made by us to the lessee. We are not obligated to make maintenance reimbursements or contributions under leases at any time that a lessee default is continuing.
We expect that the aggregate maintenance reserve and lease-end adjustment payments we receive from lessees will meet the aggregate maintenance contributions and lease-end adjustment payments that we will be required to make. During the three months ended March 31, 2010, we received $8.5 million of maintenance payments from lessees, made maintenance payment disbursements of $1.8 million and also made maintenance contributions of $0.3 million.

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Financing
Securitization
In October 2007 our subsidiary, B&B Air Funding, the owner of our Initial Portfolio, completed an aircraft lease-backed securitization (“Securitization”) that generated net proceeds of approximately $825.1 million after deducting initial purchasers’ discounts and fees. During the three months ended March 31, 2009, we repurchased through a wholly-owned subsidiary $100.0 million principal amount of the Notes issued by B&B Air Funding in the Securitization for a total purchase price of $48.7 million, including associated expenses. Subsequent to March 31, 2009, we purchased an additional $69.4 million principal amount of Notes, for a total purchase price of $34.3 million, including associated expenses. The Notes are held by a subsidiary and remain outstanding.
Interest Rate. The Notes bear interest at an adjustable interest rate equal to the then-current one-month LIBOR plus 0.67%. Interest expense for the Securitization also includes amounts payable to the policy provider and the Note Liquidity Facility provider thereunder. Interest and any principal payments due are payable monthly. We have entered into interest rate swap agreements to mitigate the interest rate fluctuation risk associated with the Notes.
Payment Terms. Up to and until July 2010, there are no scheduled principal payments on the Notes. For each month between July 2010 and August 2012, there are scheduled principal payments in fixed amounts of approximately $1.0 million per month of which $0.2 million will be paid to us in respect of the Notes purchased, in each case subject to satisfying certain debt service coverage ratios and other covenants. Thereafter, cash flow will not be available to us for the payment of dividends since principal payments are not fixed in amount but rather are determined monthly based on revenues collected and costs and other liabilities incurred prior to the relevant payment date. Effectively, after July 2012, all revenues collected during each monthly period will be applied to repay the outstanding balance of the Notes, after the payment of certain expenses and other liabilities, including the fees of the service providers, the Note Liquidity Facility provider and the policy provider, interest on the Notes and interest rate swap payments, all in accordance with the priority of payments set forth in the indenture. The final maturity date of the Notes is November 14, 2033.
Available Cash. B&B Air Funding is required to maintain as of each monthly payment date, cash in an amount sufficient to cover its operating expenses for a period of one month or, in the case of maintenance expenditures, six months, following such payment date. All cash flows attributable to the underlying aircraft after the payment of amounts due and owing in respect of, among other things, maintenance and repair expenditures with respect to the aircraft, insurance costs and taxes and all repossession and re-leasing costs, certain amounts due to any credit support providers, swap providers, the policy provider, trustees, directors and various service providers will be distributed in accordance with the priority of payments set forth in the indenture. B&B Air Funding, however, will be required to use the amount of excess Securitization cash flows to repay principal under the Notes instead of making distributions to us upon the occurrence of certain events, including failure to maintain a specified debt service coverage ratio during specified periods, certain events of bankruptcy or liquidation and any acceleration of the Notes after the occurrence of other events of default.
We may refinance the amounts outstanding under our Notes prior to August 2012 when substantially all cash flow from aircraft held by B&B Air Funding will be applied to repay the principal on the Notes. Depending on market conditions, however, it may not be possible to refinance the Notes on terms we find acceptable or more advantageous to the current terms of the Notes.
Redemption. We may, on any payment date, redeem the Notes by giving the required notices and depositing the necessary funds with the trustee. A redemption prior to acceleration of the Notes may be of the whole or any part of the notes. A redemption after acceleration of the Notes upon default may only be for the whole of the notes.
Collateral. The Notes are secured by first priority, perfected security interests in and pledges or assignments of equity ownership and beneficial interests in the subsidiaries of B&B Air Funding, their interests in the leases of the aircraft they own, cash held by or for them and by their rights under agreements with BBAM, the initial liquidity facility provider, hedge counterparties and the policy provider. Rentals paid under leases are placed in the collections account and paid out according to a priority of payments set forth in the indenture. The Notes are also secured by a lien or similar interest in any of the aircraft in the Initial Portfolio that are registered in the United States or Ireland. B&B Air Funding may not encumber the aircraft in our Initial Portfolio with any other liens except the leases and liens created or permitted thereunder, under the indenture or under the security trust agreement. B&B Air Funding may not incur any indebtedness, except as permitted under the indenture.

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Default and Remedies. Events of default under the transaction documents include, among other things: interest on the Notes is not paid on any payment date (after a grace period of five business days) or principal due on the final maturity date is not paid, certain other covenants are not complied with and such noncompliance materially adversely affects the noteholders, B&B Air Funding or any of its significant subsidiaries becomes the subject of insolvency proceedings or a judgment for the payment of money exceeding five percent of the depreciated base value of the Initial Portfolio is entered and remains unstayed for a period of time. Following any such default and acceleration of the Notes by the controlling party (initially, the policy provider), the security trustee may, at the direction of the controlling party, exercise such remedies in relation to the collateral as may be available to it under applicable law, including the sale of any of the aircraft at public or private sale. After the occurrence of certain bankruptcy and insolvency related events of default, or any acceleration of the Notes after the occurrence of any event of default, all cash generated by B&B Air Funding will be used to prepay the Notes and will not be available to us to make distributions to our shareholders or for any other of our liquidity needs.
In connection with the Aviation Assets Purchase Transaction, we amended our loan agreement on April 29, 2010 to remove a servicer termination event which have been triggered when Babcock & Brown ceased to own at least 50.1% of the voting equity or economic interest in BBAM. Servicer termination events now include the following:
•	Bankruptcy or insolvency of BBAM LP;
•	BBAM LP ceases to own at least 50% of BBAM US and BBAM Europe;
•
Summit ceases to own at least 33.33% of the partnership interests in BBAM LP; provided that a sale that results in such ownership being at a level below 33.33% shall not constitute a servicer termination event if the sale is to a publicly listed entity or other person with a net worth of at least $100 million;

•
Steven Zissis ceases to be the President or Chief Executive Officer or equivalent officer of BBAM LP at any time prior to the fifth anniversary of the amendment for any reason other than death or disability; and

•	50% or more of BBAM LP’s key finance and legal team or technical and marketing team cease to be employed by BBAM LP and are not replaced with employees with comparable skills within 90 days.
Certain Covenants. B&B Air Funding is subject to certain operating covenants relating to the maintenance, registration and insurance of the aircraft as set forth in the indenture. The indenture also contains certain conditions and constraints which relate to the servicing and management of the Initial Portfolio including covenants relating to the disposition of aircraft, lease concentration limits restrictions on the acquisition of additional aircraft and restrictions on the modification of aircraft and capital expenditures as described in the Indenture Agreement.
As of March 31, 2010, B&B Air Funding was not in default under the Notes.
In conjunction with the completion of the Securitization, B&B Air Funding, the cash manager and BNP Paribas, entered into the Note Liquidity Facility for the benefit of the holders of the Notes. The aggregate amounts available under the Note Liquidity Facility will be, at any date of determination, the lesser of (a) $60.0 million and (b) the greater of (i) the then outstanding aggregate principal amount of notes and (ii) $35.0 million. Advances may be drawn to cover certain expenses of B&B Air Funding, including maintenance expenses, interest rate swap payments and interest on the notes issued under the indenture. Prior to any drawing on the Note Liquidity Facility, the cash reserve will be drawn in full. Upon each drawing under the Note Liquidity Facility, B&B Air Funding is required to reimburse the provider of the Note Liquidity Facility for the amount of such drawing plus accrued interest on such drawing in accordance with the order of priority specified in the indenture prior to making any dividend payments to us. Upon the occurrence of certain events, including a downgrade of the provider of the Note Liquidity Facility below a certain ratings threshold, the Note Liquidity Facility will be drawn in full and the proceeds will be deposited in an account established under the indenture and will be available for the same purposes as drawings under the Note Liquidity Facility. Drawings under the initial Note Liquidity Facility bear interest at one-month LIBOR plus a spread of 1.2%. B&B Air Funding was also required to pay an upfront fee of $360,000 at closing and a commitment fee of 40 basis points on each payment date to the provider of the Note Liquidity Facility.
Our obligations under the Note Liquidity Facility are secured under the security trust agreement on the same basis as other indebtedness of B&B Air Funding.
Aircraft Acquisition Facility
Our subsidiary, B&B Air Acquisition, has a senior secured revolving credit facility with an affiliate of Credit Suisse Securities (USA) LLC, the agent, and several other lenders. The Aircraft Acquisition Facility provided for loans in an aggregate amount of up to $1.2 billion, $96.0 million of which constitutes an equity tranche that we have provided to B&B Air Acquisition. Borrowings under the Aircraft Acquisition Facility were used to finance the acquisition of additional aircraft. All borrowings under the Aircraft Acquisition Facility are subject to the satisfaction of terms and conditions, including the absence of a default and the accuracy of representations and warranties.

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Availability. The availability period for the Aircraft Acquisition Facility expired on November 6, 2009 and we may not borrow any additional amounts. Under the terms of the facility, the $96.0 million tranche of equity was drawn first, a $184.0 million Tranche B of loans was drawn next and a $920.0 million Tranche A of loans became available thereafter. The loans under Tranche A and Tranche B are limited such that the outstanding amounts under such tranches may not exceed the borrowing base as specified in the facility agreement. If the borrowing base falls below the specified level, in order to avoid an event of default, we would be required to contribute additional collateral to increase the borrowing base or reduce the outstanding principal balance by the amount of the deficiency. As of March 31, 2010, the $184.0 million and $96.0 million of Tranche B and equity tranche, respectively, were fully drawn and $413.5 million under Tranche A had been drawn.
Commitment Fees. Until November 6, 2009, fees of 0.3% per annum were payable on unutilized commitments under Tranche A.
Principal Payments. Commencing November 7, 2009, substantially all cash flow from the aircraft held by B&B Air Acquisition have been applied to repay principal on the loans. The Aircraft Acquisition Facility provides that all amounts outstanding on November 6, 2012, must be repaid in four quarterly installments. In the three months ended March 31, 2010, we made total principal repayments of $7.5 million.
B&B Air Acquisition may make voluntary prepayments under the Aircraft Acquisition Facility. In addition, B&B Air Acquisition is required to make partial prepayments with the proceeds of sales of aircraft financed under the Aircraft Acquisition Facility and a portion of insurance and other proceeds received with respect to any event of total loss of aircraft financed under the Aircraft Acquisition Facility.
Interest. Borrowings and equity drawings under the Aircraft Acquisition Facility bear interest or earn a return at a rate based on the one-month LIBOR plus an applicable margin. The applicable margin for Tranche A is 1.50% per annum, for Tranche B is 4.00% per annum and for the tranche of equity, a distribution could be made equal to the percentage determined monthly such that the margin for the entire drawn amount of loans and equity under the facility will be 2.5% per annum. After November 6, 2012, the applicable margin for Tranche A and Tranche B will increase by 0.25% per quarter initially, up to a maximum margin of 3.75% for Tranche A and 8.00% for Tranche B. We have entered into interest rate swap agreements to minimize the risks associated with borrowings under the Aircraft Acquisition Facility.
Collateral. Borrowings are secured by our equity interest in B&B Air Acquisition, the equity interest in each subsidiary of B&B Air Acquisition, the aircraft and the leases of the aircraft held by B&B Air Acquisition and its subsidiaries and certain cash collateral, maintenance reserves and other deposits. In order of security interest and priority of payment, Tranche A ranks above Tranche B and the tranche of equity, and both Tranche A and B rank above the tranche of equity.
Default and Remedies. Events of default under the Aircraft Acquisition Facility include, among other things:
•	interest or principal is not paid when due,
•	failure to make certain other payments and such payments are not made within 20 business days of receiving written notice,
•	failure to maintain required insurance levels,
•	failure to comply with certain other covenants and such noncompliance continuing for 20 business days after receipt of written notice,
•	B&B Air Acquisition or any of its subsidiaries becoming the subject of insolvency proceedings,
•	certain early terminations of B&B Air Acquisition’s swap agreements, and
•	failure to meet interest coverage ratios,

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If any event of default occurs (other than B&B Air Acquisition or any of its subsidiaries becoming the subject of insolvency proceedings), the agent, on the request of 2/3 of the Tranche A and Tranche B lenders combined may demand immediate repayment of all outstanding borrowings under the Aircraft Acquisition Facility. After the occurrence of certain bankruptcy and insolvency related events of default or any acceleration of the amounts due under the facility after the occurrence of an event of default, all cash generated by B&B Air Acquisition will be used to repay amounts due under the facility and will not be available to us. In general, the consent of 2/3 of the Tranche A and Tranche B lenders combined is required to amend the Aircraft Acquisition Facility.
In conjunction with the Aviation Assets Purchase Transaction, the facility agreement was amended on April 29, 2010 to remove defaults which would have been triggered when Babcock & Brown ceased to hold at least 5% of B&B Air’s outstanding shares or 51% of the capital stock of BBAM. Pursuant to the amendment, default events now include (i) BBAM LP ceasing to own at least 51% of BBAM US or (ii) B&B Air ceasing to own at least 5% of BBAM LP.
We also amended the servicing agreement to remove a servicer termination event linked to the failure by the servicer to deliver certain financial statements of Babcock & Brown. Pursuant to the amendment, the servicer must now deliver financial statements of BBAM LP on a quarterly and annual basis to the lenders and to B&B Air.
Certain Covenants. B&B Air Acquisition is subject to certain operating covenants relating to the maintenance, registration and insurance of the aircraft owned by it. The Aircraft Acquisition Facility also contains certain conditions and constraints which relate to the servicing and management of the aircraft acquired by B&B Air Acquisition, including covenants relating to the disposition of aircraft, lease concentration limits restrictions on the acquisition of additional aircraft and restrictions on the modification of aircraft and capital expenditures as further described in the agreement.
As of March 31, 2010, B&B Air Acquisition was not in default under the Aircraft Acquisition Facility.
Credit Facility
In June 2009, the Company entered into a $32.3 million credit facility agreement (“Credit Facility”) with an international commercial bank. As of March 31, 2010, we had borrowed $32.3 million under the agreement. The Credit Facility is secured by a pledge of the our rights, title and interest in $119.4 million principal amount of Notes purchased by a wholly-owned subsidiary of B&B Air.
There are no scheduled principal payments due during the term of the Credit Facility. Interest is payable monthly and equal to the interest proceeds on the pledged Notes. The Credit Facility is scheduled to mature on August 16, 2010 but provides for two 1-year extension options with the payment of a fee at each extension date equal to 2.5% of the then outstanding principal amount.
We are subject to certain interest coverage ratios and other financial covenants as specified in the Credit Facility. As of March 31, 2010, the Company was not in default under the Credit Facility.
Capital Expenditures
We made no aircraft acquisitions during the three months ended March 31, 2010 and 2009.
In addition to acquisitions of aircraft and other aviation assets, we expect to make capital expenditures from time to time in connection with improvements to our aircraft. These expenditures include the cost of major overhauls and modifications. As of March 31, 2010, the weighted average age of the aircraft in our portfolio was 7.5 years. In general, the cost of operating an aircraft, including capital expenditures, increases with the age of the aircraft.
Inflation
The effects of inflation on our operating expenses have been minimal. We do not consider inflation to be a significant risk to direct expenses in the current economic environment.

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Item 3.	Quantitative and Qualitative Disclosures About Market Risk
Interest Rate Risk
Interest rate risk is the exposure to loss resulting from changes in the level of interest rates and the spread between different interest rates. Interest rate risk is highly sensitive due to many factors, including U.S. monetary and tax policies, U.S. and international economic factors and other factors beyond our control. We are exposed to changes in the level of interest rates and to changes in the relationship or spread between interest rates. Our primary interest rate exposures relate to our lease agreements and our floating rate debt obligations such as the Notes and borrowings under our Liquidity Facility, if any, our Aircraft Acquisition Facility and the Credit Facility. 53 out of our 61 lease agreements require the payment of a fixed amount of rent during the term of the lease, with rent under the remaining eight leases varying based on LIBOR. Our indebtedness will require payments based on a variable interest rate index such as LIBOR. Therefore, increases in interest rates may reduce our net income by increasing the cost of our debt without any corresponding proportional increase in rents or cash flow from our leases.
We have entered into interest rate swap agreements to mitigate the interest rate fluctuation risk associated with the Notes and to minimize the risks associated with any borrowings under our Aircraft Acquisition Facility. We expect that these interest rate swaps would significantly reduce the additional interest expense that would be caused by an increase in variable interest rates.
Sensitivity Analysis
The following discussion about the potential effects of changes in interest rates is based on a sensitivity analysis, which models the effects of hypothetical interest rate shifts on our financial condition and results of operations. A sensitivity analysis is constrained by several factors, including the necessity to conduct the analysis based on a single point in time and by the inability to include the extraordinarily complex market reactions that normally would arise from the market shifts. Although the following results of a sensitivity analysis for changes in interest rates may have some limited use as a benchmark, they should not be viewed as a forecast. This forward-looking disclosure also is selective in nature and addresses only the potential impacts on our financial instruments and our variable rate leases. It does not include a variety of other potential factors that could affect our business as a result of changes in interest rates.
Assuming we do not hedge our exposure to interest rate fluctuations, a hypothetical 100 basis-point increase or decrease in our variable interest rates would have increased or decreased our interest expense by $13.7 million and would have increased or decreased our revenues by $2.0 million on an annualized basis.
The fair market value of our interest rate swaps is affected by changes in interest rates and credit risk of the parties to the swap. As of March 31, 2010, the fair market value of our interest rate swap derivative liabilities was $73.4 million. A 100 basis-point increase or decrease in interest rate would reduce or increase the fair market value of our derivative liabilities by approximately $38.8 million or $44.6 million, respectively. As of March 31, 2010, the fair market value of our credit facility extension options was nominal. A 100 basis-point increase or decrease in interest rates would not be material.
Foreign Currency Exchange Risk
We receive substantially all of our revenue in U.S. dollars and paid substantially all of our expenses in U.S. dollars. We entered into one lease pursuant to which we receive part of the lease payments in Euros. We entered into a foreign currency hedging transaction related to this lease. Although most of our revenues and expenses are in U.S. dollars, we will incur some of our expenses in other currencies, primarily the euro, and we may enter into additional leases under which we receive revenue in other currencies, primarily the euro. Depreciation in the value of the U.S. dollar relative to other currencies increases the U.S. dollar cost to us of paying such expenses. The portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations. Because we currently receive most of our revenue in U.S. dollars and pay substantially all of our expenses in U.S. dollars, a change in foreign exchange rates would not have a material impact on our results of operations.

Item 4.	Controls and Procedures
We carried out, under the supervision and with the participation of our chief executive officer and chief financial officer an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended). Based on this evaluation, our chief executive officer and chief financial officer concluded that, as of March 31, 2010, our disclosure controls and procedures were effective.
There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Act of 1934, as amended) that occurred during the quarter ended March 31, 2010 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

29

PART II — OTHER INFORMATION

Item 1.	Legal Proceedings
We have not been involved in any legal proceedings that we expect will have a material adverse effect on our business, financial position, results of operations or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally claims relating to incidents involving aircraft and claims involving the existence or breach of a lease, sale or purchase contract. We expect the claims related to incidents involving our aircraft would be covered by insurance, subject to customary deductions. However, these claims could result in the expenditure of significant financial and managerial resources, even if they lack merit and if determined adversely to us and not covered by insurance could result in significant uninsured losses.

Item 1A.	Risk Factors
For a discussion of our potential risks and uncertainties, see the information under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2009, filed with the SEC on March 8, 2010, which is accessible on the SEC’s website at www.sec.gov as well as the following additional risk factor.

Our company will now be managed, and our aircraft portfolio will be serviced, by BBAM LP, a new aircraft leasing and management company with very limited operating history, which was formed by the management team of our manager and servicer.

On April 29, 2010, Summit Aviation Partners LLC (“Summit”) purchased substantially of all of the aviation assets of Babcock & Brown. As part of this transaction, we purchased a 15% interest in BBAM LP, which owns BBAM, whose affiliates manage our company and service our aircraft portfolio (BBAM LP together with its affiliates “BBAM LP”). The remaining 85% of BBAM LP is owned by Summit, a newly formed entity that is owned by the management team of BBAM. BBAM LP was formed on March 4, 2010 and has very limited operating history upon which to assess their prospects or ability to manage our Company or service our portfolio of aircraft. Our success or failure wholly depends on the skill and care with which BBAM LP performs its services under our management and servicing agreements. Our continued success depends on the continued service of key employees of BBAM LP. The departure of any key employee of BBAM LP or of a significant number of professionals could have a material adverse effect on our performance. Although the initial term of our management agreement with BBAM LP has been reduced to five years (compared to 25 years for the original agreement), there are only limited circumstances under which we are able to terminate our management agreement without payment of breakage fees.

Although the Company will own 15% of BBAM LP, the Company will have limited management rights, and the on-going operations of BBAM LP will be managed by the management team of Summit. The investment in BBAM LP is a new form of investment for the Company and may subject the Company to new and unforeseen risks, including adverse tax consequences and additional financial reporting obligations related to its investment.

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds
On May 3, 2010, the Company’s Board of Directors approved a new $30.0 million share repurchase program expiring in May 2011. Under this program, the Company may make share repurchases from time to time in the open market or in privately negotiated transactions. The timing of repurchases under the program will depend upon a variety of factors, including market conditions, and the program may be suspended or discontinued at any time.

Item 3.	Defaults Upon Senior Securities
None.

Item 5.	Other Information
None.

30

Item 6.	Exhibits

4.1	Amended and Restated Management Agreement between Babcock & Brown Air Limited and Babcock & Brown Air Management Co. Limited dated April 29, 2010

4.2
Amendment No. 1 to Servicing Agreement among Babcock & Brown Aircraft Management LLC, Babcock & Brown Aircraft Management (Europe) Limited, Babcock & Brown Air Funding I Limited and Ambac Assurance Corporation dated April 29. 2010

4.3
First Amendment to Servicing Agreement among Babcock & Brown Aircraft Management LLC, Babcock & Brown Aircraft Management (Europe) Limited and Babcock & Brown Air Acquisition I Limited dated as of April 29, 2010

4.4	Third Amendment to the Warehouse Loan Agreement among Babcock & Brown Air Acquisition I Limited, the Designated Lenders party thereto and Credit Suisse, New York Branch dated as of April 29, 2010

4.5	Babcock & Brown Air Limited 2010 Omnibus Incentive Plan

4.6	Form of Stock Appreciation Right Award Agreement

4.7	Form of Restricted Stock Unit Award Agreement

31

Exhibit 4.1
Amended and Restated B&B Air Management Agreement
Babcock & Brown Air Limited
and
Babcock & Brown Air Management Co. Limited

i

ii

This Management Agreement
is amended and restated on April 29, 2010 between the following parties:
1	Babcock & Brown Air Limited, a Bermuda limited liability company, with its principal executive offices at West Pier, Dun Laoghaire, County Dublin, Ireland (Company)
2
Babcock & Brown Air Management Co. Limited, a Bermuda limited liability company, with its principal executive offices at West Pier Dun Laoghaire, County Dublin, Ireland (Manager) as successor in interest to Babcock & Brown Air Management Co. Limited,

Recitals
A.	The Company carries on a business of acquiring, owning and leasing commercial jet aircraft and other aviation assets.
B.
Pursuant to a Management Agreement dated October 2, 2007 (the Original Management Agreement) between the Company and the Manager, the Company appointed the Manager as its manager to manage the Company’s portfolio of aircraft and other aviation assets and to provide the other services described therein.

C.
Summit Aviation Partners LLC (Summit) has agreed to purchase from Babcock & Brown Investment Holdings Pty Ltd. (BBIH) and its affiliates the aircraft leasing and management business of BBIH and its affiliates pursuant to a Purchase and Sale Agreement dated April 1, 2010 (the PSA) among BBIH, Babcock & Brown (UK) Holdings Limited, Babcock & Brown LP, Babcock & Brown Ireland Limited, Babcock & Brown JET-i Co., Ltd. and Babcock & Brown Securities Pty Ltd., as sellers, and Summit, as purchaser.

D.
The Company and the Manager wish to amend and restate the Original Management Agreement pursuant to this Agreement on the date Summit directly or indirectly acquires the shares of Manager pursuant to the PSA (such date, the Effective Date).

This Agreement witnesses
that in consideration of, among other things, the mutual promises contained in this Agreement, the parties agree:
1	Definitions and interpretation
1.1	Definitions

In this Agreement, unless the context requires another meaning:

$ means the lawful currency of the United States of America;

Administrative Agency Agreement means any administrative agency agreement entered into on or after October 2, 2007 between BBAM or any Affiliate, on the one part, and the Company or any of its Subsidiaries, on the other part;

Administrative Agency Fee means the fee payable under clause 5.1(e);

ADSs means the American Depositary Shares representing the Shares;

ADS Registration Statement means the registration statement on Form F-6 filed under the Securities Act (No. 333-145997) pursuant to which the offer and sale of ADSs has been registered.

Affiliate means a Person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Person specified, including a trust of which the Person specified or any of its Affiliates is a beneficiary, except that for purposes of this Agreement the Company and its Subsidiaries, on the one part, and BBAM and its Affiliates (other than the Company and its Subsidiaries), on the other part, shall not be considered to be Affiliates of each other.

Agreement means this management agreement;

Ancillary Management and Administrative Services means the services to be procured or provided by the Manager under clause 3.3;

Available Liquidity means the sum of (i) cash available to be used by the Company on an unrestricted basis plus (ii) the Company’s and its Subsidiaries’ debt capacity under committed debt facilities available for aviation asset investment transactions.

B&B Affiliate means any Affiliate of Babcock & Brown and any entity in respect of which Babcock & Brown or an Affiliate of Babcock & Brown has been appointed a responsible entity or with whom Babcock & Brown or an Affiliate of Babcock & Brown has entered into a management, trustee or similar agreement;

Babcock & Brown means Babcock & Brown Limited ABN 53 108 614 955, an Australian company;

Base Value means the value of an aircraft in an open, unrestricted, stable market environment with a reasonable balance of supply and demand, and with full consideration of the aircraft’s “highest and best use”, presuming an arm’s-length, cash transaction between willing, able and knowledgeable parties, acting prudently, with an absence of duress and with a reasonable period of time available for marketing, adjusted to account for the maintenance status of such aircraft (with such assumptions as to use since the last reported status as may be reasonably stated in the appraisal setting forth such Base Value);

B&B Air Acquisition means Babcock & Brown Air Acquisition I Limited, a Bermuda limited liability company;

B&B Air Funding means Babcock & Brown Air Funding I Limited, a Bermuda limited liability company;

Base Fee means the monthly fee payable under clause 5.1(a)(1)(A);

BBAM means BBAM LLC, a Delaware limited liability company, and BBAM Aviation Services Limited, an Irish corporation, individually or collectively;

Board means the board of directors of the Company as constituted from time to time;

Business Day means a day on which banks are open for business in New York, New York;

Calculation Date means the sixth Business Day immediately preceding each Payment Date;

Change of Control means the occurrence of any of the following:
(1)
the Company consolidates with, or merges with or into, another Person or sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets to any Person, or any Person consolidates with, or merges with or into, the Company, in any such event pursuant to a transaction in which the outstanding Shares or ADSs of the Company are converted into or exchanged for cash, securities or other property;

(2)
the consummation of any transaction, whether as a result of the issuance of securities of the Company, any merger or consolidation, purchase or otherwise, the result of which is that any “person” or “group” of related persons (within the meaning of Sections 13(d) or 14(d) of the U.S. Securities Exchange Act of 1934, but excluding any Person that was a wholly owned Subsidiary of the Company prior to such transaction) has become, directly or indirectly, the beneficial owner of more than 50% of the voting power of the outstanding Shares of the Company on a fully-diluted basis, after giving effect to the conversion and exercise of all outstanding warrants, options and other securities of the Company convertible into or exercisable for Shares or ADSs of the Company (whether or not such securities are then currently convertible or exercisable); and

(3)	the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors; or
(4)	the adoption by the shareholders of the Company of a plan for the liquidation or dissolution of the Company.
Change of Control Fee means the fee calculated in accordance with clause 5.1(c)(2);
Closing Date means October 2, 2007, the date on which the initial public offering of the ADSs is completed;
Competitor means any of the following Persons:
(a)	any of the following Persons (or any of their respective Affiliates) and their respective successors and assigns:
(1)	GE Commercial Aviation Services Limited;
(2)	International Lease Finance Corporation;

(3)	AerCap B.V.;

(4)	Aircastle Advisor LLC;

(5)	Air Lease Corp;

(6)	Allco Finance Group;

(7)	Aviation Capital Group;

(8)	Apollo Aviation;

(9)	Avolon;

(10)	AWAS;

(11)	Bank of China Aviation;

(12)	BCI Aircraft Leasing, Inc.;

(13)	Boeing Capital Corporation;

(14)	Bravia Capital Partners;

(15)	CIT Group Inc.;

(16)	Green Stone Aviation;

(17)	Macquarie Bank Limited;

(18)	ORIX Aviation Systems Limited;

(19)	Standard Chartered;

(20)	RBS Aviation Capital;

(21)	RPK Capital Management;

(22)	Sumisho Aircraft Asset Management B.V.;

(23)	Sky Holdings;

(24)	Tombo Aviation; and

(25)	Vx Capital Partners;
(b)
any other Person (or any Affiliate thereof) (other than BBAM or any Affiliate) that, together with its Affiliates, has consolidated aircraft leasing-related revenues or aircraft- or engine manufacturing-related revenues of more than $200 million for its most recently completed fiscal year; or

(c)	any other Person which beneficially owns 15% or more of the voting securities of any Person identified in the foregoing clauses (a) or (b) (other than BBAM or any Affiliate);
Confidential Information means all books, records, documents and information of or relating to the affairs of a party;
Continuing Directors means the directors of the Company (except the directors appointed by the Manager in accordance with clause 7.3 hereof) in office on the date hereof and any successor to any such director who was nominated or selected by a majority of the Continuing Directors and Manager appointed directors, taken as a group, in office at the time of such director’s nomination or selection. Notwithstanding the foregoing, no person who is an affiliate of any person who is the beneficial owner, directly or indirectly, of securities representing 10% or more of the combined voting power of the Company’s outstanding Shares or ADSs then entitled ordinarily to vote for the election of directors will be considered a Continuing Director.

Core Management Team means the management team referred to in clause 7.1(a);
CPI means (i) the headline consumer price index number as published on a monthly basis by the United States Department of Labor, or any substitute accepted by the Government of the United States from time to time provided that:
(a)	if the CPI base adopted for CPI is at any time updated, the CPI is to be appropriately adjusted from time to time;
(b)
if at any time the CPI is discontinued, there is to be substituted the alternative method of computing changes in the cost of living which is mutually agreed between the parties during the period of 20 Business Days after written notice given by either party to the other; and

(c)	if any alternative index is determined in accordance with paragraph (b) and that index is at any time thereafter discontinued, the procedure in paragraph (b) is repeated to determine the new CPI; or
(ii) if there is a different CPI in any applicable servicing agreement, then the CPI as defined in that servicing agreement.
Directors means the directors comprising the Board from time to time;
Effective Date shall have the meaning ascribed to it in recital D above.
Enterprise Value shall be an amount equal to (i) the number of outstanding ADSs of the Company (which, for this purpose, shall include all share-based awards on an as-converted basis), multiplied by the per-ADS consideration to be paid in respect of such ADSs in any transaction (or in an asset purchase, the implied price per ADS based on the asset purchase price), plus (ii) total indebtedness for borrowed money of the Company as shown on the balance sheet of the Company as of the end of the last quarter prior to the consummation of such transaction, less (iii) cash and cash equivalents (excluding restricted cash and cash equivalents) of the Company as shown on the balance sheet of the Company as of the end of the last quarter prior to the consummation of such transaction;
Exchange Act means the United States Securities Exchange Act of 1934, as amended;
Ex-Dividend Date means, with respect to any declared dividend, the first date on and after which purchasers of ADSs will not be entitled to receive payment of the dividend;

Fee Period has the meaning given to that term in clause 5.1(a)(1)(B);
Government Agency means:
(a)	a government, whether foreign, federal, state, territorial or local;
(b)	a department, office, branch or minister of a government acting in that capacity; or
(c)	a commission, delegate, instrumentality, agency, board, court, or other governmental, semi-governmental, judicial, administrative, monetary or fiscal authority, whether statutory or not;
Gross Acquisition Cost shall be an amount equal to the gross consideration (including the fair market value of any non-cash consideration) paid by the Company or any of its Subsidiaries in respect of the applicable acquisition;
Gross Proceeds shall be an amount equal to the gross proceeds (including the fair market value of any non-cash consideration, but excluding any cash added to the purchase price of the applicable aircraft or other aviation asset in respect of any utilization rent or deposit) received by the Company or any of its Subsidiaries in respect of any disposition of an aircraft or other aviation asset;
Initial Portfolio means the initial portfolio of 47 aircraft acquired by B&B Air Funding acquired on and after the date of consummation of the Company’s initial public offering of its ADSs;
IPO Registration Statement means the registration statement on Form F-1 filed under the Securities Act (No. 333-145994) pursuant to which the offer and sale of the ADSs has been registered.
Key BBAM Executive means (x) Steven Zissis or (y) any other person duly appointed to be the President or Chief Executive Officer (or equivalent position) of BBAM, so long as a majority of the independent directors on the Board affirmatively determines that such person is qualified to act for BBAM in such capacity.
Management and Administrative Services means the services to be procured or provided by the Manager under clause 3.1;
Management Expense Amount means the amount calculated in accordance with clause 6.3;
Management Expenses means those expenses which are agreed by the Company and the Manager from time to time to be included in the Management Expense Amount as detailed in Part 1 of Schedule 1;
Manager Shares means the manager shares, par value $0.001 per share, of the Company;
NYSE means the New York Stock Exchange;
NYSE Rules means the rules of the NYSE applicable to companies listed thereon;
Origination and Disposition Fees means the fees calculated in accordance with clause 5.1(c)(1);

Origination and Disposition Services means the services to be procured or provided by the Manager under clause 3.2;
Payment Date means the 14th day of each month, commencing on November 14, 2007; provided that, if any Payment Date would otherwise fall on a day that is not a Business Day, the relevant Payment Date shall be the first following day which is a Business Day;
Person means any individual, firm, corporation, limited liability company, partnership, trust, body of persons, joint venture, Government Agency or other entity, and shall include any successor (by merger or otherwise) of such entity;
Prospectus means the prospectus or prospectuses included in any of the Registration Statements, as amended or supplemented by any prospectus supplement and by all other amendments and supplements to any such prospectus, including post-effective amendments and all material incorporated by reference in such prospectus;
Quarter means a period of 3 consecutive months ending on 31 March, 30 June, 30 September or 31 December or, in the case of the period from the Closing Date to December 31, 2007, that period;
Registration Statements means the IPO Registration Statement and the ADS Registration Statement, including in each case the Prospectus related thereto, amendments and supplements to any such Registration Statement, including post-effective amendments, all exhibits and all materials incorporated by reference in any such Registration Statement and Prospectus.
Rent Fee means the fee payable under clause 5.1(a)(2);
The Rent Collected Fee in respect of any Fee Period shall equal 1.00% of the aggregate amount of the Rents actually paid by each lessee and, if any lessee fails to pay any Rents when due, amounts applied towards such payment during such Fee Period or portion of such Fee Period in which the relevant aircraft is held by B&B Air Funding or any of its Subsidiaries; provided that if any collateral security, including any security deposit, is applied to the payment of Rents, then, for purposes of calculating the Rent Collected Fee, the amounts so applied shall not be included as Rents at the time of such application but shall be so included at such time as any B&B Air Funding or any of its Subsidiaries shall receive substitute collateral security or a payment (whether in the form of Rents or otherwise) which restores, in whole or in part, such collateral security;

The Rent Payable Fee in respect of any Fee Period shall equal 1.00% of the aggregate amount of the Rents due from each lessee attributable to such Fee Period, or portion of such Fee Period in which the relevant aircraft is held by B&B Air Funding or any of its Subsidiaries; provided that, in the event of an early termination of a lease for any reason (other than by reason of the occurrence of an event of loss or exercise of a purchase option), the Rents which would have been payable pursuant to such lease but for such early termination will be included in this calculation of the Rent Payable Fee until the earlier of (a) the date on which Rents shall become payable in respect of such aircraft pursuant to another lease (the Rents of which shall be included in this calculation of the Rent Payable Fee) and (b) the day that numerically corresponds to the first date by which such aircraft and related aircraft documents shall have been physically repossessed by BBAM following such early termination in (or, if no such day exists, the last day of) the calendar month that is the third month after the month in which such date occurs;
Rents means the basic rent payable pursuant to a lease, and in the event that the agreement or arrangement pursuant to which possession of any aircraft asset is given is other than as a lease, amounts equivalent to any basic rent, and, in the event that there is a negotiated or non-consensual termination of a lease prior to the scheduled expiry date of the term thereof or the exercise of a termination right by the lessee under a lease, all amounts payable by the lessee in connection therewith other than amounts that the Manager allocates in good faith to damages for the applicable aircraft’s failure to comply with the return conditions specified in the lease for such aircraft (as compared with damages for failure to pay overdue or future rent);
SEC means the United States Securities and Exchange Commission;
Securities Act means the United States Securities Act of 1933, as amended;
Senior Executive has the meaning set forth in clause 3.4(d).
Services means the Management and Administrative Services, the Origination and Disposition Services and the Ancillary Management and Administrative Services;
Servicing Agreement means any servicing agreement entered into on or after October 2, 2007 between BBAM or any of its Affiliates, on the one part, and the Company or any of its Subsidiaries, on the other part;
Shares means the common shares, par value $0.001 per share, of the Company;
Similarly Constituted Entity has the meaning given to that term in clause 10.2(a)(5);
Standard of Care has the meaning given to that term in clause 3.5(a)(1);
Subsidiary of any Person means a corporation, company, common law or statutory trust or other entity
(a)	more than 50% of whose outstanding shares or securities representing the right to vote for the election of directors or other managing authority are, or
(b)
which does not have outstanding shares or securities (as may be the case in a partnership, joint venture or unincorporated association), but more than 50% of whose ownership interest representing the right to make decisions for such other entity is, now or hereafter owned or controlled, directly or indirectly, by such Person, but such corporation, company, common law or statutory trust or other entity shall be deemed to be a Subsidiary of such Person only so long as such ownership or control exists; provided that any corporation, company, common law or statutory trust or other entity established by the Company (or any Subsidiary of the Company) for the purpose of entering into a securitization or warehouse credit facility financing shall be deemed for the purposes of this Agreement to be a Subsidiary of the Company (and such Subsidiary, as the case may be) if the Company or such Subsidiary has the right to appoint at least one director or trustee of such entity and/or has the right to receive the cash flows from, and residual value of, the assets held by such entity after the obligations owing to third-party investors with respect to the financing have been satisfied;
Tax means a tax, levy, charge, impost, deduction, ad valorem tax, value added tax, withholding or duty of any nature (including stamp and transaction duty) at any time imposed or levied by any government agency or required to be remitted to, or collected, withheld or assessed by, any government agency, and any related interest, expense, fine, penalty or other charge on those amounts;
Term means the term of this Agreement under clause 10.1;
Trading Day means a day that is a trading day on the primary U.S. national or regional securities exchange on which the ADS is listed or admitted to trading.
1.2	Interpretation
In this Agreement:
(a)	where a word or phrase is defined, its other grammatical forms have a corresponding meaning;
(b)	headings are for convenience only and do not affect the interpretation of this Agreement;
(c)	where the day on or by which any thing is to be done is not a Business Day, that thing must be done on or by the next Business Day;
(d)	if a period starts from, after or before a day or the day of an act or event, it excludes that day, and, unless the context otherwise requires:
(e)	words importing the singular include the plural and vice versa;
(f)	words importing a gender include all genders; and
(g)	a reference to:
(1)	any document (including this Agreement) is a reference to that document as amended, consolidated, supplemented, novated or replaced;
(2)	an agreement includes any undertaking, representation, deed, agreement or legally enforceable arrangement or understanding whether written or not;
(3)	a clause or annexure is a reference to a clause of or annexure to this Agreement and a reference to this Agreement includes any annexure;

(4)	a person includes any individual, body corporate, association, partnership, joint venture, trust and Government Agency;
(5)
a law includes any legislation, judgment, rule of common law or equity or rule of any applicable stock exchange, and is a reference to that law as amended, consolidated, supplemented or replaced, and includes a reference to any regulation, by-law or other subordinate legislation;

(6)	the word “including” or “includes” means “including but not limited to” or “including without limitation”;
(7)	the Company taking any action includes a reference to the Company taking any action through any of its Subsidiaries; and

(8)	time is a reference to time in Dublin, Ireland.
2	Appointment
(a)	The Company appoints the Manager for the Term as an independent contractor of the Company to perform the Services on the terms of this Agreement and the Manager accepts the appointment.
(b)	The appointment of the Manager under clause 2(a) is exclusive and:
(1)	the Company may not appoint any other manager to provide any services similar to the Services; and
(2)	the Company may not employ or otherwise engage any Person to provide any services similar to the Services, during the Term.
(c)	The Manager may perform any services similar to the Services for any other Person during the Term.
(d)
The performance by the Manager of the Services pursuant to this Agreement is subject to the overall supervision of the Board. The Company may only provide directions to the Manager in accordance with this Agreement.

3	Obligations of the Manager
3.1	Management and Administrative Services
(a)	The Manager shall, and is hereby authorized, subject to clauses 3.4 and 3.5, by the Company to:
(1)	manage the Company’s portfolio of aircraft and other aviation assets and the administration of the Company’s cash balances;
(2)
if requested by the Board, make available a member of the Core Management Team as the Company’s nominee on the board of directors or similar governing body of any of the Company’s Subsidiaries (provided that each such member must be agreed between the Company and the Manager);

(3)	assist with the implementation of the Board’s decisions;
(4)
provide the Company suitably qualified and experienced persons to perform the Management and Administrative Services for the Company and its Subsidiaries, including persons to be appointed by the Board to serve as the Company’s dedicated chief executive and chief financial officers (who shall remain employees or independent contractors of, and be remunerated by, the Manager or an Affiliate of the Manager while serving in such capacities);

(5)
perform or procure the performance of all reasonable accounting, tax, corporate secretarial, information technology, reporting and compliance services for the Company and its Subsidiaries, including the preparation and maintenance of the Company’s accounts and such financial statements and other reports and filings as the Company is required to make with any Government Agency (including the SEC) or stock exchange;

(6)	supervise financial audits of the Company by an external auditor as required; and
(7)	manage the Company’s relations with its investors and the public, including
(A)	preparing the Company’s annual reports and any notices of meeting, papers, reports and agendas relating to meetings of the Company’s shareholders; and
(B)
assisting in the resolution of any complaints by or disputes with the Company’s investors and any litigation involving the Company (other than litigation in which the Company’s interests are adverse to those of the Manager or BBAM).

(b)	The Manager may delegate the provision of all or any part of the Management and Administrative Services to BBAM or any Affiliate.
(c)	The Manager shall, in performing the Services under this Agreement, avoid taking any action that would reasonably be expected to directly result in the Company violating any material applicable laws.
3.2	Origination and Disposition Services
(a)	The Manager shall, and is hereby authorized, subject to clauses 3.4 and 3.5, by the Company to:
(1)
source opportunities for the Company relating to aircraft and other aviation assets, including using the Manager’s commercially reasonable efforts to notify the Company of potential aviation asset investment opportunities that come to the attention of the Manager and which the Manager acting reasonably believes may be of interest to the Company as investments;

(2)
in relation to identified potential opportunities to purchase or sell aircraft or other aviation assets, investigate, research, evaluate, advise and make recommendations on or facilitating such opportunities;

(3)	with respect to prospective purchases and sales of aircraft and other aviation assets, conduct negotiations with sellers and purchasers and their agents, representatives and financial advisors; and
(4)
otherwise provide advice and assistance to the Company in relation to the evaluation or pursuit of aviation asset investment or disposition opportunities as the Company may reasonably request from time to time.

(b)
The Manager acknowledges and agrees that it will facilitate the Company’s non-exclusive access to the worldwide resources and knowledge base of BBAM in relation to the Origination and Disposition Services.

(c)	The Company and the Manager acknowledge and agree that:
(1)	the Company will be under no obligation to invest in or to otherwise pursue any investment or disposal opportunities notified to it by the Manager pursuant to clause 3.2(a); and
(2)
neither BBAM nor any Affiliate will be restricted from pursuing, or offering to a third-party, including a party managed by, or otherwise associated with, BBAM or any Affiliate, or will be required to establish any investment allocation protocol in relation to prioritization of, any investment or disposal opportunities identified to the Company by the Manager pursuant to clause 3.2(a).

(d)	The Manager may delegate the provision of all or any part of the Origination and Disposition Services to any Affiliate.
(e)
The Company may elect to have all or any part of the Origination and Disposition Services provided to one or more of its Subsidiaries. In any case where Origination and Disposition Services are being provided by the Manager (or any Affiliate) to the Company (or any one of its Subsidiaries), the Manager or the Company may require that a mandate letter be prepared which sets out the specific Origination and Disposition Services which are being provided and the fees payable for such Origination and Services (as determined in accordance with clause 5.1(c)).

3.3	Ancillary Management and Administrative Services
The Manager shall, and is hereby authorized, subject to clauses 3.4 and 3.5, by the Company to provide the Company with services that are ancillary to the Management and Administrative Services upon such terms as may be agreed from time to time between the Company and the Manager, which may include, among other things, if requested by the Board and agreed by the Manager:
(a)
the expansion of the Core Management Team with additional personnel as may be required by developments or changes in the commercial aircraft leasing industry (whether regulatory, economic or otherwise) or the compliance or reporting environment for publicly listed companies in the United States (whether as a result of changes to securities laws or regulations, listing requirements or accounting principles or otherwise); and

(b)	making available individuals (other than members of the Core Management Team) as the Company’s nominees on the boards of directors or similar governing bodies of any of the Company’s Subsidiaries.
3.4	Compliance with Company’s strategy, policy and directions
(a)
In performing the Services, the Manager shall, subject to clause 3.4(b), comply with the written policy and written directions of the Company provided to the Manager from time to time by the Board unless doing so would contravene any law or the express terms of this Agreement.

(b)
The Company may not, and may not direct the Manager (unless the direction is otherwise permitted under this Agreement) to, make any decision, take any action or omit to take any action in relation to the acquisition, disposition or management of any aircraft or other aviation asset, and the Manager is not obliged to comply with any such direction if given by the Company, unless the failure to make that decision, take that action or omit to take that action would breach the fiduciary duties of the members of the Board or violate any law.

(c)
The Company may direct the Manager to review a proposed decision, action or omission to take an action in relation to the acquisition, disposition or management of any aircraft or other aviation asset and require that within a reasonable period of time the Manager either make or decline to make a recommendation with respect thereto.

(d)
The Manager shall ensure that the members of the Compensation Committee of the Board of Directors of the Company are aware of the proposed salaries, bonuses, equity grants and other compensation arrangements for the CEO, CFO and, at the reasonable request of the Compensation Committee, other senior BBAM employees who devote substantial time to the Company (Senior Executives), and allow the Compensation Committee to participate in the discussion of such proposed arrangements for each Senior Executive, before such proposed arrangements are finalized by the Manager or its Affiliate.

(e)	If, in the Manager’s opinion, any written direction of the Company is ambiguous or unclear in any respect, the Manager must promptly clarify the direction with the Company.

3.5	Restrictions and duties
(a)	At all times in the performance of the Services the Manager shall:
(1)	use reasonable care and diligence and act honestly and in good faith (Standard of Care);
(2)
comply with all applicable laws, provided the Company acknowledges that the Manager may act on the written directions of the Company provided to the Manager from time to time without investigating whether the act will comply with all applicable laws, but must not comply with any direction which it is aware will contravene any law;

(3)	promptly notify the Company of any directions provided to it by the Company which have not been complied with and the reason for the non-compliance; and
(4)
comply with any reasonable requests from the Company’s auditor for information or assistance in relation to the Company’s business, assets, internal controls over financial reporting or financial statements.

(b)	Without limiting clauses 3.2(b) or 3.5(a), the Manager may not, without the Board’s prior consent:
(1)
carry out any transaction with an Affiliate of the Manager on the Company’s behalf, it being understood that Affiliates of the Manager have been appointed as the exclusive servicer for the Company’s portfolio of aircraft, and that the Manager may delegate the provision of all or any part of the Services to any Affiliate;

(2)
carry out any aviation asset investment or disposition transaction, or sequence of related aviation asset investment or disposition transactions with the same Person or group of Persons under common control, for the Company if the aggregate purchase price to be paid, or the Gross Proceeds to be received, by the Company and its Subsidiaries in connection therewith would exceed $200 million;

(3)
carry out any aviation asset investment or disposition transaction if the sum of all the purchase prices to be paid, or of all the Gross Proceeds to be received, by the Company and its Subsidiaries in connection with all such transactions during any Quarter would exceed $500 million;

(4)	appoint or retain any third-party service provider to assist the Manager in providing Management and Administrative Services if:
(A)
the amount to be paid by the Manager and reimbursed by the Company or paid by the Company to the third-party with respect to any particular matter, or series of related matters, is reasonably likely to exceed $1 million; or

(B)
as a result of the appointment or retention, the amount to be paid by the Manager and reimbursed by the Company or paid by the Company to all such third-party service providers appointed or retained in any rolling 12-month period is reasonably likely to exceed $5 million;

(5)	appoint or retain any third-party service provider to assist the Manager in providing Ancillary Management and Administrative or Origination and Disposition Services if:
(A)
the amount to be paid by the Manager and reimbursed by the Company or paid by the Company to the third-party with respect to any particular matter, or series of related matters, is reasonably likely to exceed $1 million; or

(B)
as a result of the appointment or retention, the amount to be paid by the Manager and reimbursed by the Company or paid by the Company to all such third-party service providers appointed or retained in any rolling 12-month period is reasonably likely to exceed $7.5 million; or

(6)
hold any cash or other assets of the Company, provided that the Manager may cause the Company’s cash and other assets to be held in the Company’s name or any custodian for the Company nominated or approved by the Company.

Acquisitions of series of aircraft from Persons who are not Affiliates of each other shall be deemed not to be related matters for purposes of this clause 3.5(b). Amounts relating to transactions and third-party service providers entered into, appointed or retained by BBAM or any Affiliates on the Company’s behalf pursuant to any Servicing Agreement or Administrative Agency Agreement will not be included in determining whether the thresholds set forth in this clause 3.5(b) have been met or exceeded. Amounts relating to any transactions or sequence of related transactions specifically consented to by the Board will not be included in determining whether the thresholds set forth in this clause 3.5(b) have been met or exceeded.
(c)
In the performance of the Services, the Manager shall not commit the Company to carry out any aviation asset investment transaction, or sequence of related aviation asset investment transactions, if under or in connection with the transaction or sequence of related transactions the Company would be required to fund payments in excess of reasonably anticipated Available Liquidity at the time funding would be required.

3.6	Amounts to be reviewed
The thresholds set forth in clauses 3.5(b)(4) and 3.5(b)(5) shall be reviewed regularly and at least annually by the parties and may be increased by the Board (but shall not be decreased) having regard to changes in the value of money from the date of this Agreement, changes in the market capitalization of the Company and any other principles agreed between the Company and the Manager. The thresholds set forth in clauses 3.5(b)(2) and 3.5(b)(3) may be increased or decreased by the Board in its sole discretion at any time by notice to the Manager.

3.7	Assistance in providing Services
Subject to clauses 3.5(b) and 6.1(a)(3)(B):
(a)
the Manager shall obtain assistance in providing the Services from professional advisors, attorneys, appraisers, specialist consultants and other experts, as requested by the Company from time to time; and

(b)
the Manager may obtain assistance from time to time from professional advisors, attorneys, appraisers, tax advisors, specialist consultants and other experts, as the Manager considers reasonably necessary in providing the Services and discharging its duties and other functions under this Agreement.

The Manager shall be entitled to rely on the assistance and advice of any professional advisor, attorney, appraiser, tax advisor, specialist consultant or other expert engaged to provide assistance in the discharge of its duties and other functions under this Agreement. The Manager shall have fully discharged its obligations under this Agreement with respect to any matter if it has acted consistently with any such assistance or advice in respect of such matter.
For the avoidance of doubt, the fees and expenses charged by the parties engaged by the Manager to provide the assistance described in clauses 3.7(a) and (b) shall be paid for by the Company or reimbursed by the Company to the Manager and are not included in the Management Expense Amount.
3.8	Delegation
The Manager may not delegate the provision of all or any of the Services or any of its other powers or functions under this Agreement to any Person (other than BBAM or an Affiliate) without the Company’s prior written consent (which may be provided subject to conditions).
3.9	Reports and information
(a)	The Manager shall use commercially reasonable efforts to cause the Company to comply with its reporting obligations under the Exchange Act and under the NYSE Rules.
(b)
The Manager shall provide to the Company, within 30 calendar days after the Quarters ending 31 March, 30 June and 30 September of each year, and within 60 days after 31 December of each year, a report confirming that the Manager has complied in all material respects with its obligations under this Agreement or identifying any material non-compliance and the reasons for such non-compliance.

(c)
The Manager shall also provide, upon request by the Company, any additional information and a copy of any records or documents in relation to the Company’s portfolio of aircraft and other aviation assets that a reasonable Person in the position of the Company as owner of such portfolio would expect to have, to enable the Company to:

(1)	assess the performance of the Manager in providing the Services and carrying out its other functions and duties under this Agreement;
(2)	complete returns and reports to any Government Agency; and

(3)	otherwise comply with any law.
3.10	Insurance
The Manager shall obtain at its own expense appropriate insurance in relation to the Services to be provided and the other functions and duties of the Manager to be discharged under this Agreement. The Manager shall give the Company any information it may reasonably request concerning the currency and/or scope of such insurance. Notwithstanding the foregoing, this clause 3.10 does not require the Manager to insure for Directors’ & Officers’ insurance coverage or for coverage in respect of the business of the Company at the Manager’s own expense.
3.11	Relationship of this Agreement and other agreements
To the extent that BBAM is entitled to exercise any authority, enter into any transaction or take any action on the Company’s or any of its Subsidiaries’ behalf pursuant to any Servicing Agreement or Administrative Agency Agreement such Servicing Agreement or Administrative Agency Agreement shall govern such exercise of authority, transaction or action in the event of a conflict between this Agreement and such Servicing Agreement or Administrative Agency Agreement.
4	Obligations of the Company
The Company shall:
(a)	provide all information, access and support as is required to enable the Manager to provide the Services and discharge its other duties and functions under this Agreement; and
(b)	grant a power of attorney in favor of the Manager to allow it to perform the Services.

5	Fees
5.1	Manager fees
During the Term and in consideration for the Manager agreeing to act as Manager, the parties agree that the Company shall pay to the Manager the following fees:
(a)	Base Fee and Rent Fee
(1)
In respect of the aircraft in the Initial Portfolio and any other aircraft that the Company acquires that will be held by B&B Air Funding or any of its Subsidiaries or any other Subsidiary established by the Company for the purpose of entering into an aircraft securitization financing, the Company shall pay to the Manager:

(A)
a monthly Base Fee equal to $150,000 per Subsidiary established by the Company for the purpose of entering into an aircraft securitization financing, payable by the Company to the Manager in arrears on each Payment Date during the Term of this Agreement, which shall be increased by 0.01% of the Base Value of each additional aircraft acquired beyond the Initial Portfolio, in the case of B&B Air Funding, or beyond the initial portfolio of aircraft financed with the proceeds of the applicable aircraft securitization financing, in the case of any other Subsidiary established by the Company for the purpose of entering into an aircraft securitization financing (the amount of the Base Fee shall be subject to adjustment as set forth in clause 5.1(e)),

(B)
a Rent Payable Fee, payable by the Company to the Manager in arrears for each period commencing on the Closing Date (or, thereafter, the fourth Business Day prior to the most recent Calculation Date) and ending on the fourth Business Day prior to the next succeeding Calculation Date during the term of this Agreement (each such period, a Fee Period), such payment to be made no later than the Payment Date immediately following the end of each such Fee Period, and

(C)
a Rent Collected Fee, payable by the Company to the Manager in arrears for each Fee Period, such payment to be made no later than the Payment Date immediately following the end of each such Fee Period.

(2)
In respect of any aircraft that the Company acquires that will be held by B&B Air Acquisition or any of its Subsidiaries, the Company shall pay to the Manager in arrears for each Fee Period (such payment to be made no later than the Payment Date immediately following the end of each such Fee Period) a Rent Fee equal to 3.5% of the aggregate amount of the Rents actually paid by each lessee and, if any lessee fails to pay any Rents when due, amounts applied towards such payment during such Fee Period or portion of such Fee Period in which the relevant aircraft is held by B&B Air Acquisition or any of its Subsidiaries; provided that if any collateral security, including any security deposit, is applied to the payment of Rent, then, for purposes of calculating the Rent Fee, the amounts so applied shall not be included as Rent at the time of such application but shall be so included at such time as B&B Air Acquisition or any of its Subsidiaries shall receive substitute collateral security or a payment (whether in the form of Rent or otherwise) which restores, in whole or in part, such collateral security.

(b)	Origination and Disposition Fees and Change of Control Fees
(1)
The Company shall pay to the Manager an Origination and Disposition Fee for each acquisition or sale of aircraft or other aviation assets equal to 1.5% of the Gross Acquisition Cost in respect of acquisitions or the aggregate Gross Proceeds in respect of dispositions.

(2)	The Company shall pay the Manager a Change of Control Fee equal to 1.5% of the Company’s Enterprise Value in respect of any Change of Control of the Company.

The amount of any Origination and Disposition Fee or Change of Control Fee in respect of any transaction shall become due and payable (i) if a purchase price or similar adjustment payment with respect to such transaction is to be made after the 90th day following consummation of such transaction, upon the consummation of such transaction (with any increase or reduction of the Origination and Disposition Fee or Change of Control Fee for such transaction as a result of a purchase price or similar adjustment payment becoming due and payable upon the payment of such purchase price or similar adjustment payment) or (ii) if a purchase price or similar adjustment payment with respect to such transaction is to be made within 90 days of consummation of such transaction, upon payment of such purchase price or similar adjustment payment.

It is understood that no Origination and Disposition Fee shall be payable by the Company to the Manager in respect of the acquisition of the Initial Portfolio.
(c)	Administrative Agency Fees

The Company shall pay to the Manager an Administrative Agency Fee initially equal to $750,000 per annum for each aircraft securitization financing established by the Company. Administrative Agency Fees shall be payable in arrears in equal monthly installments on each Payment Date for each period commencing on and including the Closing Date and ending on but excluding the Calculation Date immediately preceding such Payment Date. The amount of the Administrative Agency Fee payable for each aircraft securitization financing established by the Company shall be subject to adjustment as set forth in clause 5.1(e).

(d)	Adjusting the Base Fees and Administrative Agency Fees

The amount of the Base Fee payable under clause 5.1(a)(1)(A) and the amount of the Administrative Agency Fee payable for each aircraft securitization financing established by the Company under clause 5.1(d) shall be increased (but not decreased) annually by the percentage movement (if any) in the CPI from June 30, 2007 to December 31, 2007, in the case of calendar year 2008, and January 1 to December 31 of the previous year in the case of each calendar year thereafter.

5.2	Break Fees

The Manager shall be entitled to one-third of the value of any break, termination or other similar fee received by the Company (with such value to be reduced by any third-party costs incurred by or on behalf of the Company or by the Manager on behalf of the Company in the transaction to which the fee relates) in connection with any investment or proposed investment to be made by the Company. Such portion of any break, termination or other similar fee received by the Company shall become due and payable to the Manager upon receipt of such fee by the Company.

5.3	Ancillary Management and Administrative Fees

The Company shall pay to the Manager such additional fees for any Ancillary Management and Administrative Services provided by the Manager to the Company from time to time as the Company and the Manager agree to before the Ancillary Management and Administrative Services are provided.

5.4	Credit for Servicing Fees Paid

Base fees, rent payable fees, rent collected fees, rent fees and administrative agency fees paid to BBAM under any Servicing Agreement or Administrative Agency Agreement shall be credited toward (and thereby reduce) the amount of Base Fees, Rent Payable Fees, Rent Collected Fees, Rent Fees and Administrative Agency Fees due and payable by the Company to the Manager pursuant to clauses 5.1(a) and 5.1(d). Sales fees paid to BBAM under any Servicing Agreement shall be credited toward (and thereby reduce) the amount of Origination and Disposition Fees due and payable by the Company to the Manager pursuant to clause 5.1(c).

5.5	Fees independent

Except as set forth in clause 5.4, each fee referred to in a provision of this clause 5 is independent from, and not creditable, rebateable or deductible against, any other fee referred to in this clause 5.

5.6	Other services performed by BBAM and its Affiliates

The Company acknowledges that BBAM and its Affiliates may from time to time perform financial advisory, investment banking or other services for the Company and its Subsidiaries which are outside the scope of this Agreement and for which BBAM or such Affiliates will be separately remunerated in accordance with terms to be agreed between the Company and BBAM or any such Affiliate.

6	Costs and expenses
6.1	Company liable for certain costs and expenses
(a)	Subject to clause 6.1(b), the Company shall, each Quarter in arrears, pay or reimburse the Manager for:
(1)	all costs of the Company paid for the Company by the Manager other than those listed in Part 1 of Schedule 1 (but including the costs listed in Part 2 of Schedule 1);
(2)	the proportion of the Management Expense Amount that applies to that Quarter;
(3)	the amount of all Taxes, costs, charges and expenses properly incurred by the Manager in connection with
(A)	the provision of Ancillary Management and Administrative Services; and
(B)
the engagement of professional advisors, attorneys, appraisers, specialist consultants and other experts as requested by the Company from time to time or which the Manager considers reasonably necessary in providing the Services and discharging its duties and other functions under this Agreement, including the fees and expenses of professional advisors relating to the purchase and sale of aircraft and other aviation assets.

(b)	The Manager shall, upon request of the Company, provide a copy of any invoices or assessments for any Taxes, costs, charges and expenses to be paid by the Company under clause 6.1(a).

(c)
The Company acknowledges that prior to the Effective Date, Affiliates of Babcock & Brown Limited (other than the Manager) have incurred expenses and costs on behalf of the Company. The Company agrees that it shall pay or reimburse the Manager (or pay or reimburse such Affiliates of Babcock & Brown Limited as directed by the Manager) for such expenses and costs.

6.2	Regulatory expenses

The Company shall bear any costs associated with the provision of information and other assistance it or the Manager is required to provide to any Government Agency, including without limitation any costs associated with the preparation and filing of financial statements, reports and other information with the SEC.

6.3	Adjusting the Management Expense Amount
(a)
Without limiting clauses 6.3(b) and 6.3(c), no later than 90 days before the start of any calendar year, the Manager may notify the Company that it wishes to amend the list of activities and items that are Management Expenses (Adjusted Schedule 1) or increase the Management Expense Amount to reflect the actual amount estimated to be expended during such calendar year by the Manager on Management Expenses (Adjusted Amount), having regard to the then-actual business of the Company and the growth of the Company projected over the relevant calendar year. The Manager shall provide a reasonably detailed explanation of the basis for the Adjusted Schedule 1 and the Adjusted Amount to the Company when it notifies the Company that it intends to exercise its rights under this clause 6.3(a). Subject to the approval of, and any terms imposed by, the independent directors on the Board, the Adjusted Schedule 1 and the Adjusted Amount for a calendar year pursuant to this clause 6.3(a) shall take effect from January 1 of the relevant calendar year.

(b)
The Management Expense Amount for the period commencing with the Closing Date and ending on December 31, 2007 shall be an aggregate of $6.0 million annually, prorated for the number of days in the period.

(c)
The Management Expense Amount for calendar year 2008 and each calendar year thereafter, shall be an aggregate of $6.0 million increased (but not decreased) by the percentage movement (if any) in the CPI from June 30, 2007 to December 31, 2007, in the case of calendar year 2008, and January 1 to December 31 of the previous year in the case of each calendar year thereafter.

(d)
If an Adjusted Amount is to be used for the Management Expense Amount in respect of a calendar year in accordance with clause 6.3(a), the provisions of clause 6.3(c) will continue to apply except that, for the purposes of applying clause 6.3(c) “$6.0 million” will be replaced by the Adjusted Amount as so determined.

7	Management and Board of Directors
7.1	Core Management Team
(a)	During the Term, the Manager’s Core Management Team shall comprise individuals performing the following functions:
(1)	chief executive officer;

(2)	chief financial officer; and

(3)
that level of dedicated or shared support personnel, such as corporate counsel, company secretary, financial controller and other accounting staff and risk and compliance personnel, as the Manager reasonably determines is necessary to provide the Management and Administrative Services as of the date of this Agreement.

7.2	Chief executive officer and chief financial officer
(a)
The Manager shall recommend candidates to serve as chief executive officer and chief financial officer of the Company. Upon appointment of any such candidates to such roles by the Board, such individuals shall become officers of the Company but shall also remain employees or independent contractors of the Manager (or an Affiliate of the Manager) and shall be remunerated by the Manager (or such Affiliate).

(b)
The Manager and the Company acknowledge and agree that the Board may terminate the Company’s chief executive officer or chief financial officer without the Manager’s consent. If there is a vacancy in the position of chief executive officer or chief financial officer for any reason, the Manager will recommend a candidate to serve as replacement chief executive officer or chief financial officer. If the Board does not appoint the initial candidate proposed by the Manager to fill any such vacancy, then the Manager shall recommend one or more further candidates until the Board appoints a candidate recommended by the Manager to fill such vacancy.

7.3	Manager’s board appointees
(a)
For so long as the Manager holds any Manager Shares, the Manager may, by notice in writing to the Secretary of the Company, appoint the nearest whole number of directors on the Board which is not more than 3/7ths of the number of directors comprising the Board. The Manager’s appointees on the Board shall not be required to stand for election by the Company’s shareholders other than by the Manager.

(b)
The Manager’s appointees on the Board shall not receive any compensation from the Company (other than out-of-pocket expenses) and shall not have any special voting rights. The appointees of the Manager shall not participate in discussions regarding, or vote on, any related-party transaction in which BBAM or any Affiliate shall have an interest. The independent directors on the Board shall be responsible for approving any such related-party transactions.

8	Servicing and Competitors
8.1	BBAM as exclusive servicer
(a)
For so long as the Manager’s appointment is not terminated pursuant to clause 10.2(a), the Company shall engage BBAM as the exclusive servicer for any additional aircraft or other aviation assets that the Company or any of its Subsidiaries acquires in the future

(1)
in the case of aircraft, on rates and terms substantially similar to (and no less advantageous to BBAM than) those set forth in the Servicing Agreement in respect of the Initial Portfolio or on such other rates and terms as the Company and BBAM may agree in the case of aircraft; and

(2)	in the case of aviation assets other than aircraft, on rates and terms reasonably within the range of market rates and terms received by third parties for like services.

8.2	Competitors
(a)	The Company shall not, and shall not permit any of its Subsidiaries to,
(1)
transfer any interest in B&B Air Funding, B&B Air Acquisition, or any of their Subsidiaries (other than interests in aircraft-owning Subsidiaries), or any other of the Company’s Subsidiaries (other than interests in aircraft-owning Subsidiaries) receiving services from BBAM pursuant to a Servicing Agreement, to any Person that is a Competitor or that does not agree in a manner reasonably acceptable to BBAM to be bound by the provisions of the Servicing Agreement applicable thereto; or

(2)
take any action, including the voting of shares, or fail to take any action, so as to cause or permit an officer, director or employee of a Competitor to be an officer, director or employee of the Company or any of its Subsidiaries.

(b)
Without limiting any other right or remedy of the Manager for breach of the foregoing provisions of this clause 8.2 or of any other provision hereof, the Company agrees that the Manager cannot be adequately compensated by damages for a breach of the provisions of this clause 8.2 and that the Manager shall be entitled to a court order of specific performance requiring the Company to comply with each and every provision in this clause 8.2 and/or an injunction prohibiting the Company from violating any provision of this clause 8.2, as the case may be, in addition to any and all other remedies, at law or in equity, to which the Manager may be entitled in connection with a breach of any provision of this clause 8.2.

9	Warranties, limitation of liability and indemnity
9.1	Mutual warranties

Each party represents and warrants to the other parties that it has the power and authority to enter into and perform this Agreement.
9.2	Warranties of Manager

The Manager represents and warrants to the Company that:
(a)	it has and will at all times during the term of this Agreement have the skill, facilities, capacity and staff necessary to perform its duties and obligations under this Agreement; and
(b)
it will, at all times during the term of this Agreement, hold such licences, permits and authorizations as are necessary for it to perform the Services and its other duties and functions under this Agreement, or will delegate to an appropriate Affiliate the Services and other duties and functions under this Agreement which require the holding of licences, permits and authorizations it does not itself hold.

9.3	Inaccurate warranties

If a warranty given by a party to this Agreement ceases to be accurate, that party must immediately advise the other party in writing.
9.4	Exclusion of warranties

To the fullest extent permitted by applicable law, except as expressly provided to the contrary in this Agreement, all terms, conditions, warranties, undertakings, inducements or representations whether expressed, implied, statutory or otherwise relating in any way to this Agreement or the Services are excluded.

Where any law, rule or regulation implies in this Agreement any term, condition or warranty, and that law, rule or regulation avoids or prohibits provisions in a contract excluding or modifying the application of, or exercise of, or liability under such term, condition or warranty, such term, condition or warranty shall be deemed to be included in this Agreement, however the liability of the Manager for any breach of such a term, condition or warranty shall be limited, at the option of the Manager, to any one or more of the following:

(a)	the supplying of the services again; or

(b)	the payment of the cost of having the services supplied again.
9.5	Manager may rely

Without limiting clause 3.7, the Manager may take and may act upon:
(a)
the opinion or advice of counsel or solicitors, whether or not instructed by the Manager, in relation to the interpretation of this Agreement or any other document (whether statutory or otherwise) or generally in connection with the Company;

(b)
advice, opinions, statements or information from bankers, accountants, auditors, appraisers, valuers and other persons consulted by the Manager who are in each case believed by the Manager in good faith to be expert in relation to the matters upon which they are consulted;

(c)
a document which the Manager believes in good faith to be the original or a copy of an appointment by a shareholder or the holder of an option in respect of a Share of a person to act as their agent for any purpose connected with the Company; and

(d)	any other document provided to the Manager in connection with the Company upon which it is reasonable for the Manager to rely, and the Manager will not be liable for anything done, suffered or omitted by it in good faith in reliance upon such opinion, advice, statement, information or document.

9.6	Acknowledgement

The Company acknowledges that:
(a)	neither the Manager nor any Affiliate of the Manager guarantees the performance of the Company’s business or its assets nor makes any representation regarding any of these matters; and

(b)
the Manager may assume that all documents which it receives in connection with the Company’s business and assets are complete, accurate and correct and that all signatures, seals, and markings on all such documents are authentic and duly authorized.

9.7	Indemnity and limitation of liability
(a)
The Company assumes liability for, and indemnifies the Manager and its Affiliates, all B&B Affiliates (only with respect to actions by such B&B Affiliates prior to the Effective Date) and any Person to whom the Manager delegates its obligations in compliance with this Agreement, and their respective members, shareholders, managers, directors, officers, employees and agents (collectively, Indemnified Persons), on an after-tax basis against any losses and liabilities (collectively, Losses) or Taxes that arise out of or in connection with the doing or failing to do anything in connection with this Agreement or on account of any bona fide investment decision made by the Indemnified Person, except insofar as any such Loss is finally adjudicated to have been caused directly by the Indemnified Person from gross negligence, fraud or dishonesty, or willful misconduct in respect of the obligation to apply the Standard of Care under this Agreement. This indemnity shall not apply to (i) Taxes imposed on net income by the revenue authorities of Ireland or Bermuda in respect of any payment by the Company to the Manager due to the performance of the Services; and (ii) Taxes imposed on net income of the Manager by any Government Agency other than the revenue authorities of Bermuda or Ireland to the extent such Taxes would not have been imposed in the absence of any connection of the Manager with such jurisdiction imposing such Taxes other than any connection that results from the performance by the Manager of its obligations under this Agreement.

(b)
The Manager and each other Indemnified Person shall not be liable to the Company or any of its Subsidiaries for any Losses suffered or incurred by the Company or any of its Subsidiaries arising out of or in connection with the Indemnified Person doing or failing to do anything in connection with this Agreement or on account of any bona fide investment decision made by the Indemnified Person, except insofar as any such Loss is finally adjudicated to have been caused directly by the gross negligence, fraud or dishonesty of, or willful misconduct in respect of the obligation to apply the Standard of Care under this Agreement by the Indemnified Person.

(c)	The obligations contained in this clause 9.7 shall continue after the termination of this Agreement.

(d)
The provisions of this clause 9.7 are held by the Manager for its own benefit and for the benefit of the other Indemnified Persons and may be enforced by the Manager on behalf of, and for the benefit of, the Indemnified Persons.

10	Effectiveness; Term and termination
10.1	Effectiveness; Term
(a)
This Agreement shall be effective as of the Effective Date and shall continue in force until the date that is five years after the Effective Date and shall be automatically extended for additional terms of five years, unless (x) terminated by either party upon twelve months’ written notice prior to termination or (y) terminated earlier in accordance with clause 10.2. If for any reason the Effective Date does not occur on or before June 1, 2010 this Agreement shall be null and void and have no force or effect.

(b)
If this Agreement is not renewed after the termination of the initial five-year term in accordance with clause 10.1(a) above, the Company shall pay the Manager a non-renewal fee on the termination date in an amount equal to three times the aggregate Management Expense Amount paid by the Company to the Manager in respect of the last complete fiscal year prior to the termination date.

(c)
If this Agreement is not renewed after the termination of the second five-year term in accordance with clause 10.1(a) above, the Company shall pay the Manager a non-renewal fee on the termination date in an amount equal to two times the aggregate Management Expense Amount paid by the Company to the Manager in respect of the last complete fiscal year prior to the termination date.

(d)
If this Agreement is not renewed after the termination of the third five-year term in accordance with clause 10.1(a) above, the Company shall pay the Manager a non-renewal fee on the termination date in an amount equal to the aggregate Management Expense Amount paid by the Company to the Manager in respect of the last fiscal year prior to the termination date.

(e)
Notwithstanding the foregoing, no non-renewal fee will be payable pursuant to clauses 10.1(b)-(d) if the Manager declines to renew the Agreement on then market-terms with respect to fees payable pursuant to this Agreement.

10.2	Termination
(a)	By the Company

The Company may terminate this Agreement immediately upon written notice if but only if:
(1)
at least 75% of the independent directors on the Board and holders of 75% or more of all of the outstanding Shares (measured by vote) determine by resolution that there has been unsatisfactory performance by the Manager that is materially detrimental to the Company;

(2)
the Manager materially breaches this Agreement and fails to remedy such breach within 90 days of receiving written notice from the Company requiring it to do so, or such breach results in liability to the Company and is attributable to the Manager’s gross negligence, fraud or dishonesty, or willful misconduct in respect of the obligation to apply the Standard of Care under this Agreement;

(3)
any license, permit or authorization held by the Manager which is necessary for it to perform the services and duties under this Agreement is materially breached, suspended or revoked, or otherwise made subject to conditions which, in the reasonable opinion of the Board, would prevent the Manager from performing the Services and the situation is not remedied within 90 days;

(4)	BBAM Aviation Services Limited or one of its Affiliate ceases to hold (directly or indirectly) more than 50% of the voting equity of, and economic interest in, the Manager;
(5)
an involuntary proceeding shall be commenced or an involuntary petition shall be filed in a court of competent jurisdiction seeking relief in respect of the Manager or of a substantial part of the property or assets of the Manager, under Title 11 of the United States Code, as now constituted or hereafter amended, or any other U.S. Federal or state or non-U.S. bankruptcy, insolvency, receivership or similar law, and such proceeding or petition shall continue undismissed for 75 days or an order or decree approving or ordering any of the foregoing shall be entered or the Manager shall go into liquidation, suffer a receiver or mortgagee to take possession of all or substantially all of its assets or have an examiner appointed over it or if a petition or proceeding is presented for any of the foregoing and not discharged within 75 days, unless in the case of the commencement of any such proceeding or the filing of any such petition the Manager is withdrawn and replaced by the Manager within 90 days of the commencement of such proceeding or the date of such filing with a BBAM Affiliate that is able to give correctly the warranties set out in clause 9.2 of this Agreement (Similarly Constituted Entity); or

(6)	the Manager shall:
(A)
voluntarily commence any proceeding or file any petition seeking relief under Title 11 of the United States Code, as now constituted or hereafter amended, or any other U.S. Federal or state or non-U.S. bankruptcy, insolvency, receivership or similar law;

(B)	consent to the institution of, or fail to contest the filing of, any petition described in clause (5) above;
(C)	file an answer admitting the material allegations of a petition filed against it in any such proceeding; or
(D)	make a general assignment for the benefit of its creditors, unless the Manager is withdrawn and replaced within 15 days by the Manager with a Similarly Constituted Entity; or
(7)	an order is made for the winding up of the Manager, unless the Manager is withdrawn and replaced within 15 days by the Manager with a Similarly Constituted Entity.
(8)
The Company may terminate this Agreement upon three months’ written notice during the first five-year term of this Agreement following the termination (for any reason other than death or disability) of the Key BBAM Executive’s service as the President or Chief Executive Officer (or equivalent position) of BBAM.

(b)	By the Manager

The Manager may terminate this Agreement immediately upon written notice if:
(1)	the Company fails to make any payment due under this Agreement to the Manager within 15 days of notice of such failure to pay;
(2)	the Company otherwise materially breaches this Agreement and fails to remedy the breach within 90 days of receiving written notice from the Manager requiring it to do so; or
(3)	if Continuing Directors cease to constitute at least a majority of the Board (excluding directors appointed by the Manager pursuant to clause 7.3 hereof).

If the Manager terminates this Agreement upon the occurrence of any of the events described above in this clause 10.2(b), the Company will pay the Manager a fee as follows: (x) during the first five-year term, an amount equal to three times the aggregate Management Expense Amount paid by the Company to the Manager in respect of the last complete fiscal years prior to the termination date (or if there has not been a complete fiscal year, such amount will be calculated in respect of the Management Expense Amount which would have been due in respect of the complete last fiscal year); (y) during the second five-year term, an amount equal to two times the aggregate Management Expense Amount paid by the Company to the Manager in respect of the last complete fiscal year prior to the termination date; and (z) during the third five-year term, an amount equal to the aggregate Management Expense Amount paid by the Company to the Manager in respect of the last complete fiscal year prior to the termination date.

10.3	Effect of termination
(a)
If this Agreement is terminated under clauses 10.1 or 10.2, this Agreement and the parties’ obligations under it shall cease, other than the obligations under this clause 10 and clauses 9, 11, 13 (other than 13.3 and 13.4), 15 and 16.

(b)	The termination of this Agreement does not prejudice any:
(1)	transaction properly entered into prior to termination;
(2)
claim by the Manager in respect of accrued Base Fees, Rent Payable Fees, Rent Collected Fees, Rent Fees, Origination and Disposition Fees, Change of Control Fees and Administrative Agency Fees in respect of the period to termination and the Company shall pay to the Manager any such accrued Base Fees, Rent Payable Fees, Rent Collected Fees, Rent Fees, Origination and Disposition Fees, Change of Control Fees or Administrative Agency Fees (it being agreed that the amount of the Base Fees, Rent Payable Fees, Rent Collected Fees and Rent Fees payable to the Manager with respect to the Fee Period during which this Agreement is terminated shall be calculated to the end of such Fee Period);

(3)
claim by the Manager in respect of accrued costs and expenses incurred in respect of the period to termination and the Company must pay or reimburse the Manager for any such accrued costs and expenses in accordance with clause 6; or

(4)	any accrued rights of a party to take action in respect of a breach of this Agreement occurring prior to such termination.
11	Confidentiality
11.1	Confidential Information
(a)
Subject to clauses 11.2, the parties must not, and must ensure that their respective officers, employees and agents do not, without the prior written consent of a party, disclose any Confidential Information of that party.

(b)
In addition, to the extent that any officer, director, employee, agent, advisor or consultant of the Company or any of its Subsidiaries is involved in any other business activities that are competitive with BBAM or any Affiliate, the Company shall screen such person from receipt of competitively sensitive information. Without limiting the foregoing, the Company shall, and shall cause each of its Subsidiaries to, ensure that no competitively sensitive information is provided to a Competitor, even a Competitor that is a shareholder of the Company.

11.2	Permitted disclosures
(a)	The parties may make disclosures:
(1)	to Affiliates but only on a strictly confidential basis; and
(2)
to those of their or any Affiliate’s employees, officers, professional or financial advisers and bankers as the party reasonably thinks necessary to give effect to this Agreement but only on a strictly confidential basis.

(b)	The obligations of this clause do not apply to any information which a party can reasonably demonstrate:
(1)	is in the public domain through no fault of its own;
(2)	is already known to that party (as evidenced by its written records) at the date of disclosure and was not acquired directly or indirectly from the other party; or
(3)
is required to be disclosed by law or the listing rules of an applicable stock exchange, provided where practical, the form and terms of the relevant disclosure have been notified to the other party and the other party has had a reasonable opportunity to comment on the form and terms.

(c)
Notwithstanding any provision of this Agreement to the contrary, the legal obligations of confidentiality hereunder do not extend to the U.S. federal or state tax structure or the U.S. federal or state tax treatment of any transaction pursuant to this Agreement. If any U.S. federal or state tax analyses or materials are provided to any party, such party is free to disclose any such analyses or materials without limitation.

12	Notices
12.1	Requirements

All notices must be:
(a)	in legible writing;
(b)	addressed to the recipient at the address or facsimile number set out below or to any other address or facsimile number that a party may notify to the other:
to the Company:

Address:	West Pier, Dun Laoghaire, County Dublin, Ireland
Attention:	Chief Executive Officer
Facsimile no:	+353-1-231-1901
with a copy to Weil, Gotshal & Manges LLP:

Address:	767 Fifth Avenue, New York, NY 10001
Attention:	Boris Dolgonos
Facsimile no:	+1-212-310-8007

to the Manager:

Address:	West Pier, Dun Laoghaire, County Dublin, Ireland
Attention:	Chief Executive Officer
Facsimile no:	+353-1-231-1901
with a copy to Weil, Gotshal & Manges LLP:

Address:	767 Fifth Avenue, New York, NY 10001
Attention:	Boris Dolgonos
Facsimile no:	+1-212-310-8007
(c)	signed by the party; and

(d)	sent to the recipient by hand, prepaid post or facsimile.
12.2	Receipt

Without limiting any other means by which a party may be able to prove that a notice has been received by the other parties, a notice will be considered to have been received:
(a)	if sent by hand, when left at the address of the recipient;
(b)	if sent by pre-paid post, 2 days (if posted within Ireland to an address in Ireland) or 7 days (if posted from one country to another) after the date of posting; or
(c)
if sent by facsimile, on receipt by the sender of an acknowledgment or transmission report generated by the sender’s machine indicating that the whole facsimile was sent to the recipient’s facsimile number;

but if a notice is served by hand, or is received by the recipient’s facsimile, on a day that is not a Business Day, or after 5:00 pm (recipient’s local time) on a Business Day, the notice will be considered to have been received by the recipient at 9:00 am on the next Business Day.

13	Independent contractor, conflicts of interest and restriction
13.1	Independent contractor

The relationship between the Company and the Manager is in the nature of an independent contractor relationship only and the parties do not intend to create, and this Agreement does not constitute, a partnership, trust or other arrangement and this Agreement must not be construed as creating anything other than an independent contractor relationship. The Company acknowledges that the Manager has been appointed by the Company solely in its capacity as Manager and not in any other capacity including as an advisor or a fiduciary.

13.2	Conflicts of interest

Nothing in this Agreement restricts the Manager (or any of Affiliate of the Manager) from:
(a)	dealing or conducting business with the Company, any of the Company’s Subsidiaries, the Manager, or any Affiliate or any shareholder of the Company;
(b)	being interested in any contract or transaction with the Company, any of the Company’s Subsidiaries, any BBAM or any Affiliate or any shareholder of the Company;
(c)	acting in the same or similar capacity in relation to any other corporation or enterprise; or
(d)	holding or dealing in the Company’s or its Subsidiaries’ equity or other securities or interests therein; or

(e)	co-investing with the Company or any of its Subsidiaries.
13.3	Acting in interests of shareholders

Without limiting clauses 13.1 or 13.2, in performing the Services under this Agreement, the Manager shall act in the best interest of the Company’s shareholders. If there is a conflict between the Company’s shareholders’ interests and the Manager’s interests, the Manager shall give priority to the Company’s shareholders’ interests.

13.4	Manager not accountable
The Manager or any Affiliate of the Manager may be or become interested in any business promoted by the Company or in which the Company may be interested as a shareholder or otherwise and is not accountable to the Company for any remuneration, commission or other benefits received from its interest in that business as long as the Manager discloses the nature of its interest to the Company.
13.5	Contracts valid
No contract or transaction referred to in clause 13.2 which the Manager or any Affiliate of the Manager is interested in any way, whether directly or indirectly, will be avoided and the Manager and any Affiliate of the Manager is not liable, by reason of the Manager’s appointment as Manager under this Agreement, to account to the Company or any other person for any profit or benefits arising from such contracts or transactions and it may retain such profits or benefits. Any fees paid or payable in relation to such contracts or transactions are to be retained by the person to whom those fees are paid or payable.
14	Independent advice
For the avoidance of doubt, nothing in this Agreement limits the right of the members of the Board to seek independent professional advice (including legal, accounting and financial advice) at the expense of the Company on any matter connected with the discharge of their responsibilities, in accordance with the procedures and subject to the conditions set out in the Company’s corporate governance principles from time to time.

15	Legal actions
15.1	Third-party claims
(a)
The Manager will notify the Company promptly of any claim made by any third-party against the Company or any of its Subsidiaries of which it is aware or has notice and will send to the Company any notice, claim, summons or writ served on the Manager concerning the Company or its Subsidiaries.

(b)
The Manager will not without the express written consent of the Board purport to accept or admit any claims or liabilities of which it receives notification pursuant to clause 15.1(a) on behalf of the Company or make any settlement or compromise with any third-party in respect of the Company.

15.2	Litigation
If legal action is initiated against the Manager by any third-party in respect of any matter connected with this Agreement and in respect of which the Manager has the benefit of an indemnity from the Company under this Agreement, the Company shall be entitled at its election to take over from the Manager the conduct and the defence of any such action and to prosecute any claim for indemnity or damages or other entitlement against any third-party in the name of the Manager.
16	General provisions
16.1	Entire agreement

This Agreement is the entire agreement of the parties about the subject matter of this Agreement and supersedes all other representations, negotiations, arrangements, understandings, agreements and/or other communications. No party has entered into this Agreement relying on any representations made by or on behalf of the any other party, other than those expressly made in this Agreement.

16.2	Assignment
A party must not assign, create an interest in, or deal in any other way with any of its rights under this Agreement without the prior written consent of the other parties.
16.3	Indemnities
(a)	The indemnities in this Agreement are:
(1)	continuing obligations of the parties, separate and independent from their other obligations and survive the termination of this Agreement; and
(2)	absolute and unconditional and unaffected by anything that might have the effect of prejudicing, releasing, discharging or affecting in any other way the liability of the party giving the indemnity.
(b)	It is not necessary for a party to incur expense or make payment before enforcing a right of indemnity under this Agreement.

16.4	Invalid or unenforceable provisions
If a provision of this Agreement is invalid or unenforceable in a jurisdiction:
(a)	it is to be read down or severed in that jurisdiction to the extent of the invalidity or unenforceability; and
(b)	that fact does not affect the validity or enforceability of that provision in another jurisdiction or the remaining provisions.
16.5	Waiver and exercise of rights
(a)
A waiver by a party of a provision of, or of a right under, this Agreement is binding on the party granting the waiver only if it is given in writing and is signed by the party or an authorized representative of the party granting the waiver.

(b)	A waiver is effective only in the specific instance and for the specific purpose for which it is given.
(c)	A single or partial exercise of a right by a party does not preclude another exercise of that right or the exercise of another right.
(d)	Failure by a party to exercise or delay in exercising a right does not prevent its exercise or operate as a waiver.
16.6	Amendment

This Agreement may be amended only by a document signed by all parties.
16.7	Counterparts
This Agreement may be signed in counterparts and all counterparts taken together constitute one document.
16.8	Rights cumulative
The rights, remedies and powers of the parties under this Agreement are cumulative and do not exclude any other rights, remedies or powers.
16.9	Successors and assigns
This Agreement is binding on, and has effect for the benefit of, the parties and their respective successors and permitted assigns.
16.10	Governing law

This Agreement is governed by the laws of the State of New York.
16.11	Jurisdiction
Each party irrevocably and unconditionally:
(a)	submits to the non-exclusive jurisdiction of the courts of the State of New York; and
(b)	waives, without limitation, any claim or objection based on absence of jurisdiction or inconvenient forum.

Schedule 1 — Expenses
Part 1
The expenses that are covered by the Management Expense Amount and which are therefore not separately recoverable by the Manager from the Company under clause 6.1(a) are:
Employee Remuneration
Base salaries, all “on costs”, superannuation and bonuses for members of the Core Management Team including any payments or benefits “packaged” for a member of the Core Management Team.
Direct expenses of the Manager’s own in-house resources including legal, accounting, internal audit, treasury, investor relations, risk and compliance, company secretarial and internal taxation support.
The following expenses in relation to the Core Management Team:
•	Car parking

•	Recruitment expenses

•	Relocation expenses

•	Work cover insurance

•	Staff training and seminars, except if specifically related to services provided to the Company

•	Conference attendance, except if specifically related to services provided to the Company
The Manager’s Corporate Overheads
The Manager’s corporate overheads on a pro rata basis having regard to the number of employees of BBAM, the number of those employees providing Services to the Company and the proportion of time spent by those employees providing such Services (e.g., 4 employees spending half their time providing Services are treated as 2 employees providing full time Services), including:
•	Office rental

•	Telephone, fax & internet rental, connections and associated hardware

•
Travel costs of the Core Management Team (including flights, accommodation, taxis, entertainment and meals while traveling) other than in relation to the provision of the Services under this Agreement or the provision of other services to the Company

•	Printing

•	Postage and stationery

•	Temporary staff

•	Computer hardware and software and all IT maintenance and support (excluding website development and maintenance)

•	Couriers

•	Gifts and donations

•	Subscriptions to any organisation, industry body, publication or equivalent

•	Sundry expenses (including a portion of the Manager’s costs for office maintenance and utilities)

Part 2
Expenses associated with the Company that are not covered by the Management Expense Amount and which are therefore recoverable by the Manager from the Company under clause 6.1(a) if paid by the Manager include but shall not be limited to:
•	Directors’ fees for the directors on the Company’s and its Subsidiaries’ boards of directors

•	Directors’ and officers’ insurance for the Company’s and its Subsidiaries’ directors and officers

•	Travel expenses of the directors (including flights, accommodation, taxis, entertainment and meals while travelling) to attend any meeting of the Board or Company

•	Registration fees and listing fees in connection with listing the Shares on the NYSE and registering the Shares under the Securities Act

•
Fees and offering and other expenses relating to the Company’s initial public offering, the securitization of the Initial Portfolio, the Company’s credit facility and any other equity or debt financings the Company enters into in the future

•	Fees and expenses of the depositary for the Company’s ADSs

•	Costs and expenses related to insuring the Company’s aircraft and other aviation assets, including all fees and expenses of insurance advisors and brokers

•	Costs incurred in connection with organizing and hosting the Company’s annual meetings or other general meetings of the Company

•
Costs of production and distribution of any of the Company’s security holder communications, including notices of meetings, annual and other reports, press releases, and any prospectus, disclosure statement, offering memorandum or other form of offering document

•	Website development and maintenance and other investor relations or IT related costs if the expenses are incurred solely for the benefit of the Company

•
Travel expenses of the Core Management Team and other personnel of any BBAM Affiliate (including flights, accommodation, taxis, entertainment and meals while traveling) related to sourcing, negotiating and conducting transactions on behalf of the Company or providing other services to the Company and attending any meeting of the Board or Company

•
External legal counsel, including fees associated with “broken” deals (potential acquisitions or remarketings) where the transaction has been approved by the Board or an executive officer pursuant to properly delegated authority

•	Fees of third-party consultants, accounting firms and other professionals

•	External auditor’s fees

•	Internal auditor’s fees

Exhibit 4.2
AMENDMENT NO. 1 TO SERVICING AGREEMENT, dated as of April 29, 2010 (this “Amendment”) among BABCOCK & BROWN AIRCRAFT MANAGEMENT LLC, a Delaware limited liability company (“BBAM(US)”), BABCOCK & BROWN AIRCRAFT MANAGEMENT (EUROPE) LIMITED, a company incorporated under the laws of Ireland (“BBAM(Ireland)”), and together with BBAM(US), the “Servicer”), BABCOCK & BROWN AIR FUNDING I LIMITED, a limited liability company incorporated under the laws of Bermuda and having its principal place of business at West Pier, Dun Loaghaire, County Dublin, Ireland (the “Company”) and AMBAC ASSURANCE CORPORATION, a Wisconsin stock insurance company (the “Policy Provider”).
WHEREAS, the Servicer, the Company and the Policy Provider entered into that certain Servicing Agreement dated as of October 2, 2007 (the “Servicing Agreement”);
WHEREAS, BBAM Limited Partnership, a Cayman Islands limited partnership (“BBAM LP”), will acquire, pursuant to the transaction described in Exhibit A hereto (the “Purchase Transaction”), 100% of the voting equity interest in, and 100% of the economic interest in, various entities, including (i) BBAM LLC, a Delaware limited liability company; (ii) BBAM (Europe), a company incorporated under the laws of Ireland; (iii) Babcock & Brown Air Management Co. Limited, a company incorporated under the laws of Bermuda; (iv) BBAM(US); and (v) BBAM(Ireland);
WHEREAS, the general partner of BBAM LP is Summit Aviation Management Co., Ltd., a company incorporated under the laws of the Cayman Islands;
WHEREAS, in connection with the Purchase Transaction, the parties hereto wish to amend the Servicing Agreement pursuant to clause (h) of the Documentary Conventions of the Servicing Agreement, all upon the terms and provisions and subject to the conditions hereinafter set forth (the capitalized terms used herein, unless otherwise defined herein, having the meanings ascribed to them for purposes of the Servicing Agreement, as amended hereby, and the term “Operative Agreements” specifically being understood to include this Amendment);
NOW, THEREFORE, for and in consideration of the mutual benefits and covenants hereunder and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:
ARTICLE I
SERVICING AGREEMENT AMENDMENTS
Section 1.01. Amendments. The Servicing Agreement is hereby amended, effective as of the date hereof (the “Effective Date”), as follows:
(a) Section 10.02(b)(i) thereof is hereby amended and restated in its entirety as follows:
“(i) there is a Triggering Event; or”;

(b) Section 10.02(b)(iii) thereof is hereby amended by substituting the words “Servicer Parties” for the words “Babcock & Brown International Pty Ltd”;
(c) Section 10.02(b)(iv) thereof is hereby amended by substituting the words “Servicer Parties” for the words “Babcock & Brown International Pty Ltd.”;
(d) Section 11.04 thereof is hereby amended by substituting the words “Servicer Parties” for the words “International Pty Ltd”;
(e) the definition of “Competitor” in Appendix A thereto is hereby amended by substituting the words “BBAM LP, Babcock & Brown Air Limited or Summit Aviation Partners LLC” for the words “Babcock & Brown International Pty Ltd” in each instance where such words appear therein; and
(f) Appendix A is hereby amended by adding the following definitions in the appropriate alphabetical order:
“BBAM Business Team” means each of the persons identified in writing as a member of the (i) Finance and Legal BBAM Team and (ii) Technical and Marketing BBAM Business Team, as such teams may be amended by the Company from time to time pursuant to Section 4.01 hereof.
“BBAM (Europe)” means BBAM Aviation Services Limited, a company incorporated under the laws of Ireland.
“BBAM LLC” means BBAM LLC, a Delaware limited liability company.
“BBAM LP” means BBAM Limited Partnership, a Cayman Islands limited partnership.
“Finance and Legal BBAM Team” means the persons identified in writing as such to the Policy Provider on or prior to the date of this Amendment, or such other persons as may be identified by the Servicer from time to time pursuant to Section 4.01 hereof.
“Key BBAM Executive” means (x) Steven Zissis or (y) any other person duly appointed to be the President or Chief Executive Officer (or equivalent position) of BBAM LP, so long as a majority of the independent directors on the Board of Babcock & Brown Air Limited affirmatively determines that such person is qualified to act for BBAM LP in such capacity.
“Servicer Parties” means the Servicer, BBAM LP and any Person through whom, directly or indirectly, BBAM LP holds any voting or non-voting equity interest in, or economic interest in, the Servicer.
“Summit Aviation Management” means Summit Aviation Management Co., Ltd., a company incorporated under the laws of the Cayman Islands.

“Technical and Marketing BBAM Team” means the persons identified in writing as such to the Policy Provider on or prior to the date of this Amendment, or such other persons as may be identified by the Servicer from time to time pursuant to Section 4.01 hereof.
“Triggering Event” means
(a)	BBAM LP ceases to own, directly or indirectly, at least 50% of the voting equity of, and economic interest in, BBAM (Ireland) and BBAM (US);
(b)
Summit Aviation Partners LLC ceases to own, directly or indirectly, at least 33.33% of the partnership interests in BBAM LP; provided that the sale of such partnership interests that results in such ownership being at a level below 33.33% shall not constitute a “Triggering Event” if it is to a publicly listed entity or any other Person with a net worth of at least $100,000,000;

(c)
at any time prior to the fifth anniversary of the date of this Amendment, any Key BBAM Executive’s service as the President or Chief Executive Officer (or equivalent position) of BBAM LP is terminated (for any reason other than death or disability); or

(d)
at any time during any one year period, such initial period commencing on the first anniversary of the date of this Amendment, fifty percent or more of either of the (i) Finance and Legal BBAM Team or (ii) Technical and Marketing BBAM Team (as identified in the BBAM Business Team list most recently provided by the Company to the Policy Provider pursuant to Section 4.01 hereof) cease to be employed by BBAM LP or its applicable subsidiaries and BBAM LP or its applicable subsidiary does not hire employees or contract for the services of persons having reasonably comparable experience in the aviation industry to that of such persons being replaced within 90 days of the cessation of the employment of each such person.

(g) clause (e) under “Documentary Conventions” in Appendix A thereto is hereby amended by substituting the sentence “The Servicer hereby appoints Corporation Service Company (CSC) (the “Servicer’s Agent”), 1133 Avenue of the Americas, Suite 3100, New York, New York, U.S.A. 10036-6710, as its nonexclusive agent for service of process in connection with each Operative Agreement.” for the sentence “The Servicer hereby appoints Babcock & Brown LP (the “Servicer’s Agent”), 1 Dag Hammarskjold Plaza, 885 Second Avenue, 49th Floor, New York, N.Y. 10017, U.S.A., as its nonexclusive agent for service of process in connection with each Operative Agreement.”
ARTICLE II
CONSENT OF THE POLICY PROVIDER
Section 2.01. Consent. Pursuant to Section 5.02(a) of the Indenture and in order to permit the proposed Purchase Transaction without triggering a Servicer Termination Event under the Servicing Agreement, the Policy Provider hereby consents, effective as of the date hereof, to the modifications of the provisions of the Servicing Agreement as set forth in this Amendment.

ARTICLE III
REPRESENTATIONS AND WARRANTIES
Section 3.01. Representations and Warranties of Company. The Company represents and warrants, on and as of the execution and delivery hereof, as follows:
(a) It is duly organized, validly existing and in good standing in its state of incorporation.
(b) Execution, delivery and performance of this Amendment does not contravene or breach (i) any law applicable to the Company; (ii) the constitutional documents of the Company; or (iii) any document which is binding on the Company or any of its assets.
(c) It has all corporate power and authority to execute, deliver and perform this Amendment, and this Amendment has been duly authorized, executed and delivered by the Company.
(d) The Servicing Agreement, as amended by the Amendment, is a legal, valid and binding agreement of the Company and is enforceable against the Company in accordance with its terms. All corporate or limited liability company acts and other proceedings required to be taken by the Company to authorize (a) the execution, delivery and performance of the Servicing Agreement, as amended by the Amendment, and (b) the consummation of the transactions and the performance of its obligations contemplated thereby have been duly and properly taken.
(e) Neither the execution and delivery of the Amendment by the Company nor the consummation of the transactions contemplated thereby (including the Purchase Transaction) nor performance by the Company of any of its obligations thereunder (including the Purchase Transaction) will (a) violate any order, writ, injunction, judgment or decree applicable to the Company or any of its properties or assets, or (b) result in any conflict with, breach of or default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, warrant or other similar instrument or any license, permit, material agreement or other material obligation to which the Company is a party or by which the Company or any of its properties or assets may be bound. No action, consent or approval by, or filing with, any Governmental Authority or any other regulatory or self regulatory body, or any other Person, is required (other than the consent of the Policy Provider) in connection with the execution, delivery or performance by the Company of this Amendment or the consummation by the Company of the transactions contemplated thereby. There are no claims, actions, suits, arbitrations or other proceedings or investigations pending or, to the best knowledge of the Company, threatened, by or against or affecting the Company, which challenges the Purchase Transactions, this Amendment, or the transactions contemplated hereby and thereby.

Section 3.02. Representations of the Servicer. Each of BBAM(US) and BBAM(Ireland), jointly and severally, represents and warrants, on and as of the execution and delivery hereof, as follows:
(a) It is duly organized, validly existing and in good standing in its state of incorporation.
(b) Execution, delivery and performance of this Amendment does not contravene or breach (i) any law applicable to it; (ii) its constitutional documents; or (iii) any document which is binding on it or any of its assets.
(c) It has all corporate power and authority to execute, deliver and perform this Amendment, and this Amendment has been duly authorized, executed and delivered by it.
(d) The description of the Purchase Transaction set forth in Exhibit A hereto (i) is an accurate summary in all material respects of such transaction and (ii) accurately reflects in all respects the direct and indirect ownership of the Servicer (including voting control of, and economic interests in, the Servicer) after giving effect to the Purchase Transaction.
(e) The Servicing Agreement, as amended by the Amendment, is a legal, valid and binding agreement of the Servicer and is enforceable against the Servicer in accordance with its terms. All limited liability company acts and other proceedings required to be taken by the Servicer to authorize (a) the execution, delivery and performance of the Servicing Agreement, as amended by the Amendment, and (b) the consummation of the transactions and the performance of its obligations contemplated thereby have been duly and properly taken.
(f) Neither the execution and delivery of the Amendment by the Servicer nor the consummation of the transactions contemplated thereby (including the Purchase Transaction) nor performance by the Servicer of any of its obligations thereunder (including the Purchase Transaction) will (a) violate any order, writ, injunction, judgment or decree applicable to the Servicer or any of its properties or assets, or (b) result in any conflict with, breach of or default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, warrant or other similar instrument or any license, permit, material agreement or other material obligation to which the Servicer is a party or by which the Servicer or any of its properties or assets may be bound. No action, consent or approval by, or filing with, any Governmental Authority or any other regulatory or self regulatory body, or any other Person, is required (other than the consent of the Policy Provider) in connection with the execution, delivery or performance by the Servicer of this Amendment or the consummation by the Servicer of the transactions contemplated thereby. There are no claims, actions, suits, arbitrations or other proceedings or investigations pending or, to the best knowledge of the Servicer, threatened, by or against or affecting the Servicer, which challenges the Purchase Transactions, this Amendment, or the transactions contemplated hereby and thereby.

ARTICLE IV
AFFIRMATIVE COVENANT
Section 4.01. Updated List of BBAM Business Team: The Servicer hereby agrees that it shall provide the Policy Provider (i) as of the date hereof and on such date, a list of the current BBAM Business Team and (ii) with an updated list of the then current BBAM Business Team annually, commencing on April 29, 2011 and each anniversary thereafter in the form attached hereto as Exhibit B (the “Section 4.01 Certificate”), together with such other information required by the Section 4.01 Certificate.
Section 4.02. Further Assurances. The Servicer and the Company each agrees from time to time to do and perform such other and further acts, and to execute and deliver any and all such other instruments, as may be required by law or reasonably requested by any other party to carry out and effect the intent and purpose of this Amendment.
ARTICLE V
ACKNOWLEDGEMENT; RATIFICATION AND INDEMNIFICATION
Section 5.01. Acknowledgement. Each of the Company, the Servicer and the Policy Provider hereby acknowledges and confirms that, unless the context otherwise requires: (a) all references in the Servicing Agreement, the Appendix, the Exhibits or the Schedules to “this Agreement”, “this Servicing Agreement”, “the Agreement” or “the Servicing Agreement” shall be deemed to refer to the Servicing Agreement, as amended hereby.
Section 5.02. Ratification. Save as specifically provided hereby or by a document executed and delivered pursuant hereto, the Servicing Agreement and all provisions thereof shall continue in full force and effect as the legal, valid and binding rights and obligations of each party thereto enforceable in accordance with their respective terms.
Section 5.03. Indemnification. In addition to all other rights to indemnification that the Policy Provider has under any of the Operative Documents, including, without limitation, Section 11.05 of the Servicing Agreement, and any other agreement or arrangement, the Servicers shall jointly and severally (a) indemnify, defend and hold harmless the Policy Provider, its directors, officers, employees, representatives, Affiliates and agents (collectively, the “Policy Provider Indemnified Parties”) from and against any and all losses, costs, damages, liabilities, obligations, impositions, inspections, assessments, fines, deficiencies and expenses (collectively, “Damages”) resulting from, in connection with or arising out of (i) the Purchase Transaction, and (ii) any inaccuracy in any representation or warranty of the Servicer contained in this Amendment or any exhibit and (b) promptly pay any invoice for Damages submitted by any Policy Provider Indemnified Party upon submission of such invoice to the Servicer unless the Servicer has contested such claim for Damages in a U.S. Federal or state court with jurisdiction over the matter.

ARTICLE VI
MISCELLANEOUS
Section 6.01. Incorporation by Reference. The Documentary Conventions set forth in Appendix A to the Servicing Agreement are incorporated herein by reference as if the same were repeated herein in full, mutatis mutandis.
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Exhibit 4.3

FIRST AMENDMENT TO SERVICING AGREEMENT
Dated as of April 29, 2010
among
BABCOCK & BROWN AIRCRAFT MANAGEMENT LLC,
and
BABCOCK & BROWN AIRCRAFT MANAGEMENT (EUROPE) LIMITED,
as Servicers,
BABCOCK & BROWN AIR ACQUISITION I LIMITED,
as the Company

THIS FIRST AMENDMENT TO SERVICING AGREEMENT, dated as of April 29, 2010 (this “Amendment”), is entered into by and among BABCOCK & BROWN AIRCRAFT MANAGEMENT LLC and BABCOCK & BROWN AIRCRAFT MANAGEMENT (EUROPE) LIMITED, as Servicers, BABCOCK & BROWN AIR ACQUISITION I LIMITED, as the Company and each Aircraft Subsidiary that executes and delivers this Amendment. Capitalized terms used and not otherwise defined herein are used as defined in the Servicing and Administrative Services Agreement dated as of November 7, 2007 (as amended, restated, modified and supplemented from time to time, the “Servicing Agreement”).
WHEREAS, the parties hereto desire to amend the Servicing Agreement in certain respects as provided herein;
NOW THEREFORE, in consideration of the premises and other material covenants contained herein, the parties hereto agree as follows:
Section 1. Amendments.
(a) Section 6(d) is hereby amended and restated as follows:
“Financials. The Servicers shall furnish to the Company, the Agent and each Lender copies of the following financial statements:
(a) within 90 days after the end of each of the first three fiscal quarters of the fiscal year of BBAM Limited Partnership (“BBAM LP”), unaudited financial statements of BBAM LP as of the end of such fiscal quarter, certified as complete and correct by the chief financial or accounting officer of BBAM LP (subject to normal year-end audit adjustments);
(b) within 120 days after the end of BBAM LP’s fiscal year, audited financial statements of BBAM LP; and
(c) such other publicly available information regarding the financial condition of BBAM or the BBAM Reporter as the Agent or the Company may reasonably request.”
(b) subclause (ix) of Section 12(a) is hereby amended and restated in its entirety as follows:
“any financial statement of BBAM or of the BBAM Reporter required to be delivered pursuant to Section 6(d) contains an Impermissible Qualification.”; and
(c) Section 23 is hereby amended and restated in its entirety as follows:
“Amendments. This Agreement may not be amended, supplemented, waived, released, or modified orally, but only by an instrument in writing signed by the party against which the enforcement of the amendment, supplement, waiver, release, or modification is sought (or, in the case of any Aircraft Subsidiary a party hereto, when signed by the Company) and in any event not without the prior written consent of the Agent, such consent to be granted or withheld at the Agent’s sole discretion. Any amendment, supplement, waiver, release or modification in writing and signed by the Company shall be binding on each Aircraft Subsidiary.

Section 2. Effective Date; Servicing Agreement in Full Force and Effect as Amended.
(a) Section 1 of this Amendment shall become effective on the date the Third Amendment to the Warehouse Loan Agreement by and among the Company, the Agent and each Lender that becomes a party thereto becomes effective.
(b) Except as specifically amended hereby, the Servicing Agreement shall remain in full force and effect. All references to the Servicing Agreement shall be deemed to mean the Servicing Agreement as modified hereby. This Amendment shall not constitute a novation of the Servicing Agreement, but shall constitute an amendment thereof. The parties hereto agree to be bound by the terms and conditions of the Servicing Agreement, as amended by this Amendment, as though such terms and conditions were set forth herein.
Section 3. Miscellaneous.
(a) This Amendment may be executed in any number of counterparts, and by the different parties hereto on the same or separate counterparts, each of which when so executed and delivered shall be deemed to be an original instrument but all of which together shall constitute one and the same agreement.
(b) The descriptive headings of the various sections of this Amendment are inserted for convenience of reference only and shall not be deemed to affect the meaning or construction of any of the provisions hereof.
(c) Servicers do not waive and have not waived, and hereby expressly reserve, their right at any time to take any and all actions, and to exercise any and all remedies, authorized or permitted under the Servicing Agreement, as amended, or any of the other Loan Documents, as amended, or available at law or equity or otherwise.
(d) Any provision in this Amendment which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.
(e) THIS AMENDMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES UNDER THIS AMENDMENT SHALL BE GOVERNED BY AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK (INCLUDING, WITHOUT LIMITATION, SECTIONS 5-1401 AND 5-1402 OF THE NEW YORK GENERAL OBLIGATION LAW).

Exhibit 4.4
THIRD AMENDMENT TO THE
WAREHOUSE LOAN AGREEMENT
THIS THIRD AMENDMENT TO THE WAREHOUSE LOAN AGREEMENT, dated as of April 29, 2010 (this “Amendment”), is entered into by and among BABCOCK & BROWN AIR ACQUISITION I LIMITED, as Borrower, the Designated Lenders party hereto and CREDIT SUISSE AG, NEW YORK BRANCH, as Agent.
WHEREAS, the Borrower, the Lenders and the Agent are parties to a Warehouse Loan Agreement, dated as of November 7, 2007 (as amended, restated, modified and supplemented from time to time, the “Warehouse Agreement”); and
WHEREAS, the parties hereto desire to amend the Warehouse Agreement in certain respects as provided herein;
NOW THEREFORE, in consideration of the premises and other material covenants contained herein, the parties hereto agree as follows:
SECTION 1. Definitions. Capitalized terms not otherwise defined herein shall have the meanings set forth therefor in the Warehouse Agreement.
SECTION 2. Amendments to the Warehouse Agreement.
A. Section 1.01 is hereby amended by amending and restating in its entirety the definition of “Change of Control” as follows:
““Change of Control” means any of the following:
(a) for so long as BBAM is the Servicer, neither BBAM Limited Partnership nor any Affiliate thereof shall own legally and beneficially (directly or indirectly) at least fifty-one percent (51%) of all outstanding Capital Stock (both by vote and by value) of BBAM; or
(b) for so long as BBAM is the Servicer, Parent shall not own legally or beneficially (directly or indirectly) at least five percent (5%) of the limited partnership interests in or Capital Stock of BBAM Limited Partnership;
(c) Parent shall not own legally and beneficially one hundred percent (100%) of all outstanding Capital Stock (both by vote and by value) of the Borrower; or
(d) the Borrower shall not own legally or beneficially (directly or indirectly) one hundred percent (100%) of all outstanding Capital Stock (both by vote and by value) of each Aircraft Subsidiary, unless such Aircraft Subsidiary is released from the Lien of the Security Documents in accordance with Section 11.23.”;

B. Sections 9.01(a) and 9.01(b) are hereby amended and restated in their entirety as follows:
“(a) failure to make any payment or prepayment of principal or interest on the Loans under this Agreement or any Note when due (other than with respect to a payment set forth in the first sentence of clause (a) of Section 3.02, Aggregated Additional Interest or Aggregated Default Interest), including, for the avoidance of doubt, any payment due on the fourth Interim Repayment Date as set forth in the second sentence of clause (a) of Section 3.02, or, without duplication, payment of Collateral Deficiency when due hereunder, and such payment is not received within one (1) Business Day of the due date therefor; provided that for purposes of this clause (a), no amount of principal, Aggregated Additional Interest or Aggregated Default Interest on the Loans shall be deemed due under this Agreement solely because of the provisions of clauses eleventh through fifteenth of Section 3.03(a), clauses seventh through tenth, and twelfth of Section 3.03(b) or clauses eighth through eleventh and thirteenth of Section 3.03(c), if such payment of principal, Aggregated Additional Interest or Aggregated Default Interest (x) is not then due and payable under any other provision of this Agreement or any other Loan Document and (y) is not made solely because Cash Flow and other amounts in the Rent Accounts were insufficient to pay such principal, Aggregated Additional Interest or Aggregated Default Interest in accordance with the priorities of Sections 3.03(a) or (c), as applicable; or
(b) failure to make any payment under this Agreement, any Note or other Loan Document (other than payments set forth in clause (a) above, a payment set forth in the first sentence of clause (a) of Section 3.02, Aggregated Additional Interest and Aggregated Default Interest) when due and such payment is not received within twenty (20) Business Days after written notice of such non-payment has been given to the Borrower and the Servicers; provided that failure to pay any amounts which are payable to the Servicers, the payment of which has, for the time being, been waived by the applicable Servicer or Servicers, and amounts which are payable in clauses ninth through sixteenth of Section 3.03(a), clauses seventh through sixteenth of Section 3.03(b) or clauses seventh through fifteenth of Section 3.03(c), shall not be deemed a Facility Event of Default under this clause (b) if such amounts are not paid solely because Cash Flow and other amounts in the Rent Accounts were insufficient to pay such amounts in accordance with the priorities of Section 3.03(a), as applicable; or”
SECTION 3. Effective Date; Waiver; Warehouse Agreement in Full Force and Effect as Amended.
A. Section 2 of this Amendment shall become effective upon the later of (i) the Agent receiving counterparts of this Amendment executed by the Borrower, the Agent and the Required Lenders and (ii) BBAM Limited Partnership acquiring directly or indirectly at least 51% of all outstanding Capital Stock of BBAM (a “BBAM Change of Control”). Borrower shall promptly notify Agent and Lenders of any such acquisition.
B. In the event that this Amendment does not become effective until after the BBAM Change of Control, the Agent and the Lenders hereby waive any Facility Default, Facility Event of Default or Servicer Replacement Event attributable to such BBAM Change of Control.

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C. Except as specifically amended hereby, the Warehouse Agreement shall remain in full force and effect. All references to the Warehouse Agreement shall be deemed to mean the Warehouse Agreement modified hereby. This Amendment shall not constitute a novation of the Warehouse Agreement, but shall constitute an amendment thereof. The parties hereto agree to be bound by the terms and conditions of the Warehouse Agreement, as amended by this Amendment, as though such terms and conditions were set forth herein.
SECTION 4. Miscellaneous.
A. This Amendment may be executed in any number of counterparts, and by the different parties hereto on the same or separate counterparts, each of which when so executed and delivered shall be deemed to be an original instrument but all of which together shall constitute one and the same agreement.
B. The descriptive headings of the various sections of this Amendment are inserted for convenience of reference only and shall not be deemed to affect the meaning or construction of any of the provisions hereof.
C. Except as expressly set forth herein, in the letter agreement regarding this Amendment dated on or about the date hereof (the “Amendment Letter”) among Borrower, Lender, Agent, BBAM and BBAM Europe, or in the letter agreement dated February 26, 2010 (the “Extension Letter”) among Borrower, Agent and Lenders, each of the Agent and the Lenders do not waive and have not waived, and hereby expressly reserve, its right at any time to take any and all actions, and to exercise any and all remedies, authorized or permitted under the Warehouse Agreement, as amended, or any of the other Loan Documents, as amended, or available at law or equity or otherwise. Without limiting the foregoing, except as expressly set forth herein, the Amendment Letter or in the Extension Letter, nothing in this Amendment constitutes a waiver of any Facility Event of Default under the Warehouse Agreement, or of any condition to Advances thereunder.
D. Each of the Designated Lenders, by its execution of this Amendment, hereby confirms that the Agent has the authorization to execute and deliver this Amendment and the amendment to the Servicing Agreement to be entered into on the date hereof.
E. Any provision in this Amendment which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.
F. THIS AMENDMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES UNDER THIS AMENDMENT SHALL BE GOVERNED BY AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK (INCLUDING, WITHOUT LIMITATION, SECTIONS 5-1401 AND 5-1402 OF THE NEW YORK GENERAL OBLIGATION LAW).
G. The parties hereto acknowledge that Fourth Amendment to Warehouse Loan Agreement relating to the Warehouse Loan Agreement dated as of October 5, 2009 predates this Amendment notwithstanding the designations of Third Amendment and Fourth Amendment.
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Exhibit 4.5
Babcock & Brown Air Limited
2010 Omnibus Incentive Plan
Article 1. Establishment & Purpose
1.1 Establishment. Babcock & Brown Air Limited, a Bermuda exempted company (the “Company”), hereby establishes the 2010 Omnibus Incentive Plan (the “Plan”) as set forth herein.
1.2 Purpose of the Plan. The purpose of this Plan is to attract, retain and motivate officers, employees, non-employee directors and other individuals (regardless of their employment status) providing services to the Company and its Subsidiaries and Affiliates and to promote the success of the Company’s business by providing the participants of the Plan with appropriate incentives.
Article 2. Definitions
Whenever capitalized in the Plan, the following terms shall have the meanings set forth below.
2.1 “Affiliate” means any entity that the Company, either directly or indirectly, is in common control with, is controlled by or controls, or any other entity designated by the Board in which the Company or an Affiliate has a substantial direct or indirect equity interest.
2.2 “American Depositary Share” means an American Depositary Share that represents the right to receive one Share of the Company and is evidenced by an American Depositary Receipt.
2.3 “Award” means any Option, Stock Appreciation Right, Restricted Stock or Other Stock-Based Award that is granted under the Plan.
2.4 “Award Agreement” means either (a) a written agreement entered into by the Company and a Participant setting forth the terms and provisions applicable to an Award granted under this Plan, or (b) a written statement issued by the Company, a Subsidiary, or Affiliate to a Participant describing the terms and conditions of the actual grant of such Award.
2.5 “Board” means the Board of Directors of the Company.
2.6 “Cause” means, with respect to any Participant, one or more of the following: (a) the plea of guilty or nolo contendere to, or conviction for, the commission of a felony offense (b) any act of willful fraud, dishonesty or moral turpitude that causes a material harm to the Company or any Subsidiary or Affiliate, (c) gross negligence or gross misconduct with respect to the Company or any Subsidiary or Affiliate of the Company, (d) willfull and deliberate failure to perform his or her employment duties in any material respect, or (e) breach of a material written employment policy of the Company or any Subsidiary or Affiliate, provided, however, that in the case of a Participant who has an employment agreement with the Company or any Subsidiary or Affiliate, “Cause” shall be determined in accordance with such definition.

2.7 “Change of Control” unless otherwise specified in the Award Agreement, means an event or series of events that results in any of the following:
(a)
Change in Ownership of the Company. A change in the ownership of the Company occurs on the date that any one Person or more than one Person acting as a group (as determined under Final Treas. Reg. Section 1.409A-3(i)(5)(v)(B)), other than any Person directly or indirectly owned by the Company, acquires on an arms length basis ownership of stock of the Company that, together with stock held by such Person or group, constitutes more than 50% of the total fair market value or total voting power of stock of the Company. However, if any one Person (or more than one Person acting as a group) is considered to own more than 50% of the total fair market value or total voting power of the Company’s stock prior to the acquisition, any acquisition of additional stock by the same Person or Persons is not considered to cause a change in the ownership of the Company;

(b)
Change in Effective Control of the Company. A change in the effective control of the Company occurs on either of the following dates: (i) the date any one Person, or more than one Person acting as a group (as determined under Final Treas. Reg. Section 1.409A-3(i)(5)(v)(B)), other than any Person directly or indirectly owned by the Company, acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such Person or Persons) ownership of stock of the Company possessing 30% or more of the total voting power of the stock of the Company, or (ii) the date individuals who, as of the Effective Date, constitute the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board, provided, however, that if the election, or nomination for election by the Company’s shareholders, of any new director was approved by a vote of at least a majority of the Incumbent Board, such new director shall be considered a member of the Incumbent Board, and provided further that any reductions in the size of the Board that are instituted voluntarily by the Incumbent Board shall not constitute a “Change of Control”, and after any such reduction the “Incumbent Board” shall mean the Board as so reduced; or

(c)
Change in Ownership of a Substantial Portion of the Company’s Assets. A change in the ownership of a substantial portion of the Company’s assets occurs on the date that any one Person, or more than one Person acting as a group (as determined under Final Treas. Reg. Section 1.409A-3(i)(5)(v)(B)), other than any Person directly or indirectly owned by the Company, acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such Person or Persons) assets from the Company that have a total gross fair market value of more than 40% of the total gross fair market value of all of the assets of the Company immediately prior to such acquisition or acquisitions. For this purpose, gross fair market value means the value of the assets of the Company, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets.

2.8 “Code” means the U.S. Internal Revenue Code of 1986, as amended from time to time.
2.9 “Committee” means the Compensation Committee of the Board or any other committee designated by the Board to administer this Plan in accordance with Article 3.
2.10 “Effective Date” means the date set forth in Section 15.15.
2.11 “Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time.

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2.12 “Fair Market Value” means, as of any date, the per Share value determined as follows, in accordance with applicable provisions of Section 409A of the Code:
(a)
The average of the high and low trading price on the New York Stock Exchange or any other recognized stock exchange or any established over-the-counter trading system on which dealings take place, or if no trades were made on any such day, the immediately preceding day on which trades were made; or

(b)
In the absence of an established market for the Shares of the type described in (a) above, the per Share Fair Market Value thereof shall be determined by the Committee in good faith and in accordance with applicable provisions of Section 409A of the Code.

2.13 “New York Stock Exchange” means the New York Stock Exchange or any successor body carrying on the business of the New York Stock Exchange.
2.14 “Non-Employee Director” means a person defined in Rule 16b-3(b)(3) promulgated by the Securities and Exchange Commission under the Exchange Act, or any successor definition adopted by the Securities and Exchange Commission.
2.15 “Nonqualified Stock Option” means an Option that is not an incentive stock option as defined in Section 422 of the Code.
2.16 “Other Stock-Based Award” means any right granted under Article 10 of the Plan.
2.17 “Option” means any stock option granted from time to time under Article 7 of the Plan.
2.18 “Option Price” means the purchase price per Share subject to an Option, as determined pursuant to Section 7.2 of the Plan.
2.19 “Participant” means any eligible person as set forth in Section 4.1 to whom an Award is granted.
2.20 “Person” means any natural person, sole proprietorship, general partnership, limited partnership, limited liability company, joint venture, trust, unincorporated organization, association, corporation, governmental authority, or any other organization, irrespective of whether it is a legal entity and includes any successor (by merger or otherwise) of such entity.
2.21 “Restricted Stock” means any Award granted under Article 9.
2.22 “Restriction Period” means the period during which Restricted Stock awarded under Article 9 of the Plan is subject to forfeiture.
2.23 “Share” means a common share of the Company, par value $0.001 per share, or such other class or kind of shares or other securities resulting from the application of Section 13.1, and/or a related American Depositary Share.
2.24 “Stock Appreciation Right” means any right granted under Article 8.
2.25 “Subsidiary” means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company (or any parent of the Company) if each of the corporations, other than the last corporation in each unbroken chain owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

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Article 3. Administration
3.1 Authority of the Committee. The Plan shall be administered by the Committee, which shall have full power to interpret and administer the Plan and Award Agreements and full authority to select the Participants to whom Awards will be granted, and to determine the type and amount of Awards to be granted to each such Participant and the terms and conditions of Awards and Award Agreements. Without limiting the generality of the foregoing, the Committee may, in its sole discretion but subject to the limitations in Article 12, clarify, construe or resolve any ambiguity in any provision of the Plan or any Award Agreement, extend the term or period of exercisability of any Awards, or waive any terms or conditions applicable to any Award. Awards may, in the discretion of the Committee, be made under the Plan in assumption of, or in substitution for, outstanding awards previously granted by the Company or any of its Subsidiaries or Affiliates or a company acquired by the Company or with which the Company combines. The Committee shall have full and exclusive discretionary power to adopt rules, forms, instruments, and guidelines for administering the Plan as the Committee deems necessary or proper. Notwithstanding anything in this Section 3.1 to the contrary, the Board, or any other committee or sub-committee established by the Board, is hereby authorized (in addition to any necessary action by the Committee) to grant or approve Awards as necessary to satisfy the requirements of Section 16 of the Exchange Act and the rules and regulations thereunder and to act in lieu of the Committee with respect to Awards made to Non-Employee Directors under the Plan. All actions taken and all interpretations and determinations made by the Committee or by the Board (or any other committee or sub-committee thereof), as applicable, shall be final and binding upon the Participants, the Company, and all other interested individuals.
3.2 Delegation. The Committee may delegate to one or more of its members, one or more officers of the Company or any Subsidiary or Affiliate, and one or more agents or advisors, including but not limited to Babcock & Brown Air Management Co. Limited or its affiliates, such administrative duties or powers as it may deem advisable; provided that the Committee shall not delegate to officers of the Company or any of its Subsidiaries or Affiliates the power to make grants of Awards to officers of the Company or any of its Subsidiaries or Affiliates; provided, further, that no delegation shall be permitted under the Plan that is prohibited by applicable law.
Article 4. Eligibility and Participation
4.1 Eligibility. Participants will consist of such employees, non-employee directors, independent contractors, leased employees or other service providers as the Committee in its sole discretion determines and whom the Committee may designate from time to time to receive Awards. Designation of a Participant in any year shall not require the Committee to designate such person to receive an Award in any other year or, once designated, to receive the same type or amount of Award as granted to the Participant in any other year.
4.2 Type of Awards. Awards under the Plan may be granted in any one or a combination of: (a) Options, (b) Stock Appreciation Rights, (c) Restricted Stock, and (d) Other Stock-Based Awards. Awards granted under the Plan shall be evidenced by Award Agreements (which need not be identical) that provide additional terms and conditions associated with such Awards, as determined by the Committee in its sole discretion; provided, however, that in the event of any conflict between the provisions of the Plan and any such Award Agreement, the provisions of the Plan shall prevail.

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Article 5. Shares Subject to the Plan and Maximum Awards
5.1 Number of Shares Available for Awards.
(a)
General. Subject to adjustment as provided in Article 13 hereof, the maximum number of Shares available for issuance to Participants pursuant to Awards under the Plan shall be 1,500,000 Shares. The Shares available for issuance under the Plan may consist, in whole or in part, of authorized and unissued Shares or treasury Shares. Any Shares delivered to the Company as part or full payment for the purchase price of an Award, or to satisfy the Company’s withholding obligation with respect to an Award, shall again be available for Awards.

(b)
Additional Shares. In the event that any outstanding Award expires, is forfeited, cancelled or otherwise terminated without the issuance of Shares or is otherwise settled for cash, the Shares subject to such Award, to the extent of any such forfeiture, cancellation, expiration, termination or settlement for cash, shall again be available for Awards. If the Committee authorizes the assumption under this Plan, in connection with any merger, consolidation, acquisition of property or stock, or reorganization, of awards granted under another plan, such assumption shall not (i) reduce the maximum number of Shares available for issuance under this Plan.

Article 6. Shares underlying Awards
Unless otherwise determined by the Committee, all Shares issued in respect of any Award granted hereunder shall be in the form of American Depositary Shares.
Article 7. Stock Options
7.1 Grant of Options. The Committee is hereby authorized to grant Nonqualified Stock Options to Participants. Each Option shall permit a Participant to purchase from the Company a stated number of fully paid and non-assessable Shares at an Option Price established by the Committee, subject to the terms and conditions described in this Article 7 and to such additional terms and conditions, as established by the Committee, in its sole discretion, that are consistent with the provisions of the Plan. Options shall be evidenced by Award Agreements which shall state the number of Shares covered by such Option. Such Award Agreements shall conform to the requirements of the Plan, and may contain such other provisions, as the Committee shall deem advisable.
7.2 Terms of Option Grant. The Option Price per Share shall be determined by the Committee at the time of grant, but shall not be less than the greater of (a) 100% of the Fair Market Value of a Share on the date of grant or (b) the par value of a Share on the date of grant.
7.3 Option Term. The term of each Option shall be determined by the Committee at the time of grant and shall be stated in the Award Agreement, but in no event shall such term be greater than ten years.
7.4 Time of Exercise. Options granted under this Article 7 shall be exercisable at such times and be subject to such restrictions and conditions as the Committee shall in each instance approve, which terms and restrictions need not be the same for each grant or for each Participant.

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7.5 Method of Exercise. Except as otherwise provided in the Plan or in an Award Agreement, an Option may be exercised for all, or from time to time any part, of the Shares for which it is then exercisable. For purposes of this Article 7, the exercise date of an Option shall be the later of the date a notice of exercise is received by the Company and, if applicable, the date payment is received by the Company pursuant to clauses (a), (b), (c), (d) or (e) in the following sentence (including the applicable tax withholding pursuant to Section 15.3 of the Plan). The aggregate Option Price for the Shares as to which an Option is exercised shall be paid to the Company in full at the time of exercise at the election of the Participant (a) in cash or its equivalent (e.g., by cashier’s check), (b) to the extent permitted by the Committee, in Shares (whether or not previously owned by the Participant) having a Fair Market Value equal to the aggregate Option Price for the Shares being purchased and satisfying such other requirements as may be imposed by the Committee, (c) partly in cash and, to the extent permitted by the Committee, partly in such Shares (as described in (b) above), (d) by reducing the number of Shares otherwise deliverable upon the exercise of the Option by the number of Shares having a Fair Market Value equal to the Option Price, or (e) if there is a public market for the Shares at such time, subject to such requirements as may be imposed by the Committee, through the delivery of irrevocable instructions to a broker to sell Shares obtained upon the exercise of the Option and to deliver promptly to the Company an amount out of the proceeds of such sale equal to the aggregate Option Price for the Shares being purchased. The Committee may prescribe any other method of payment that it determines to be consistent with applicable law and the purpose of the Plan.
Article 8. Stock Appreciation Rights
8.1 Grant of Stock Appreciation Rights. The Committee is hereby authorized to grant Stock Appreciation Rights to Participants. Stock Appreciation Rights shall be evidenced by Award Agreements that shall conform to the requirements of the Plan and may contain such other provisions, as the Committee shall deem advisable. Subject to the terms of the Plan and any applicable Award Agreement, a Stock Appreciation Right granted under the Plan shall confer on the holder thereof a right to receive, upon exercise thereof, the excess of (a) the Fair Market Value of a specified number of Shares on the date of exercise over (b) the grant price of the right as specified by the Committee on the date of the grant. Such payment may be in the form of cash, Shares, other property or any combination thereof, as the Committee shall determine in its sole discretion.
8.2 Terms of Stock Appreciation Right. Subject to the terms of the Plan and any applicable Award Agreement, the grant price (which shall not be less than 100% of the Fair Market Value of a Share on the date of grant), term, methods of exercise, methods of settlement, and any other terms and conditions of any Stock Appreciation Right shall be as determined by the Committee. The Committee may impose such other conditions or restrictions on the exercise of any Stock Appreciation Right as it may deem appropriate. No Stock Appreciation Right shall have a term of more than ten years from the date of grant.
Article 9. Restricted Stock
9.1 Grant of Restricted Stock. The Committee is hereby authorized to grant Restricted Stock to Participants. An Award of Restricted Stock is a grant by the Committee of a specified number of Shares to the Participant, which Shares are subject to forfeiture upon the occurrence of specified events. Participants shall be awarded Restricted Stock in exchange for consideration not less than the minimum consideration required by applicable law. Restricted Stock shall be issued fully paid and non-assessable and shall be evidenced by an Award Agreement, which shall conform to the requirements of the Plan and may contain such other provisions, as the Committee shall deem advisable.

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9.2 Terms of Restricted Stock Awards. Each Award Agreement evidencing a Restricted Stock grant shall specify the period(s) of restriction, the number of Shares of Restricted Stock subject to the Award, the performance, employment or other conditions (including the termination of a Participant’s service whether due to death, disability or other cause) under which the Restricted Stock may be forfeited to the Company and such other provisions as the Committee shall determine. Any Restricted Stock granted under the Plan shall be evidenced in such manner as the Committee may deem appropriate, including book-entry registration or issuance of a stock certificate or certificates (in which case, the certificate(s) representing such Shares shall be legended as to sale, transfer, assignment, pledge or other encumbrances during the Restriction Period and deposited by the Participant, together with a stock power endorsed in blank, with the Company, to be held in escrow during the Restriction Period). At the end of the Restriction Period, the restrictions imposed hereunder and under the Award Agreement shall lapse with respect to the number of Shares of Restricted Stock as determined by the Committee, and the legend shall be removed and such number of Shares delivered to the Participant (or, where appropriate, the Participant’s legal representative).
9.3 Voting and Dividend Rights. The Committee shall determine and set forth in a Participant’s Award Agreement whether or not a Participant holding Restricted Stock granted hereunder shall have the right to exercise voting rights with respect to the Restricted Stock during the Restriction Period (the Committee may require a Participant to grant an irrevocable proxy and power of substitution) and have the right to receive dividends on the Restricted Stock during the Restriction Period (and, if so, on what terms).
9.4 Performance Goals. The Committee may condition the grant of Restricted Stock or the expiration of the Restriction Period upon the Participant’s achievement of one or more performance goal(s) specified in the Award Agreement. If the Participant fails to achieve the specified performance goal(s), the Committee shall not grant the Restricted Stock to such Participant or the Participant shall forfeit the Award of Restricted Stock to the Company, as applicable.
9.5 Section 83(b) Election. If a Participant makes an election pursuant to Section 83(b) of the Code concerning Restricted Stock, the Participant shall be required to file promptly a copy of such election with the Company.
Article 10. Other Stock-Based Awards
The Committee, in its sole discretion, may grant Awards of Shares and Awards that are valued, in whole or in part, by reference to, or are otherwise based on the Fair Market Value of, Shares (the “Other Stock-Based Awards”), including without limitation, restricted stock units, dividend equivalents and other phantom awards. Such Other Stock-Based Awards shall be in such form, and dependent on such conditions, as the Committee shall determine, including, without limitation, the right to receive one or more fully paid and non-assessable Shares (or the equivalent cash value of such Shares) upon the completion of a specified period of service, the occurrence of an event and/or the attainment of performance objectives. Other Stock-Based Awards may be granted alone or in addition to any other Awards granted under the Plan. Subject to the provisions of the Plan, the Committee shall determine to whom and when Other Stock-Based Awards will be made, the number of Shares to be awarded under (or otherwise related to) such Other Stock-Based Awards, whether such Other Stock-Based Awards shall be settled in cash, Shares or a combination of cash and Shares, and all other terms and conditions of such Awards (including, without limitation, the vesting provisions thereof and provisions ensuring that all Shares so awarded and issued shall be fully paid and non-assessable).

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Article 11. Termination of Service
11.1 Termination of Service For Cause. Unless the Award Agreement provides otherwise, all of a Participant’s Awards (including any exercised Awards for which Shares have not been delivered to the Participant) shall be cancelled and forfeited immediately on the date Participant’s service terminates if such termination is for Cause or Cause exists on such date and the Company shall return to the Participant the price (if any) paid for such undelivered Shares.
11.2 Termination of Service For Reason Other Than For Cause. If a Participant’s service is terminated other than a termination for Cause, then unless the Award Agreement provides otherwise, all unvested Awards will terminate immediately as of the date the Participant’s service terminates and all vested Awards will terminate on the earliest of (a) the expiration of their term and (b) the 90th day following such termination.
Article 12. Compliance with Section 409A of the Code and Section 457A of the Code
12.1 General. The Company intends that all Awards be structured in compliance with, or to satisfy an exemption from, Section 409A of the Code and all regulations, guidance, compliance programs and other interpretative authority thereunder (“Section 409A”), such that there are no adverse tax consequences, interest, or penalties as a result of the payments. Notwithstanding the Company’s intention, in the event any Award is subject to Section 409A, the Committee may, in its sole discretion and without a Participant’s prior consent, amend the Plan and/or Awards, adopt policies and procedures, or take any other actions (including amendments, policies, procedures and actions with retroactive effect) as are necessary or appropriate to (a) exempt the Plan and/or any Award from the application of Section 409A, (b) preserve the intended tax treatment of any such Award, or (c) comply with the requirements of Section 409A, including without limitation any such regulations guidance, compliance programs and other interpretative authority that may be issued after the date of the grant.
12.2 Payments to Specified Employees. Notwithstanding any contrary provision in the Plan or Award Agreement, any payment(s) of nonqualified deferred compensation (within the meaning of Section 409A) that are otherwise required to be made under the Plan to a “specified employee” (as defined under Section 409A) as a result of his or her separation from service (other than a payment that is not subject to Section 409A) shall be delayed for the first six months following such separation from service (or, if earlier, the date of death of the specified employee) and shall instead be paid (in a manner set forth in the Award Agreement) on the payment date that immediately follows the end of such six-month period or as soon as administratively practicable thereafter.
12.3 Separation from Service. A termination of employment shall not be deemed to have occurred for purposes of any provision of the Plan or any Award Agreement providing for the payment of any amounts or benefits that are considered nonqualified deferred compensation under Section 409A upon or following a termination of employment, unless such termination is also a “separation from service” within the meaning of Section 409A and the payment thereof prior to a “separation from service” would violate Section 409A. For purposes of any such provision of the Plan or any Award Agreement relating to any such payments or benefits, references to a “termination,” “termination of employment” or like terms shall mean “separation from service.”
12.4 Section 457A. The Company intends that any Awards be structured in compliance with, or to satisfy an exemption from, Section 457A of the Code (“Section 457A”) and all regulations, guidance, compliance programs and other interpretative authority thereunder, such that there are no adverse tax consequences, interest, or penalties as a result of the payments. Notwithstanding the Company’s intention, in the event any Award is subject to Section 457A, the Committee may, in its sole discretion and without a Participant’s prior consent, amend the Plan and/or Awards, adopt policies and procedures, or take any other actions (including amendments, policies, procedures and actions with retroactive effect) as are necessary or appropriate to (a) exempt the Plan and/or any Award from the application of Section 457A, (b) preserve the intended tax treatment of any such Award, or (c) comply with the requirements of Section 457A, including without limitation any such regulations, guidance, compliance programs and other interpretative authority that may be issued after the date of the grant.

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Article 13. Adjustments
13.1 Adjustments in Authorized Shares. In the event of any corporate event or transaction involving the Company, a Subsidiary and/or an Affiliate (including, but not limited to, a change in the Shares of the Company or the capitalization of the Company) such as a merger, consolidation, reorganization, recapitalization, separation, stock dividend, stock split, reverse stock split, split up, spin-off, combination of Shares, exchange of Shares, dividend in kind, amalgamation, or other like change in capital structure (other than normal cash dividends to shareholders of the Company), or any similar corporate event or transaction, the Committee, to prevent dilution or enlargement of Participants’ rights under the Plan, shall substitute or adjust, in its sole discretion, the number and kind of Shares or other property that may be issued under the Plan or under particular forms of Awards, the number and kind of Shares or other property subject to outstanding Awards, the Option Price, grant price or purchase price applicable to outstanding Awards, the Annual Award Limits, and/or other value determinations applicable to the Plan or outstanding Awards.
13.2 Change of Control. Upon the occurrence of a Change of Control after the Effective Date, unless otherwise specifically prohibited under applicable laws or by the rules and regulations of any governing governmental agencies or national securities exchanges, or unless the Committee shall determine otherwise in the Award Agreement, the Committee is authorized (but not obligated) to make adjustments in the terms and conditions of outstanding Awards, including without limitation the following (or any combination thereof): (a) continuation or assumption of such outstanding Awards under the Plan by the Company (if it is the surviving company or corporation) or by the surviving company or corporation or its parent; (b) substitution by the surviving company or corporation or its parent of awards with substantially the same terms for such outstanding Awards; (c) accelerated exercisability, vesting and/or lapse of restrictions under outstanding Awards immediately prior to the occurrence of such event; (d) upon written notice, provide that any outstanding Awards must be exercised, to the extent then exercisable, during a reasonable period of time immediately prior to the scheduled consummation of the event, or such other period as determined by the Committee (contingent upon the consummation of the event), and at the end of such period, such Awards shall terminate to the extent not so exercised within the relevant period; and (e) cancellation of all or any portion of outstanding Awards for fair value (as determined in the sole discretion of the Committee and which may be zero) which, in the case of Options and Stock Appreciation Rights or similar Awards, may equal the excess, if any, of the value of the consideration to be paid in the Change of Control transaction to holders of the same number of Shares subject to such Awards (or, if no such consideration is paid, Fair Market Value of the Shares subject to such outstanding Awards or portion thereof being canceled) over the aggregate Option Price or grant price, as applicable, with respect to such Awards or portion thereof being canceled.
Article 14. Duration, Amendment, Modification, Suspension, and Termination
14.1 Duration of the Plan. Unless sooner terminated as provided in Section 14.2, the Plan shall terminate on the tenth anniversary of the Effective Date.
14.2 Amendment, Modification, Suspension, and Termination of Plan. The Board may amend, alter, suspend, discontinue or terminate this Plan or any portion thereof or any Award (or Award Agreement) hereunder at any time.

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Article 15. General Provisions
15.1 No Right to Service. The granting of an Award under the Plan shall impose no obligation on the Company, any Subsidiary or any Affiliate to continue the service of a Participant and shall not lessen or affect any right that the Company, any Subsidiary or any Affiliate may have to terminate the service of such Participant. No Participant or other Person shall have any claim to be granted any Award, and there is no obligation for uniformity of treatment of Participants, or holders or beneficiaries of Awards. The terms and conditions of Awards and the Committee’s determinations and interpretations with respect thereto need not be the same with respect to each Participant (whether or not such Participants are similarly situated).
15.2 Fractional Shares. The Committee shall determine whether cash, Awards, other securities or other property shall be issued or paid in lieu of fractional Shares or whether such fractional Shares or any rights thereto shall be rounded, forfeited or otherwise eliminated.
15.3 Tax Withholding. The Company shall have the power and the right to deduct or withhold automatically from any amount deliverable under the Award or otherwise, or require a Participant to remit to the Company, the minimum statutory amount to satisfy federal, state, and local taxes, domestic or foreign, required by law or regulation to be withheld with respect to any taxable event arising as a result of the Plan. With respect to required withholding, Participants may elect (subject to the Company’s automatic withholding right set out above), subject to the approval of the Committee, to satisfy the withholding requirement, in whole or in part, by having the Company withhold Shares having a Fair Market Value on the date the tax is to be determined equal to the minimum statutory total tax that could be imposed on the transaction.
15.4 No Guarantees Regarding Tax Treatment. Participants (or their beneficiaries) shall be responsible for all taxes with respect to any Awards under the Plan. The Committee and the Company make no guarantees to any Person regarding the tax treatment of Awards or payments made under the Plan. Neither the Committee nor the Company has any obligation to take any action to prevent the assessment of any tax on any Person with respect to any Award under Section 409A of the Code or Section 457A of the Code or otherwise and none of the Company, any of its Subsidiaries or Affiliates, or any of their employees or representatives shall have any liability to a Participant with respect thereto.
15.5 Non-Transferability of Awards. Unless otherwise determined by the Committee, an Award shall not be transferable or assignable by the Participant except in the event of his death (subject to the applicable laws of descent and distribution) and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance shall be void and unenforceable against the Company or any Affiliate. No transfer shall be permitted for value or consideration. An award exercisable after the death of a Participant may be exercised by the legatees, personal representatives or distributees of the Participant. Any permitted transfer of the Awards to heirs or legatees of the Participant shall not be effective to bind the Company unless the Committee shall have been furnished with written notice thereof and a copy of such evidence as the Committee may deem necessary to establish the validity of the transfer and the acceptance by the transferee or transferees of the terms and conditions hereof.
15.6 Conditions and Restrictions on Shares. The Committee may impose such other conditions or restrictions on any Shares received in connection with an Award as it may deem advisable or desirable. These restrictions may include, but shall not be limited to, a requirement that the Participant hold the Shares received for a specified period of time or a requirement that a Participant represent and warrant in writing that the Participant is acquiring the Shares for investment and without any present intention to sell or distribute such Shares. The certificates for Shares may include any legend which the Committee deems appropriate to reflect any conditions and restrictions applicable to such Shares.

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15.7 Compliance with Law. The granting of Awards and the issuance of Shares under the Plan shall be subject to all applicable laws, rules, and regulations, and to such approvals by any governmental agencies, or any stock exchanges on which the Shares are admitted to trading or listed, as may be required. The Company shall have no obligation to issue or deliver evidence of title for Shares issued under the Plan prior to:
(a)	Obtaining any approvals from governmental agencies that the Company determines are necessary or advisable; and
(b)
Completion of any registration or other qualification of the Shares under any applicable national, state or foreign law or ruling of any governmental body that the Company determines to be necessary or advisable.

The restrictions contained in this Section 15.7 shall be in addition to any conditions or restrictions that the Committee may impose pursuant to Section 15.6. The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company’s counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.
15.8 Awards to Non-U.S. Participants. To comply with the laws in countries other than the United States in which the Company or any of its Subsidiaries or Affiliates operates or has employees, non-employee directors, independent contractors, leased employees or other service providers, the Committee, in its sole discretion, shall have the power and authority to:
(a)	Determine which Subsidiaries or Affiliates shall be covered by the Plan;
(b)	Determine which individuals outside the United States are eligible to participate in the Plan;
(c)	Modify the terms and conditions of any Award granted to individuals outside the United States to comply with applicable foreign laws;
(d)	Take any action, before or after an Award is made, that it deems advisable to obtain approval or comply with any necessary local government regulatory exemptions or approvals; and
(e)
Establish subplans and modify exercise procedures and other terms and procedures, to the extent such actions may be necessary or advisable. Any subplans and modifications to Plan terms and procedures established under this Section 15.8 by the Committee shall be attached to this Plan document as appendices.

15.9 Rights as a Shareholder. Except as otherwise provided herein or in the applicable Award Agreement, a Participant shall have none of the rights of a shareholder with respect to Shares covered by any Award until the Participant becomes the record holder of such Shares.

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15.10 Severability. If any provision of the Plan or any Award is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction, or as to any Person or Award, or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to applicable laws, or if it cannot be so construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Award, such provision shall be stricken as to such jurisdiction, Person, or Award, and the remainder of the Plan and any such Award shall remain in full force and effect.
15.11 Unfunded Plan. Participants shall have no right, title, or interest whatsoever in or to any investments that the Company or any of its Subsidiaries or Affiliates may make to aid it in meeting its obligations under the Plan. Nothing contained in the Plan, and no action taken pursuant to its provisions, shall create or be construed to create a trust of any kind, or a fiduciary relationship between the Company and any Participant, beneficiary, legal representative, or any other Person. To the extent that any Person acquires a right to receive payments from the Company under the Plan, such right shall be no greater than the right of an unsecured general creditor of the Company. All payments to be made hereunder shall be paid from the general funds of the Company and no special or separate fund shall be established and no segregation of assets shall be made to assure payment of such amounts. The Plan is not subject to the U.S. Employee Retirement Income Security Act of 1974, as amended from time to time.
15.12 No Constraint on Corporate Action. Nothing in the Plan shall be construed to (a) limit, impair, or otherwise affect the Company’s right or power to make adjustments, reclassifications, reorganizations, or changes of its capital or business structure, or to merge or consolidate, or dissolve, liquidate, sell, or transfer all or any part of its business or assets, or (b) limit the right or power of the Company to take any action which such entity deems to be necessary or appropriate.
15.13 Successors. All obligations of the Company under the Plan with respect to Awards granted hereunder shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business or assets of the Company.
15.14 Governing Law. The Plan and each Award Agreement shall be governed by the laws of the State of New York, excluding any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of the Plan to the substantive law of another jurisdiction.
15.15 Effective Date. The Plan shall be effective as of the date set forth below (the “Effective Date”).
*     *     *
This Plan was duly adopted and approved by the Board of Directors of the Company by resolution at a meeting held on the 4th day of August, 2009, to become effective as of April 29, 2010.

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Exhibit 4.6
Babcock & Brown Air Limited
2010 Omnibus Incentive Plan
STOCK APPRECIATION RIGHT AWARD AGREEMENT
THIS AGREEMENT (the “Award Agreement”) is made effective as of [            ] (the “Grant Date”) between Babcock & Brown Air Limited, a Bermuda exempted company (with any successor, the “Company”), and                      (the “Participant”):
R E C I T A L S:
WHEREAS, the Company has adopted the Babcock & Brown Air Limited 2010 Omnibus Incentive Plan (the “Plan”), which is incorporated herein by reference and made a part of this Award Agreement. Capitalized terms not otherwise defined herein shall have the same meanings as in the Plan; and
WHEREAS, the Committee has determined that it would be in the best interests of the Company and its shareholders to grant the Stock Appreciation Right and Dividend Equivalent Rights provided for herein to the Participant pursuant to the Plan and the terms set forth herein.
NOW THEREFORE, in consideration of the mutual covenants hereinafter set forth, the parties agree as follows:
1. Grant of Stock Appreciation Right and Dividend Equivalents. The Company hereby grants to the Participant a Stock Appreciation Right covering [          ] Shares (the “SAR”) and Dividend Equivalent Rights on [          ] Shares (the “Dividend Equivalents”) as of the Grant Date on the terms and conditions hereinafter set forth.
2. Grant Price. The grant price per Share of the SAR shall be $[          ] (the “Grant Price”), subject to adjustment as set forth in the Plan.
3. Settlement of SAR. Upon exercise of all or a specified portion of the SAR, the Participant (or other such person entitled to exercise the SAR pursuant to this Award Agreement and the Plan) shall be entitled to receive from the Company, a number of Shares equal in total value as of the date of exercise (the “Exercise Date”) to the product of:
a.	100% of the amount (if any) by which the Fair Market Value on the Exercise Date of the SAR exceeds the Grant Price, by

b.	the number of Shares with respect to which the SAR is exercised.
Prior to settlement, Participant shall make arrangements with the Committee for the satisfaction of any federal, State, local or foreign withholding obligations that may arise in connection with such settlement in accordance with the terms of the Plan.
4. Vesting. Subject to the Participant’s continued service, the SAR shall vest in equal installments on [          ] following the Grant Date (each, a “Vesting Date”), so that [          ] of the SAR shall vest on each Vesting Date.

5. Term of SAR. The SAR shall be exercisable during its term only to the extent it has vested. The term of the SAR commences on the Grant Date and expires on the tenth anniversary of the Grant Date, except as otherwise provided in the Plan and this Award Agreement.
6. Accelerated Vesting Upon Termination Following a Change of Control. To the extent not previously cancelled or forfeited, the unvested portion of the SAR shall immediately vest in full if the Participant’s service is terminated without Cause or for Good Reason within one year following or in connection with a Change of Control. Notwithstanding the foregoing, in the event of settlement on account of a Change of Control, in lieu of Shares, the Committee may, in its sole discretion, settle the SAR with a cash payment equal to the Fair Market Value of such Shares.
For Purposes of this Award Agreement, “Good Reason” shall mean the occurrence of one or more of the following without the consent of the Participant: (a) a material reduction in the Participant’s base salary or incentive compensation opportunity (other than a general reduction that affects all similarly situated Participants equally), (b) a material reduction of Participant’s duties and responsibilities or an adverse change in Participant’s title, or (c) a transfer of Participant’s primary workplace by more than 35 miles from the location of Participant’s current primary workplace, provided, that, Participant shall first have given the Company written notice that an event or condition constituting Good Reason has occurred and specifying in reasonable detail the circumstances constituting such Good Reason within 30 days after such occurrence, and the Company shall have a period of 30 days after receiving such written notice to effectively cure or remedy such occurrence, and provided, further, that, that in the case of a Participant who has an employment agreement with the Company or any Subsidiary or Affiliate, “Good Reason” shall be determined in accordance with such definition.
7. Termination of Service.
a.
Termination of Service Without Cause. If a Participant’s service is terminated by the Company without Cause, to the extent not previously cancelled or forfeited, the portion of the SAR that would vest during the one year period following such termination date shall immediately vest and any remaining unvested portion shall be canceled and forfeited.

b.
Termination of Service Due to Death or Permanent Disability. If a Participant’s service is terminated due to death or Permanent Disability, to the extent not previously cancelled or forfeited, the unvested portion of the SAR shall immediately vest in full, and the vested portion of the SAR will remain exercisable until the earliest to occur of: (a) the expiration of the term of the SAR and (b) the one year anniversary of such termination date. “Permanent Disability” means any physical or mental disability rendering the Participant unable to perform the Participant’s duties for a period of at least 180 days out of any 12 month period.

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8. Exercise of SAR. The SAR is exercisable by delivery of an exercise notice, at such location and in such form as the Committee shall designate, which shall state the election to exercise the SAR, the number of Shares in respect of which the SAR is being exercised and such other representations and agreements as may be required by the Committee pursuant to the provisions of the Plan. In the event the SAR is being exercised by the Participant’s representative, the notice shall be accompanied by proof (satisfactory to the Committee) of the representative’s right to exercise the SAR.
The SAR shall be deemed to be exercised upon receipt by the Company of such exercise notice and shall be settled in Shares within ten business days. The Company shall not be liable to the Participant for damages relating to any delays in issuing the certificates to him, any loss of the certificates, or any mistakes or errors in the issuance of the certificates or in the certificates themselves. The SAR may not be exercised for a fraction of a share.
9. Dividend Equivalents. For each Dividend Equivalent the Participant shall have the right to receive an amount equal to the per Share dividend (if any) paid by the Company during the period between the Grant Date and the Dividend Equivalent’s expiration. Each Dividend Equivalent relates to one Share covered by the SAR and the Dividend Equivalents expire at the same time and in the same proportion that the SAR is either exercised, canceled, forfeited or expired.
When dividends are paid by the Company, the Participant will be credited with an amount determined by multiplying the number of the Participant’s unexpired Dividend Equivalents by the dividend per Share. Such amount is payable in cash on the Vesting Date following the date the dividend is paid, provided, that, for any dividend that is paid after the final Vesting Date such amount is payable on the same date that the dividend is paid to shareholders (or promptly thereafter).
10. Transferability. The SAR and related Dividend Equivalents shall not be transferable or assignable by the Participant except: (i) by will or by the laws of descent and distribution, (ii) subject to the prior approval of the Committee in each instance, for estate planning purposes, and (iii) subject to the prior approval of the Committee in each instance, Participants residing in Ireland may transfer or assign vested but unexercised portions of the SAR for tax planning purposes. Any other purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance shall be void and unenforceable against the Company or any Affiliate. No transfer shall be permitted for value or consideration. An award exercisable after the death of a Participant may be exercised by the legatees, personal representatives or distributees of the Participant. The terms of the Plan and this Award Agreement shall be binding upon the legatees, personal representatives, distributees, transferees and assigns of the Participant.
11. Securities Laws/Legend on Certificates. The issuance and delivery of Shares shall comply with all applicable requirements of law, including (without limitation) the Securities Act of 1933, as amended, the rules and regulations promulgated thereunder, state securities laws and regulations, and the regulations of any stock exchange or other securities market on which the Company’s securities may then be traded. If the Company deems it necessary to ensure that the issuance of securities under the Plan is not required to be registered under any applicable securities laws, each Participant to whom such security would be issued shall deliver to the Company an agreement or certificate containing such representations, warranties and covenants as the Company which satisfies such requirements. The certificates representing the Shares shall be subject to such stop transfer orders and other restrictions as the Committee may deem reasonably advisable, and the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

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12. Fractional Shares. Fractional shares shall not be issued and any rights thereto shall be forfeited without consideration.
13. Notices. Any notification required by the terms of this Award Agreement shall be given in writing and shall be deemed effective upon personal delivery or within three days of deposit with the United States Postal Service, by registered or certified mail, with postage and fees prepaid. A notice shall be addressed to the Company, Attention: General Counsel, at its principal executive office and to the Participant at the address that he or she most recently provided to the Company.
14. Entire Agreement. This Award Agreement and the Plan constitute the entire contract between the parties hereto with regard to the subject matter hereof. They supersede any other agreements, representations or understandings (whether oral or written and whether express or implied) which relate to the subject matter hereof.
15. Waiver. No waiver of any breach or condition of this Award Agreement shall be deemed to be a waiver of any other or subsequent breach or condition whether of like or different nature.
16. Choice of Law; Jurisdiction; Waiver of Jury Trial. This Award Agreement shall be governed by the laws of the State of New York, excluding any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of the Plan to the substantive law of another jurisdiction.
SUBJECT TO THE TERMS OF THIS AWARD AGREEMENT, THE PARTIES AGREE THAT ANY AND ALL ACTIONS ARISING UNDER OR IN RESPECT OF THIS AWARD AGREEMENT SHALL BE LITIGATED IN THE FEDERAL OR STATE COURTS IN NEW YORK. BY EXECUTING AND DELIVERING THIS AWARD AGREEMENT, EACH PARTY IRREVOCABLY SUBMITS TO THE PERSONAL JURISDICTION OF SUCH COURTS FOR ITSELF, HIMSELF OR HERSELF AND IN RESPECT OF ITS, HIS OR HER PROPERTY WITH RESPECT TO SUCH ACTION. EACH PARTY AGREES THAT VENUE WOULD BE PROPER IN ANY OF SUCH COURTS, AND HEREBY WAIVES ANY OBJECTION THAT ANY SUCH COURT IS AN IMPROPER OR INCONVENIENT FORUM FOR THE RESOLUTION OF ANY SUCH ACTION.
EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AWARD AGREEMENT.

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17. SAR and Dividend Equivalents Subject to Plan. By entering into this Award Agreement the Participant agrees and acknowledges that the Participant has received and read a copy of the Plan. The SAR and Dividend Equivalents are subject to the Plan. The terms and provisions of the Plan as it may be amended from time to time are hereby incorporated herein by reference. The Participant has had the opportunity to retain counsel, and has read carefully, and understands, the provisions of the Plan and the Award Agreement.
18. Signature in Counterparts. This Award Agreement may be signed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.
[SIGNATURE PAGE FOLLOWS]

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IN WITNESS WHEREOF, the parties hereto have executed this Award Agreement.

Babcock & Brown Air Limited

By:

Agreed and acknowledged as
of the date first above written:

PARTICIPANT

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Exhibit 4.7
Babcock & Brown Air Limited
2010 Omnibus Incentive Plan
RESTRICTED STOCK UNIT AWARD AGREEMENT
THIS AGREEMENT (the “Award Agreement”) is made effective as of [                    ] (the “Grant Date”) between Babcock & Brown Air Limited, a Bermuda exempted company (with any successor, the “Company”), and                      (the “Participant”):
R E C I T A L S:
WHEREAS, the Company has adopted the Babcock & Brown Air Limited 2010 Omnibus Incentive Plan (the “Plan”), which is incorporated herein by reference and made a part of this Award Agreement. Capitalized terms not otherwise defined herein shall have the same meanings as in the Plan; and
WHEREAS, the Committee has determined that it would be in the best interests of the Company and its shareholders to grant the Restricted Stock Units and Dividend Equivalent Rights provided for herein to the Participant pursuant to the Plan and the terms set forth herein.
NOW THEREFORE, in consideration of the mutual covenants hereinafter set forth, the parties agree as follows:
1. Grant of the Restricted Stock Units and Dividend Equivalents. The Company hereby grants to the Participant                      Restricted Stock Units (the “RSUs”) and Dividend Equivalent Rights on                      Shares (the “Dividend Equivalents”) as of the Grant Date on the terms and conditions hereinafter set forth and subject to adjustment as set forth in the Plan. Each RSU and Dividend Equivalent represent one hypothetical Share.
2. Settlement of RSUs. On each Vesting Date (as defined below) or as soon as practicable thereafter, the Company shall deliver to Participant one or more certificate(s) representing the number of Shares equal to the number of RSUs which vested on such Vesting Date. Prior to settlement, Participant shall make arrangements with the Committee for the satisfaction of any federal, State, local or foreign withholding obligations that may arise in connection with such settlement in accordance with the terms of the Plan.
The Company shall not be liable to the Participant for damages relating to any delays in issuing the certificates to him, any loss of the certificates, or any mistakes or errors in the issuance of the certificates or in the certificates themselves.
3. Vesting. Subject to the Participant’s continued Service, the RSUs shall vest in equal installments on [          ] following the Grant Date (each, a “Vesting Date”), so that [          ] of the RSUs shall vest on each Vesting Date.
4. Accelerated Vesting Upon Termination Following a Change of Control. To the extent not previously cancelled or forfeited, the unvested RSUs shall immediately vest in full if the Participant’s service is terminated without Cause or for Good Reason within one year following or in connection with a Change of Control. Notwithstanding the foregoing, in the event of settlement on account of a Change of Control, in lieu of Shares, the Committee may, in its sole discretion, settle RSUs with a cash payment equal to the Fair Market Value of such Shares.

For Purposes of this Award Agreement, “Good Reason” shall mean the occurrence of one or more of the following without the consent of the Participant: (a) a material reduction in the Participant’s base salary or incentive compensation opportunity (other than a general reduction that affects all similarly situated Participants equally), (b) a material reduction of Participant’s duties and responsibilities or an adverse change in Participant’s title, or (c) a transfer of Participant’s primary workplace by more than 35 miles from the location of Participant’s current primary workplace, provided, that, Participant shall first have given the Company written notice that an event or condition constituting Good Reason has occurred and specifying in reasonable detail the circumstances constituting such Good Reason within 30 days after such occurrence, and the Company shall have a period of 30 days after receiving such written notice to effectively cure or remedy such occurrence, and provided, further, that, that in the case of a Participant who has an employment agreement with the Company or any Subsidiary or Affiliate, “Good Reason” shall be determined in accordance with such definition.
5. Termination of Service.
a.
Termination of Service Without Cause. If a Participant’s service is terminated by the Company without Cause, to the extent not previously cancelled or forfeited, the unvested RSUs that would vest during the one year period following such termination date shall immediately vest and any remaining unvested RSUs shall be canceled and forfeited.

b.
Termination of Service Due to Death or Permanent Disability. If a Participant’s service is terminated due to death or Permanent Disability, to the extent not previously cancelled or forfeited, the unvested RSUs shall immediately vest in full. “Permanent Disability” means any physical or mental disability rendering the Participant unable to perform the Participant’s duties for a period of at least 180 days out of any 12 month period.

6. Dividend Equivalents. For each Dividend Equivalent the Participant shall have the right to receive an amount equal to the per Share dividend (if any) paid by the Company during the period between the Grant Date and the Dividend Equivalent’s expiration. Each Dividend Equivalent relates to one RSU and expires at the same time that the related RSU vests or is canceled or forfeited.
When dividends are paid by the Company, the Participant will be credited with an amount determined by multiplying the number of the Participant’s unexpired Dividend Equivalents by the dividend per Share. Such amount is payable in cash on the Vesting Date following the date the dividend is paid.
7. Transferability. The RSUs and related Dividend Equivalents shall not be transferable or assignable by the Participant except: (i) by will or by the laws of descent and distribution, and (ii) subject to the prior approval of the Committee in each instance, for estate planning purposes. Any other purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance shall be void and unenforceable against the Company or any Affiliate. No transfer shall be permitted for value or consideration. The terms of the Plan and this Award Agreement shall be binding upon the legatees, personal representatives, distributees, transferees and assigns of the Participant.

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8. Securities Laws/Legend on Certificates. The issuance and delivery of Shares shall comply with all applicable requirements of law, including (without limitation) the Securities Act of 1933, as amended, the rules and regulations promulgated thereunder, state securities laws and regulations, and the regulations of any stock exchange or other securities market on which the Company’s securities may then be traded. If the Company deems it necessary to ensure that the issuance of securities under the Plan is not required to be registered under any applicable securities laws, each Participant to whom such security would be issued shall deliver to the Company an agreement or certificate containing such representations, warranties and covenants as the Company which satisfies such requirements. The certificates representing the Shares shall be subject to such stop transfer orders and other restrictions as the Committee may deem reasonably advisable, and the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.
9. Fractional Shares. Fractional shares shall not be issued and any rights thereto shall be forfeited without consideration.
10. Notices. Any notification required by the terms of this Award Agreement shall be given in writing and shall be deemed effective upon personal delivery or within three days of deposit with the United States Postal Service, by registered or certified mail, with postage and fees prepaid. A notice shall be addressed to the Company, Attention: General Counsel, at its principal executive office and to the Participant at the address that he or she most recently provided to the Company.
11. Entire Agreement. This Award Agreement and the Plan constitute the entire contract between the parties hereto with regard to the subject matter hereof. They supersede any other agreements, representations or understandings (whether oral or written and whether express or implied) which relate to the subject matter hereof.
12. Waiver. No waiver of any breach or condition of this Award Agreement shall be deemed to be a waiver of any other or subsequent breach or condition whether of like or different nature.
13. Choice of Law; Jurisdiction; Waiver of Jury Trial. This Award Agreement shall be governed by the laws of the State of New York, excluding any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of the Plan to the substantive law of another jurisdiction.
SUBJECT TO THE TERMS OF THIS AWARD AGREEMENT, THE PARTIES AGREE THAT ANY AND ALL ACTIONS ARISING UNDER OR IN RESPECT OF THIS AWARD AGREEMENT SHALL BE LITIGATED IN THE FEDERAL OR STATE COURTS IN NEW YORK. BY EXECUTING AND DELIVERING THIS AWARD AGREEMENT, EACH PARTY IRREVOCABLY SUBMITS TO THE PERSONAL JURISDICTION OF SUCH COURTS FOR ITSELF, HIMSELF OR HERSELF AND IN RESPECT OF ITS, HIS OR HER PROPERTY WITH RESPECT TO SUCH ACTION. EACH PARTY AGREES THAT VENUE WOULD BE PROPER IN ANY OF SUCH COURTS, AND HEREBY WAIVES ANY OBJECTION THAT ANY SUCH COURT IS AN IMPROPER OR INCONVENIENT FORUM FOR THE RESOLUTION OF ANY SUCH ACTION.

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EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AWARD AGREEMENT.
14. RSUs and Dividend Equivalents Subject to Plan. By entering into this Award Agreement the Participant agrees and acknowledges that the Participant has received and read a copy of the Plan. The RSUs and Dividend Equivalents are subject to the Plan. The terms and provisions of the Plan as it may be amended from time to time are hereby incorporated herein by reference. The Participant has had the opportunity to retain counsel, and has read carefully, and understands, the provisions of the Plan and the Award Agreement.
15. Signature in Counterparts. This Award Agreement may be signed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.
[SIGNATURE PAGE FOLLOWS]

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IN WITNESS WHEREOF, the parties hereto have executed this Award Agreement.

Babcock & Brown Air Limited

By:

Agreed and acknowledged as
of the date first above written:

PARTICIPANT

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